Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

SCILEX HOLDING COMPANY,

SIGMA MERGER SUB, INC.,

SEMNUR PHARMACEUTICALS, INC.,

FORTIS ADVISORS LLC, SOLELY AS THE EQUITYHOLDERS’ REPRESENTATIVE

AND, SOLELY WITH RESPECT TO SECTION 1.8(a), SECTION 3.11 AND ARTICLE X,

SORRENTO THERAPEUTICS, INC.

DATED AS OF MARCH 18, 2019

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

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EXHIBITS

Exhibit A	-	Definitions
Exhibit B	-	Stockholder Written Consent
Exhibit C	-	Charter Amendment
Exhibit D	-	Certificate of Merger
Exhibit E	-	Escrow Agreement
Exhibit F	-	Joinder Agreement
Exhibit G	-	Voting Agreement
Exhibit H	-	Exchange Agreement
Exhibit I	-	Contribution and Loan Agreement

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of March 18, 2019, by and among Scilex Holding Company, a Delaware corporation (“Parent”), Sigma Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Semnur Pharmaceuticals, Inc., a Delaware corporation (the “Company”), Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as representative of the Equityholders (the “Equityholders’ Representative”), and, solely with respect to Section 1.8(a), Section 3.11 and Article X (collectively, the “Specified Sections”), Sorrento Therapeutics, Inc., a Delaware corporation (“Sorrento”).

RECITALS

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”) and, to the extent applicable, the California Corporations Code (the “CCC”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent;

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have approved, adopted and declared advisable this Agreement and the Merger;

WHEREAS, the respective boards of directors of Merger Sub and the Company have each determined that the Merger is advisable and in the best interests of the holders of their respective capital stock, and such boards of directors have approved the Merger, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a material inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain Stockholders have each entered into a non-competition agreement with Parent (each, a “Non-Competition Agreement”), in each case to be effective at or following the Closing in accordance with their respective terms;

WHEREAS concurrently with the execution and delivery of this Agreement and as a material inducement to the parties’ willingness to enter into this Agreement, (i) certain Stockholders have executed and delivered a joinder agreement in substantially the form attached hereto as EXHIBIT F (the “Joinder Agreement”), an accredited investor questionnaire, in a form reasonably satisfactory to Parent, certifying, among other things, as to such Person’s status as an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act (the “Investor Questionnaire”) and a “bad actor” questionnaire relating to Rule 506(d) of the Securities Act, in form reasonably satisfactory to Parent, executed by each Stockholder that is an officer, director or promoter of Parent or a beneficial owner of 20% or more of the Parent Shares (the “Disqualification Questionnaire”) and (ii) Scilex Pharmaceuticals, Inc., a Delaware corporation (“Scilex”), on the one hand, and each of Sorrento and the other holders of shares of Scilex capital stock (collectively, the “Scilex Stockholders”), on the other hand, have executed and delivered a contribution and loan agreement in substantially the form attached hereto as EXHIBIT I (the “Contribution and Loan Agreement”); and

WHEREAS, immediately following the execution and delivery of this Agreement by the parties hereto, the Company will deliver the written consent, in the form attached hereto as EXHIBIT B (each, a “Stockholder Written Consent”) from the Stockholders constituting the Required Company Stockholder Vote.

NOW, THEREFORE, in consideration of the respective covenants, agreements and representations and warranties set forth in this Agreement, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

DESCRIPTION OF TRANSACTION

Section 1.1Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and, to the extent applicable, the CCC.

Section 1.3Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the“Closing”) shall take place at the offices of Paul Hastings LLP, 1117 S. California Avenue, Palo Alto, California 94304, on the date of delivery of the Stockholder Written Consent by the Company as contemplated by this Agreement. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.” Contemporaneously with or as promptly as practicable after the Closing, an amendment to the certificate of incorporation of the Company in substantially the form attached hereto as EXHIBIT C (the “Charter Amendment”) duly executed by the Company shall be filed with the Secretary of State of the State of Delaware and, immediately following acceptance thereof, a certificate of merger in substantially the form attached hereto as EXHIBIT D hereto (the “Certificate of Merger”) duly executed by the Company shall be filed with the Secretary of State of the State of Delaware. The Merger shall become effective upon the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or such other date and time as Parent and the Company may mutually agree and include in the Certificate of Merger (the “Effective Time”).

Section 1.4Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent and the Company prior to the Effective Time:

(a)The certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation shall be such name as Parent may designate).

(b)The bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that all references to Merger Sub shall refer to the name of the Surviving Corporation designated by Parent).

(c)From and after the Effective Time, until their successors are duly elected or appointed and qualified in accordance with applicable Law, the directors of the Surviving Corporation immediately after the Effective Time shall be the individuals who are the directors of Merger Sub immediately prior to the Effective Time, together with such additional individuals as Parent may designate.

(d)From and after the Effective Time, until their successors are duly elected or appointed and qualified in accordance with applicable Law, the officers of the Surviving Corporation immediately after the Effective Time shall be the individuals who are the officers of Merger Sub immediately prior to the Effective Time, together with such additional individuals as Parent may designate.

Section 1.5Conversion of Shares. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Stockholder:

(a)any Company Shares then held by the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(b)any Company Shares then held by Parent, Merger Sub or any other Subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(c)except as provided in clauses (a) and (b) above, subject to Section 1.8, Section 1.9, Section 1.10 and Section 8.6, as applicable, each Company Preferred Share (excluding for these purposes Dissenting Shares and Restricted Shares) issued and outstanding immediately prior to the Effective Time shall be canceled and automatically converted into the right of the holder to receive the following:

(i)	the Per Share Cash Preference;
(ii)	the Per Share Stock Preference;
(iii)	the Per Share Cash Participation;
(iv)	the Per Share Stock Participation;
(v)	the Contingent Per Share Participation Cash; and
(vi)	the Contingent Per Share Cash.

(d)except as provided in clauses (a) and (b) above, subject to Section 1.8, Section 1.9, Section 1.10 and Section 8.6, as applicable, each Company Common Share (excluding for these purposes Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be canceled and automatically converted into the right of the holder to receive the following:

(i)	the Per Share Cash Participation;
(ii)	the Per Share Stock Participation;
(iii)	the Contingent Per Share Participation Cash;
(iv)	the Contingent Per Common Share Cash; and
(v)	the Contingent Per Share Cash.

(e)each share of the common stock, par value $0.00001 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation, such that immediately following the Effective Time, Parent shall become the sole and exclusive owner of all of the issued and outstanding capital stock of the Company as the Surviving Corporation; and

(f)each Restricted Share that is issued and outstanding immediately prior to the Effective Time shall vest in full and all restrictions, forfeiture conditions and repurchase rights with respect thereto shall lapse, and each Restricted Share shall be converted into the right to receive the consideration specified in Section 1.5(d) for Company Common Shares.

For purposes of this Agreement:

“Aggregate Adjustment Amount” means the amount by which (a) the Aggregate Negative Adjustment Amount (expressed as an absolute value) exceeds (b) the amount of Aggregate Closing Cash in excess of $1,500,000 (if any).

“Aggregate Available Parent Shares” a number of Parent Shares equal to the quotient obtained by dividing (a) the Initial Stock Amount by (b) the Parent Stock Price.

“Aggregate Closing Cash” means the sum of the cash, cash equivalents and marketable securities of the Company as of the date of this Agreement.

“Aggregate Negative Adjustment Amount” means the sum of (a) the Closing Indebtedness plus (b) the Closing Transaction Expenses, each expressed as an absolute value.

“Closing Aggregate Exercise Price” means the aggregate exercise price of all Company Options that are outstanding as of immediately prior to the Closing.

“Closing Indebtedness” means the aggregate unpaid principal amount of, and accrued and unpaid interest on, the outstanding Indebtedness for borrowed money of the Company as of immediately prior to the Closing.

“Closing Transaction Expenses” means the aggregate amount of the Transaction Expenses that remain outstanding and unpaid as of immediately prior to the Closing.

“Contingent Per Common Share Cash” means an amount, with respect to each Milestone Payment, General Escrow Property, Designated Escrow Property and the Expense Fund, payable with respect to each Company Common Share pursuant to Section 1.13(b)(ii).

“Contingent Per Share Cash” means an amount, with respect to each Milestone Payment, General Escrow Property, Designated Escrow Property and the Expense Fund, payable with respect to each Company Share pursuant to Section 1.13(b)(iii).

“Contingent Per Share Participation Cash” means an amount, with respect to each Milestone Payment, General Escrow Property, Designated Escrow Property and the Expense Fund, payable with respect to each Company Share pursuant to Section 1.13(b)(i).

“Fully Diluted Capital Number” means the sum (without duplication) of (a) the aggregate number of Company Preferred Shares that are issued and outstanding immediately prior to the Effective Time, calculated on an as-converted to Company Common Shares basis and after giving effect to the exercise, exchange or conversion of any other securities or rights that are convertible into, exercisable for or exchangeable for, Company Preferred Shares that are issued and outstanding immediately prior to the Effective Time, plus (b) the Fully Diluted Common Number.

“Fully Diluted Common Number” means the sum (without duplication) of (a) the aggregate number of Company Common Shares that are issued and outstanding immediately prior to the Effective Time, plus (b) the aggregate number of Company Common Shares that are issuable upon full exercise, exchange or conversion of all Company Options and any other securities (other than Company Preferred Shares) or rights (in each such case whether vested or unvested) that are convertible into, exercisable for or exchangeable for, Company Common Shares that are issued and outstanding immediately prior to the Effective Time.

“Initial Cash Amount” means an amount equal to the sum of (a) the Initial Merger Consideration minus (b) the Initial Stock Amount minus (c) the Aggregate Adjustment Amount (if any).

“Initial Escrow Shares” means the number of Parent Shares (rounded down to the nearest whole share) equal the product obtained by multiplying (a) the Aggregate Available Parent Shares by (b) ten percent (10%).

“Initial Merger Consideration” means an amount equal to the sum of (a) $70,000,000 plus (c) the Closing Aggregate Exercise Price.

“Initial Stock Amount” means the product obtained by multiplying (a) the Initial Merger Consideration by (b) quotient obtained by dividing (i) fifty-five (55) by (ii) seventy (70).

“Participation Cash Amount” means an amount equal the sum of (a) the Initial Cash Amount less (b) the Preference Cash Amount less (c) the Expense Fund; provided, however, in no event shall such amount be less than zero.

“Participation Stock Amount” means a number of Parent Shares equal to the sum of (a) the Aggregate Available Parent Shares minus (b) the Preference Stock Amount minus (c) the Initial Escrow Shares.

“Per Share Cash Participation” means the quotient obtained by dividing (a) the Participation Cash Amount by (b) the Fully Diluted Capital Number.

“Per Share Cash Preference” means an amount equal to the product obtained by multiplying (a) $0.95455 by (b) the quotient obtained by dividing (i) the Initial Cash Amount by (ii) the sum of (A) the Initial Cash Amount plus (B) the Initial Stock Amount.

“Per Share Stock Participation” means a number of Parent Shares equal to the quotient obtained by dividing (a) the Participation Stock Amount by (b) the Fully Diluted Capital Number.

“Per Share Stock Preference” means a number of Parent Shares equal to the quotient obtained by dividing (a) the sum of (i) $0.95455 minus (ii) the Per Share Cash Preference by (b) the Parent Stock Price.

“Preference Cash Amount” means the aggregate amount of cash payable pursuant to Section 1.5(c)(i).

“Preference Stock Amount” means the aggregate number of Parent Shares issuable pursuant to Section 1.5(c)(ii).

Section 1.6Unaccredited Investors. Notwithstanding any provisions of this Agreement to the contrary, in the event Parent believes in its reasonable discretion that an Equityholder is not an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, Parent may determine in its discretion, to be exercised in good faith, to pay (and in such case Sorrento shall pay or cause to be paid) the portion of the Merger Consideration that would otherwise be due under this Agreement to such Equityholder (or, in the case of contributions to or distributions from the General Escrow Fund, be contributed on such Equityholder’s behalf or released to such Equityholder) in the form of cash only, and not in the form of Parent Shares, with the amount of cash to be paid in lieu of any such Parent Shares or deposited with the Escrow Agent pursuant to Section 1.10 with respect thereto to be calculated based on the Parent Stock Price.

Section 1.7Closing of the Company’s Transfer Books. At the Effective Time: (a) all Company Shares outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing Company Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, and each certificate representing any such Company Shares (each, a “Company Share Certificate”) shall thereafter represent the right to receive the consideration referred to in Section 1.5; and (b) the stock transfer books of the Company shall be closed with respect to all Company Shares outstanding immediately prior to the Effective Time. No further transfer of any such Company Share shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a Company Share Certificate is presented to the Surviving Corporation or Parent, such Company Share Certificate shall be canceled and shall be exchanged as provided in Section 1.8.

Section 1.8Exchange of Certificates; Payment of Merger Consideration.

(a)Promptly following the Effective Time (but on the Closing Date or, if confirmation of the filing of the Certificate of Merger has not been obtained prior to 1PM Pacific Time on the Closing Date, then on the first business day after the Closing Date), Sorrento shall (or shall cause Parent to) deposit cash in an amount equal to the Initial Cash Amount with Wilmington Trust N.A. (the “Paying Agent”), as contemplated by that certain paying agent agreement entered into by the Paying Agent with Parent concurrently with the execution and delivery of this Agreement..

(b)Within five (5) Business Days following the Effective Time, Parent will send or cause to be sent to the holders of Company Share Certificates previously representing Company Shares through email (unless requested by the Company in writing on behalf of each such holder prior to the Closing): (i) a letter of transmittal in customary form reasonably agreed to by Parent and the Company (“Letters of Transmittal”) (other than those holders that have already duly completed and delivered a Letter of Transmittal to the Paying Agent), and (ii) instructions for use in effecting the surrender of Company Share Certificates in exchange for the applicable portion of the Merger Consideration.

(c)As soon as reasonably practicable following surrender of a Company Share Certificate to Parent at Closing, or the Paying Agent thereafter, by a Stockholder that does not perfect his, her or its appraisal rights in accordance with Section 1.11 and is otherwise entitled to receive the applicable portion of the Merger Consideration (a “Non-Dissenting Stockholder”) for exchange, together with a duly executed Letter of Transmittal and such other documents as may be reasonably required by Parent, all in accordance with the instructions therein, (i) Parent shall cause the Paying Agent to deliver to such Non-Dissenting Stockholder, by check or wire transfer of immediately available funds, such amount of cash that such Non-Dissenting Stockholder is entitled to pursuant to Section 1.5 in respect of the Company Common Shares or Company Preferred Shares, as applicable, represented by such Company Share Certificate and (ii) Parent shall issue or caused to be issued (which may be in book entry form) to such Non-Dissenting Stockholder the Parent Shares such Non-Dissenting Stockholder is then entitled to receive pursuant to Section 1.5 in respect of the Company Common Shares or Company Preferred Shares, as applicable, represented by such Company Share Certificate. Parent shall pay (or cause to be paid) the Merger Consideration payable to the holders of Company Options pursuant to Section 1.12(a)(i) and Section 1.12(a)(ii), as soon as reasonably practicable when such obligations become payable.

(d)Until surrendered in accordance with Section 1.8(c), after the Effective Time, the Company Shares held by any Stockholder immediately prior to the Effective Time shall, for all corporate purposes, evidence only the ownership of the right to the consideration set forth in Section 1.5 such Company Shares shall have been converted pursuant to the terms of this Agreement.

(e)In the event any Company Share Certificate representing Company Shares converted in connection with the Merger pursuant to Section 1.5 shall have been lost, stolen, mutilated or destroyed, Parent may, in its discretion or as required by the Paying Agent and as a condition precedent to the payment of any Merger Consideration with respect to the Company Shares previously represented by such Company Share Certificate, require the owner of such lost, stolen, mutilated or destroyed Company Share Certificate to provide an appropriate affidavit and to deliver a bond (in such amount, form and with such surety as the Paying Agent customarily requires) as indemnity against any claim that may be made against Parent, the Surviving Corporation or any affiliated party with respect to such Company Share Certificate.

(f)No dividends or other distributions declared or made with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Share Certificate with respect to the Company Shares represented thereby, until such holder surrenders such Company Share Certificate, as applicable, in accordance with this Section 1.8 (at which time such holder shall be entitled to receive all such dividends and distributions).

(g)Parent, the Surviving Corporation, the Paying Agent and the Escrow Agent shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law. To the extent such amounts are so deducted or withheld and paid to the appropriate Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(h)None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder or former holder of Company Shares for any Parent Shares (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

(i)As soon as commercially practicable after the Effective Time (but on the Closing Date), on behalf of the Company, Parent shall pay an amount equal to the Closing Indebtedness to such accounts and in the amounts specified in the Closing Indebtedness Statement.

(j)As soon as commercially practicable after the Effective Time (but no later than one (1) Business Day after the Closing Date), on behalf of the Company, Parent shall pay an amount equal to the Closing Transaction Expenses to such accounts and in the amounts specified in the Closing Transaction Expenses Statement.

Section 1.9Calculation of Consideration. For purposes of calculating the aggregate amount of cash payable and Parent Shares issuable to each Equityholder under this Agreement, including for purposes of calculating their respective portions of distributions from amounts placed in escrow under this Agreement and the Expense Fund (i) the consideration payable in respect of Company Shares held by each such Non-Dissenting Stockholder shall be calculated on a certificate-by-certificate basis, (ii) the consideration payable in respect of Company Options shall be calculated on a grant-by-grant basis, (iii) the amount of cash to be paid shall be rounded down to the nearest whole cent on an Equityholder-by-Equityholder basis, and (iv) the number of Parent Shares to be issued shall be rounded down to the nearest whole number on an Equityholder-by-Equityholder basis. In lieu of any fractional shares to which such Non-Dissenting Stockholder would otherwise be entitled, after combining any fractional interests of such Non-Dissenting Stockholder into as many whole shares as is possible, such Non-Dissenting Stockholder shall be paid in cash an amount equal to the dollar amount (rounded to the nearest whole cent) determined by multiplying the Parent Stock Price by the fraction of a Parent Share that would otherwise be deliverable to such Non-Dissenting Stockholder under this Section 1.9.

Section 1.10Escrow and Expense Fund.

(a)As soon as reasonably practicable following the Effective Time, Parent shall issue, or shall cause the issuance of (which may be in book entry form) the Initial Escrow Shares in the name of Wilmington Trust N.A., as escrow agent (the “Escrow Agent”) to be held by the Escrow Agent as collateral to secure the rights of the Indemnified Parties under Article VIII (such escrow fund, the “General Escrow Fund”). If any Milestone Payment becomes due and payable (A) prior to the expiration of the First Escrow Period, an amount equal to ten percent (10%) of such Milestone Payment or (B) following the expiration of the First Escrow Period and prior to the date that is twelve months following the Closing Date, an amount equal to five percent (5%) of such Milestone Payment, shall not be paid to the Equityholders and shall instead be deposited with the Escrow Agent in the General Escrow Fund (such amounts, the “Milestone General Escrow Property”), which amount shall be held by the Escrow Agent pursuant to the Escrow Agreement (and such deposited amount shall constitute a portion of the General Escrow Property). Parent shall deposit the Milestone General Escrow Property with the Escrow Agent at the same time that Parent is required to deliver the related Milestone Payment to the Paying Agent pursuant to Section 1.13. The Parent Shares deposited in the General Escrow Fund pursuant to this Section 1.10(a), together with the Milestone General Escrow Property, is referred to, collectively, as the “General Escrow Property.”

(b)In accordance with Article IX, Parent shall withhold from the Initial Cash Amount $100,000 (the “Expense Fund”) and, within five (5) Business Days following the Effective Time, Parent shall deposit the Expense Fund with the Equityholders’ Representative, provided, that the Equityholders’ Representative has provided written instructions to Parent on or prior to the Closing with respect to such deposit.

(c)If any Milestone Payment becomes due and payable prior to the Designated Survival Date, an amount equal to ten percent (10%) of such Milestone Payment (the “Designated Escrow Property”), shall not be paid to the Equityholders and shall instead be deposited with the Escrow Agent. The Designated Escrow Property shall be held by the Escrow Agent in a separate escrow account from the General Escrow Fund and shall be held as collateral to secure the rights of the Indemnified Parties under Article VIII with respect to the Designated Indemnification Matters (such escrow fund, the “Designated Escrow Fund”). Parent shall deposit the Designated Escrow Property with the Escrow Agent at the same time that Parent is required to deliver the related Milestone Payment to the Paying Agent.

(d)Subject to any reduction pursuant to Section 8.4, the General Escrow Property and the Designated Escrow Property shall each be held in segregated accounts by the Escrow Agent pursuant to the provisions of an escrow agreement which each of Parent, the Escrow Agent and the Equityholders’ Representative shall enter into on or prior to the Closing Date substantially in the form of EXHIBIT E hereto (the “Escrow Agreement”).

(e)Fifty percent (50%) of the General Escrow Property (the “First-Half Escrow Property”), less the amount of the First-Half Escrow Property distributed by the Escrow Agent to Parent, Sorrento or other Indemnified Parties pursuant to the Escrow Agreement on or prior to the date that is six (6) months after the Closing Date (the “First Escrow Period”), shall be released and paid to the Equityholders by the Escrow Agent in accordance with the allocations provided in Section 1.13(b), on the fifth (5th) Business Day following the end of the First Escrow Period (the “First Escrow Release Date”); provided, however, that in the event any Indemnified Party has made any claims for indemnification prior to the expiration of the First Escrow Period in accordance with Section 8.3 that are unresolved or resolved but yet to be satisfied (each, an “Unresolved Claim” and each such claim to the extent made with respect to a Designated Indemnification Matter, an “Unresolved Designated Claim”), to the extent funds are available in the General Escrow Fund to satisfy such Unresolved Claim as of the end of the First Escrow Period, then, in accordance with and subject to the terms and conditions of the Escrow Agreement, the Escrow Agent will, pursuant to written instructions delivered by Parent to the Escrow Agent, with a copy delivered to the Equityholders’ Representative, prior to the First Escrow Release Date, continue to hold an amount of the remaining First-Half Escrow Property that Parent reasonably expects to be necessary to satisfy such Unresolved Claims.

(f)As promptly as reasonably practicable following the date that is twelve (12) months after the Closing Date (such twelve (12) month period after the Closing Date, the “Final Escrow Period”), any General Escrow Property not previously released by the Escrow Agent as of such date shall be released and paid to the Equityholders by the Escrow Agent in accordance with the allocations provided in Section 1.13(b) on the fifth (5th) Business Day following the end of the Final Escrow Period (the “Final Escrow Release Date”); provided, however, that in the event any Indemnified Party has made any Unresolved Claims as of the end of the Final Escrow Period, then, in accordance with and subject to the terms and conditions of the Escrow Agreement, the Escrow Agent will, pursuant to written instructions delivered by Parent to the Escrow Agent, with a copy delivered to the Equityholders’ Representative, prior to the Final Escrow Release Date, continue to hold an amount of General Escrow Property that Parent reasonably expects to be necessary to satisfy such Unresolved Claims.

(g)As promptly as reasonably practicable following the date that is twelve (12) months after the date on which Parent is required to deposit an applicable portion of the Designated Escrow Property with the Escrow Agent pursuant to this Section 1.10 (such twelve (12) month period after such date, a “Designated Escrow Period”), any such Designated Escrow Property not previously released by the Escrow Agent as of such date shall be released and paid to the Equityholders by the Escrow Agent in accordance with the allocations provided in Section 1.13(b) on the fifth (5th) Business Day following the end of the applicable Designated Escrow Period (a “Designated Escrow Release Date”); provided, however, that in the event any Indemnified Party has made any Unresolved Designated Claim as of the end of such Designated Escrow Period, then, in accordance with and subject to the terms and conditions of the Escrow Agreement, the Escrow Agent will, pursuant to written instructions delivered by Parent to the Escrow Agent, with a copy delivered to the Equityholders’ Representative, prior to the applicable Designated Escrow Release Date, continue to hold an amount of Designated Escrow Property that Parent reasonably expects to be necessary to satisfy such Unresolved Designated Claims. For purposes of this Section 1.10, payments and distributions made from the Designated Escrow Fund shall be deemed to be made from the earliest available despot of the Designated Escrow Property into the Designated Escrow Fund.

(h)In the event that this Agreement and the Merger are adopted and approved by the Stockholders constituting the Required Company Stockholder Vote, then all Equityholders shall, without any further act of any Stockholder, be deemed to have consented to and approved (i) the use of the General Escrow Property as collateral to secure the indemnification rights of the Indemnified Parties under Article VIII and the use of the Designated Escrow Property as collateral to secure the rights of the Indemnified Parties under Article VIII with respect to the Designated Indemnification Matters, in each case, in the manner set forth herein and in the Escrow Agreement and (ii) the application of the Expense Fund for use by the Equityholders’ Representative in accordance with Section 9.1(h).

Section 1.11Appraisal Rights.

(a)Notwithstanding any provisions of this Agreement to the contrary, Company Shares held by a holder who has demanded and perfected such demand for appraisal of such holder’s Company Shares in accordance with Section 262 of the DGCL and/or, if applicable by virtue of Section 2115 of the CCC, Chapter 1300 et. seq. of the CCC, and as of the Closing has neither effectively withdrawn nor lost such holder’s right to such appraisal (the “Dissenting Shares”) shall not be converted into the applicable portion of the Merger Consideration, in accordance with Section 1.5, but shall be entitled to only such rights as are granted by the DGCL or the CCC. Parent shall be entitled to retain any Merger Consideration not paid on account of such Dissenting Shares pending resolution of the claims of such holders, and the holder of any Dissenting Shares shall not be entitled to any portion thereof.

(b)Notwithstanding the provisions of Section 1.11(a), if any holder of Company Shares who demands appraisal of such holder’s shares under the DGCL or the CCC, as applicable, shall effectively withdraw or lose (through the failure to perfect or otherwise) such holder’s right to appraisal, then, as of the Closing or the occurrence of such event, whichever later occurs, such holder’s Company Shares shall automatically be converted into the right to receive, promptly following the surrender of the certificate or certificates representing such Company Shares, the applicable portion of the Merger Consideration, as provided in Section 1.5.

(c)The Company shall give Parent: (i) prompt written notice of any demands for appraisal of Company Shares received by the Company, withdrawals of any demands, and any other instruments served pursuant to the DGCL or the CCC, as applicable, and received by the Company; and (ii) the opportunity and right to direct all negotiations, petitions and proceedings with respect to any such demands for appraisal. The Company shall not, except with the prior written consent of Parent (which may be given or withheld in Parent’s sole discretion), make any payment with respect to any demands for appraisal of Company Shares or offer to settle any such demands, or agree to do any of the foregoing, other than by operation of law or pursuant to a final order of a court of competent jurisdiction.

Section 1.12Stock Options.

(a)Subject to the terms of this Agreement, at the Effective Time, each Company Option that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, and that has not been exercised prior to the Effective Time shall be cancelled and the holder thereof shall be entitled to receive in full satisfaction of the rights of such holder with respect thereto:

(i)a number of Parent Shares equal to the product obtained by multiplying (i) the aggregate number of Company Common Shares subject to such Company Option as of immediately prior to the Effective Time (the “Underlying Company Shares”) by (ii) the sum of (A) the Per Share Stock Participation less (B) the quotient obtained by dividing (I) the exercise price per Underlying Company Share (the “Option Exercise Price”) by (II) the Parent Stock Price; provided, however, in no event shall such number of Parent Shares be less than zero (0); provided, further, that the Option Exercise Price shall be reduced by application of this Section 1.12(a)(i) by the cash value of the Per Share Stock Participation (as determined based on the Parent Stock Price), with any positive remainder of the Option Exercise Price after such reduction being referred to herein as the “Remaining Exercise Price”;

(ii)an amount in cash equal to the product obtained by multiplying (i) the Underlying Company Shares by (ii) the sum of (A) the Per Share Cash Participation less (B) the Remaining Exercise Price per Underlying Company Share (if any) following the application of Section 1.12(a)(i); and

(iii)an amount of cash equal to the product obtained by multiplying (i) the Underlying Company Shares by (ii) the sum of (A) the Contingent Per Share Participation Cash plus (B) the Contingent Per Common Share Cash plus (C) the Contingent Per Share Cash, if and when payable (such amount, an “Option Contingent Payment”). The parties agree that any payment of the Option Contingent Payment, if any, payable with respect to Company Options will be treated and reported for all tax purposes as being subject to a substantial risk of forfeiture within the meaning of Treasury Regulation Section 1.409A-1(b)(4) until such amounts become due and payable under the Agreement and shall be paid to the holders of Company Options entitled to such payments within the short-term deferral period within the meaning of Treasury Regulation Section 1.409A-1(b)(4).

(b)At or prior to the Effective Time, the Company’s board of directors shall adopt appropriate resolutions, and take all other actions necessary (including, but not limited to, obtaining the written consent of each Company Optionholder regarding the treatment of Company Options set forth in this Section 1.12), to effectuate the provisions of this Section 1.12. As a condition to the right of a holder of Company Options to receive the consideration set forth in this Section 1.12, such holder shall have executed and delivered to Parent (i) a consent in a form reasonably requested by Parent, consenting to and acknowledging the treatment of the Company Options as set forth in Section 1.12 (the “Company Option Consent”), (ii) with respect to any holder of Company Options holding greater than one-fourth of one percent (0.25%) of the Fully Diluted Capital Number, a Joinder Agreement, (iii) a copy of, or joinder agreement in a form reasonably satisfactory to Sorrento to, the Exchange Agreement and (iv) an Investor Questionnaire.

Section 1.13Milestone Payments.

(a)Following the occurrence (or deemed occurrence pursuant to the definitions in ANNEX A) of any of the events set forth in ANNEX A under “Milestone Event” (each a “Milestone”), whether achieved by or on behalf of Parent or any of its Affiliates or Sublicensees or any Milestone Obligor, Parent shall, within thirty (30) Business Days following each such event, deposit or cause to be deposited the amount of cash in U.S. dollars set forth in ANNEX A under “Milestone Payment” opposite such Milestone (each, a “Milestone Payment”) to an account designated in writing by the Paying Agent. The Equityholders Representative shall cause the Paying Agent to pay such amount to the Equityholders in accordance with Section 1.5 and Section 1.12, in each case subject to any right of set-off pursuant to Section 8.6 and less (i) any withholding on such amount by Parent pursuant to Section 1.8(g) and (ii) the portion of such amount, if any, that would otherwise be paid with respect to Dissenting Shares; provided, however, that the Milestone Payments shall be subject to withholding for the escrow provisions set forth in Section 1.10. Each of the Milestone Payments shall be payable one (1) time only on the initial achievement of the applicable Milestone. The maximum aggregate amount of Milestone Payments that may be payable by Parent is $280,000,000. Once a Milestone Payment has been paid as directed by the Equityholders’ Representative pursuant to this Section 1.13(a), Parent shall have no further obligations to any Person, including, without limitation, the Equityholders, with respect to the portion of the Milestone Payment so paid, other than to reasonably cooperate with the Equityholders’ Representative to process and pay, through its or its Affiliate’s payroll system, any portion of such Milestone Payment that constitutes an Option Contingent Payment payable to Company Optionholders who are current or former employees and subject to Tax withholding, and to perform its obligations pursuant to Section 8.6.

(b)Each Milestone Payment as well as each distribution to the Equityholders from the General Escrow Fund and Designated Escrow Fund, and from the Expense Fund, shall be allocated under Section 1.5 (after taking into account any amounts previously made pursuant to Section 1.5(c)(i), Section 1.5(c)(ii), Section 1.5(c)(iii), Section 1.5(c)(iv), Section 1.5(d)(i) and Section 1.5(d)(ii)) among the Equityholders as follows:

(i)first, to the Equityholders allocated on a pro rata basis among the Equityholders based their owned Company Securities as of immediately prior to the Effective Time until each holder of Company Preferred Stock outstanding as of immediately prior to the Effective Time has received pursuant to Section 1.5 (without allocating to the Equityholders any amounts deposited in the General Escrow Fund or the Designated Escrow Fund or the Expense Fund) an amount equal to $2.86 per share of Company Preferred Stock (the “Preferred Cap”);

(ii)second, once the Preferred Cap has been satisfied, to the holders of Company Common Shares and Company Optionholders outstanding as of immediately prior to the Effective Time allocated on a pro rata basis among such holders based on their owned Company Common Shares and Company Options as of immediately prior to the Effective Time until each holder of Company Common Shares issued and outstanding as of immediately prior to the Effective Time has received pursuant to Section 1.5 (without allocating to the Equityholders any amounts deposited in the General Escrow Fund or the Designated Escrow Fund or the Expense Fund) an amount equal to $2.86 per Company Common Shares (the “Common Catch-Up”); and

(iii)third, once the Common Catch-Up has been satisfied, to the Equityholders allocated on a pro rata basis among the Equityholders based on their owned Company Securities as of immediately prior to the Effective Time.

For the avoidance of doubt, if any portion of a Milestone Payment is subject to a setoff pursuant to Section 8.6, then the foregoing shall apply to the portion of the Milestone Payment as they are paid to the Equityholders.

(c)Parent shall (i) on the first (1st) Business Day following the Closing, make an amount of cash available to the Surviving Corporation equal to $3,500,000 and (ii) following the Closing, use its Diligent Efforts to assist the Surviving Corporation in obtaining funding necessary to enable the Surviving Corporation to cause the Milestones to occur. “Diligent Efforts” shall mean the level of efforts required to carry out such obligation in a sustained manner consistent with the efforts a similarly situated biopharmaceutical company typically devotes to products of similar market potential, project potential or strategic value, based on conditions then prevailing.

(d)The right of the Equityholders to receive the Milestone Payments (i) is solely a contractual right and will not be evidenced by a certificate, does not constitute a security, or other instrument, (ii) may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, except by will or intestacy, by operation of law, (iii) does not represent any equity or ownership interest in Parent or in any constituent company to the Merger or any of their respective Affiliates, (iv) does not give the Equityholders any right to receive interest payments and (v) shall (together with any Milestone Payments actually made) be treated by the parties as consideration in respect of Company Shares or Company Options, as applicable, for applicable income tax purposes, except for any amount required by Law to be treated as interest. Without limiting the obligations of Parent under this Section 1.13 (including the obligations to pay the Milestone Payments when due), there is no guaranty or other assurance of any kind that any Milestone Payments will become payable hereunder (regardless of any projections, models forecasts or any other financial data generated by, or provided to, the Company, the Equityholders, Parent or their respective representatives).

(e)Commencing upon the Closing, Parent shall, and shall cause the Surviving Corporation and their respective Affiliates and each Milestone Obligor to use Diligent Efforts to cause each Milestone to be achieved.

(f)Following the Closing, for so long as a Milestone Payment may become payable hereunder, Parent shall cause to be delivered a status update to the Equityholders’ Representative within thirty (30) days following each anniversary of the Closing Date (each such report, an “Update Report”). Parent shall cause each Update Report to include a reasonably detailed outline of the status of efforts to cause the occurrence of each outstanding Milestone during the period covered by such Update Report and, commencing upon the first commercial sale of the first Company Product, the cumulative Net Sales of each Company Product.

(i)All information contained in any Update Report, or conveyed to the Equityholders’ Representative in any meeting or other communication regarding an Update Report, shall be subject to a confidentiality agreement to be entered into by Parent and the Equityholders’ Representative in customary form as reasonably agreed to by Parent and the Equityholders’ Representative. The Equityholders’ Representative shall not disclose any information included in any such Update Report except as permitted in such confidentiality agreement and except to Equityholders and any limited partners of such Equityholders who have executed a confidentiality agreement containing confidentiality provisions with respect to any information provided with respect hereto that are no less protective than the provisions contained in the confidentiality agreement referred to in the preceding sentence, and the Equityholders’ Representative shall cause Parent to be named as third-party beneficiaries of such provisions with the right to enforce such provisions.

(ii)Within thirty (30) days after delivery of an Update Report, if the Equityholders’ Representative in good faith requests a meeting with representatives of Parent to discuss such report, Parent shall make reasonably available during normal business hours for such a meeting at least one (1) employee with operating responsibility for the activities (whether at Parent or the Surviving Corporation) and related to the development, regulatory and other activities for the Company Product(s). The Equityholders’ Representative may not request more than one (1) such meeting in respect of any Update Report.

(g)Without limiting the foregoing, during the period commencing on the first sale of a Company Product anywhere in the world and continuing until the earlier of (i) receipt by the Equityholders of all Milestone Payments, and (ii) the third anniversary of the cessation of all sales of all Company Products, Parent and its Affiliates (each, an “Audited Party”) shall, once during any fiscal year, permit an accountant appointed by the Equityholders’ Representative, and reasonably acceptable to Parent, at reasonable times during normal business hours and upon reasonable notice, to examine such books and records as may be necessary for the purpose of verifying the calculation of the Net Sales of Company Products during the period covered by the applicable audit. The accountant shall disclose to the Equityholders’ Representative and to Parent, based on its inspection of the applicable records, whether such Net Sales have been accurately calculated, and if not, the amount and nature of any discrepancy discovered. The accountant shall disclose no other information revealed in such audit, and Parent may require such accountant to enter into a reasonable and customary confidentiality agreement with respect to the records examined by such accountant. The Equityholders’ Representative (on behalf of the Equityholders) shall pay for any such audit pursuant to Section 9.1(d).

(h)Prior to any Milestone Obligor obtaining any rights to develop, seek Marketing Approval for and/or commercialize any, Company Product (collectively, a “Milestone Right”), Parent shall (and shall cause the Surviving Corporation and their affiliates to) comply with this Section 1.13(h).

(i)Significant Pharmaceutical Companies.

(1)Prior, and as a condition to, transferring any Milestone Rights to a Milestone Obligor that is a Significant Pharmaceutical Company, Parent shall (A) enter into a written agreement with such Milestone Obligor expressly providing as follows (such agreement, an “Assumption Agreement”): (w) that the Significant Pharmaceutical Company assumes and agrees to be bound by and perform all of the obligations of Parent and the Surviving Corporation under this Agreement that apply to, relate to or with respect to, the Milestones and Milestone Payments set forth in Sections 1.5, Section 1.13, Article X and Annex A hereto (collectively, the “Milestone Provisions”) and provides that all references to Parent, Merger Sub and Surviving Corporation set forth in the Milestone Provisions that apply to, relate to or are with respect to the Milestones or Milestone Payments shall be deemed to be references to such Significant Pharmaceutical Company, (x) specifically provides that upon the execution of the Assumption Agreement, the Significant Pharmaceutical Company will obtain all of the right, title and interest of Parent, the Surviving Corporation, each Milestone Obligor and their Affiliates to develop, seek Marketing Approval for and/or commercialize the Company Products (collectively, the “Total Milestone Rights”), (y) provides that any Net Sales previously made by Parent, a Sublicensee or other Milestone Obligor shall be included in the Net Sales made by such Significant Pharmaceutical Company for purposes of calculating the Milestones related to Net Sales, and (z) provides that the Equityholders’ Representative, on behalf of the Equityholders, will be an express third party beneficiary of such Assumption Agreement and that the Equityholders’ Representative will be able to enforce, and seek claims against the Significant Pharmaceutical Company with respect to the Milestones and Milestone Payments to the same extent the Equityholders’ Representative could against Parent and the Surviving Corporation under this Agreement, and (B) provide the Equityholders’ Representative (on no less than ten (10) Business Days’ notice) the opportunity to review and countersign the Assumption Agreement (it being understood that if the Equityholders’ Representative determines not to countersign the Assumption Agreement, it will still have the rights required to be set forth in the Assumption Agreement pursuant to the foregoing).

(2)If Parent complies with the terms of this Section 1.13(h) and the Significant Pharmaceutical Company and Parent enter into an Assumption Agreement (and the assignment and assumption contemplated thereby is consummated) that complies with the terms in Section 1.13(h)(i)(1) (including that all of the Total Milestone Rights are assigned and transferred to the Significant Pharmaceutical Company), then Parent and the Surviving Corporation shall be fully and forever released with respect to, and the Equityholders shall look solely to such Significant Pharmaceutical Company for the performance of, the obligations of Parent to achieve the Milestones and make the Milestone Payments pursuant to the Milestone Provisions that were not payable at such time; provided, however that (i) Parent shall reasonably cooperate with the Equityholders’ Representative to process and pay, through its or its Affiliate’s payroll system, any portion of the Milestone Payments that constitute an Option Contingent Payment payable to the Company Optionholders who are current or former employees and subject to Tax withholding; (ii) Parent shall continue to be responsible for any Milestone Payments owed prior to such transfer; and (iii) Parent and the Surviving Corporation shall not be so released if a Significant Pharmaceutical Company fails to be bound by and obligated to perform all of the Milestone Provisions (other than as a result of bankruptcy) due to the invalidity or failure of such Assumption Agreement or the assignment and assumption contemplated thereby (as determined at the time of the applicable assignment and assumption).

(ii)Other Milestone Obligors. If Parent wishes to transfer any Milestone Rights to a Milestone Obligor in a manner that does not comply with all of the terms of Section 1.13(h)(i)(1), Parent shall remain responsible for the performance of all obligations set forth in this Section 1.13, including any obligation assigned to and assumed by such Milestone Obligor, unless otherwise expressly agreed in writing by the Equityholders’ Representative on behalf of the Equityholders.

(i)For the avoidance of doubt, the only obligations of Parent, the Surviving Corporation and their Affiliates, and the only rights of the Equityholders’ Representative for the benefit of Equityholders, and any other Persons, in each case, with respect to the funding of the Surviving Corporation and the efforts required to cause the Milestones to be achieved, are as expressly provided solely in the Milestone Provisions and no other provisions of this Agreement shall be applicable thereto unless referenced in the Milestone Provisions.

Section 1.14Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement and any agreement entered into in connection herewith or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such lawful and necessary action.

Section 1.15Definitions. Capitalized terms used in this Agreement but not otherwise defined in this Agreement shall have the meanings set forth in EXHIBIT A hereto.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on the Disclosure Schedule, the Company represents and warrants to each of Parent and Merger Sub and for the benefit of the Indemnified Parties, as of the date of this Agreement and as of the Closing Date, as set forth below (it being understood and hereby agreed that (i) the information set forth in the Disclosure Schedule shall be disclosed under separate section and subsection references that correspond to the sections and subsections of this Article II to which such information relates, and (ii) the information set forth in each section and subsection of the Disclosure Schedule shall qualify (A) the representations and warranties set forth in the corresponding section or subsection of this Article II, and (B) any other representations and warranties set forth in this Article II to the extent that it is reasonably apparent on the face of such disclosure that such disclosure applies to such other representations and warranties).

Section 2.1Organization and Good Standing.

(a)The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, has all requisite and necessary power and authority to own, lease, use and operate its properties and assets, to carry on and conduct its business as now being conducted, and is duly qualified or registered to do business and is in good standing as a foreign corporation (or equivalent status in the relevant jurisdiction) in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary or advisable, except for those jurisdictions where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)The Company has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name other than the name under which the Company is currently incorporated.

(c)Section 2.1(c) of the Disclosure Schedule sets forth, as of the date of this Agreement, (i) the names of the members of the board of directors of the Company, (ii) the names of the members of each committee of the board of directors of the Company, and (iii) the names and titles of the officers of the Company.

(d)The Company has provided to Parent true, correct and complete copies of: (i) the Organizational Documents of the Company, as in effect on the date of this Agreement, and such copies reflect all amendments made thereto at any time prior to the date of this Agreement, (ii) the stock records of the Company, (iii) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of the Company, the board of directors of the Company and all committees of the board of directors of the Company (clauses (i), (ii) and (iii), collectively, the “Company Constituent Documents”). The Company is not in default under or in violation of any provision of its Organizational Documents. The books and records of the Company are up to date, true, correct and complete in all material respects. All the records of the Company have been maintained in accordance with applicable Laws and prudent business practices and are in the actual possession and direct control of the Company.

Section 2.2Capitalization.

(a)The authorized capital stock of the Company consists of forty-two million one hundred thousand (42,100,000) Company Common Shares, of which nine million two hundred ten thousand three hundred ninety-nine (9,210,399) shares have been issued and are outstanding as of the date of this Agreement and thirty-one million five hundred seven thousand one hundred forty-four (31,507,144) Company Preferred Shares, of which thirty-one million four hundred twenty-eight thousand five hundred seventy-two (31,428,572) shares are outstanding as of the date of this Agreement. All of the outstanding Company Shares have been duly authorized and validly issued, and are fully paid and non-assessable. All of the outstanding Company Shares have been issued and granted in compliance with (i) all applicable securities laws and other applicable Laws, and (ii) all requirements set forth in the Organizational Documents of the Company and applicable Contracts. None of the issued Company Shares were issued in violation of any preemptive rights or other rights to subscribe for or purchase securities of the Company. Section 2.2(a) of the Disclosure Schedule accurately sets forth with respect to each Company Share outstanding as of the date of this Agreement: (A) the name of the holder of such Company Share; and (B) the date on which such Company Share was issued.

(b)The Company has reserved three million seventy-six thousand one hundred ninety (3,076,190) Company Common Shares for issuance under the Company Stock Option Plan, of which options to purchase eight hundred sixty-six thousand forty-eight (866,048) Company Common Shares are outstanding and options to purchase one million eight hundred ten thousand three hundred ninety-nine (1,810,399) Company Common Shares have been exercised, in each case as of the date of this Agreement. Section 2.2(b) of the Disclosure Schedule accurately sets forth, with respect to each Company Option outstanding as of the date of this Agreement (whether vested or unvested): (i) the name of the holder of such Company Option, (ii) the total number of Company Common Shares that are subject to such Company Option and the number of Company Common Shares with respect to which such Company Option is immediately exercisable, (iii) the date on which such Company Option was granted and the term of such Company Option, (iv) the vesting schedule for such Company Option, (v) the exercise price per Company Common Share purchasable under such Company Option, and (vi) whether (and to what extent) the vesting of such Company Option will be accelerated in any way by the transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any holder thereof following consummation of the transactions contemplated by this Agreement. The terms of the Company Stock Option Plan permits the treatment of Company Options as provided herein, without notice to, or the consent or approval of, the holders of the Company Options, the Company Stockholders or otherwise.

(c)Except for Company Options granted pursuant to the Company Stock Option Plan and set forth on Section 2.2(c) of the Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any capital stock or other securities of the Company, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other securities of the Company, or (iii) Contract under which the Company is or may become obligated to sell or otherwise issue any of its capital stock or any other securities of the Company, or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any capital stock or other securities of the Company from the Company or, to the Company’s Knowledge, any other Person (clauses (i) through (iv), collectively, “Company Rights”). The Company does not have any outstanding stock appreciation rights, phantom stock, performance based stock, restricted stock units or equity rights or similar stock or equity rights or obligations. The Company has not issued any debt securities which grant the holder thereof any right to vote on, or veto, any actions by the Company.

(d)Section 2.2(d) of the Disclosure Schedule sets forth all issued and outstanding Company Shares that, as of the date of this Agreement, constitute restricted shares or are otherwise subject to a repurchase or redemption right or right of first refusal in favor of the Company (“Restricted Shares”), indicating the name of the applicable stockholder, the class of any such shares, the lapsing schedule for any such shares, including the extent to which any such repurchase or redemption right or right of first refusal has lapsed as of the date of this Agreement, whether (and to what extent) the lapsing will be accelerated in any way by the transactions contemplated by this Agreement or by termination of employment or change in position following consummation of the transactions contemplated by this Agreement, and whether such holder has the sole power to vote and dispose of such shares.

(e)The Company is not a party to or bound by any, and to the Knowledge of the Company, there are no, agreements or understandings with respect to the voting (including pooling agreements, voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any capital stock or other equity interests of the Company.

(f)None of the outstanding capital stock of the Company is subject to any purchase option, call option, right of first refusal, preemptive right, right of participation, subscription right or any similar right (whether pursuant to (i) the Company Constituent Documents, (ii) any Contract to which the Company is a party or, to the Company’s Knowledge, any Contract to which the Company is not a party or (iii) any statute to which the Company is subject) and the Company is not a party to any Contract that provides the holders of capital stock of the Company with information rights, the right to receive financial statements of the Company, or otherwise relates to the voting or registration of, or the restricting of any Person from purchasing, selling, pledging, transferring or otherwise disposing of (or granting any option or similar right with respect to), any of the Company’s capital stock. The Company is not under any obligation, or bound by any Contract pursuant to which it may become obligated (i) to repurchase, redeem or otherwise acquire any outstanding capital stock of the Company, or (ii) make any investment (in the form of a loan or capital contribution) in any other Entity.

(g)The Company has never repurchased, redeemed or otherwise reacquired any of its capital stock or other securities except repurchases of Company Common Shares issued or held by employees, officers, directors or consultants of the Company upon termination of their employment or services pursuant to agreements providing for the right of said repurchase (“Permitted Repurchases”).

Section 2.3Subsidiaries.

(a)The Company has no Subsidiaries and has never had any Subsidiaries. The Company does not own, and has never owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity or other financial interest in, any other Entity.

(b)The Company has not agreed and is not obligated to make any future investment in or capital contribution to any Entity. The Company has not guaranteed and is not responsible or liable for any obligation of any other Entity.

Section 2.4Authority, No Conflict; Required Filings and Consents.

(a)(i) The Company has all requisite corporate power and authority to enter into this Agreement and any Stockholder Related Agreement to which it is a party, perform its obligations under this Agreement and any Stockholder Related Agreement to which it is a party and to consummate the Merger and the other transactions contemplated by this Agreement and any Stockholder Related Agreement to which it is a party, subject to the approval and adoption of the Merger and this Agreement by the Required Company Stockholder Vote; (ii) the affirmative vote of (A) the holders of at least a majority of the Company Common Shares and (B) the holders of more than sixty percent (60%) of the Company Preferred Shares (the “Required Company Stockholder Vote”) is the only vote of the holders of the Company Shares necessary to approve or adopt the Merger or this Agreement or consummate the Merger; and (iii) the execution, delivery and performance of this Agreement and any Stockholder Related Agreement to which it is a party and the consummation of the Merger and the other transactions contemplated by this Agreement and any Stockholder Related Agreement to which it is a party by the Company have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate action or proceeding on the part of the Company or its board of directors is necessary to authorize the execution, delivery or performance of this Agreement, any Stockholder Related Agreement to which it is a party or the consummation of the Merger or any of the other transactions contemplated by this Agreement or any such Stockholder Related Agreement; provided, however that the Merger is subject to the approval and adoption of the Merger and this Agreement by the Required Company Stockholder Vote. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally, and (ii) the availability of injunctive relief and other equitable remedies.

(b)Assuming (i) the receipt of approval and adoption of this Agreement by the Required Company Stockholder Vote and (ii) the receipt or making of the consents, waivers, approvals, orders, authorizations, registrations, declarations and filings specified in Section 2.4(c) of the Disclosure Schedule, neither the execution, delivery or performance by the Company of this Agreement or any of the Stockholder Related Agreements, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement or any of the Stockholder Related Agreements, will directly or indirectly (with or without notice or lapse of time, or both): (A) contravene, conflict with, or result in any violation or breach of, any Company Organizational Document, (B) contravene, conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of modification, termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require notice to any Person or a consent or waiver, constitute a change in control under, require the payment of a fee or penalty under or result in the creation or imposition of any Lien upon or with respect to any asset owned or used by the Company under, any of the terms, conditions or provisions of any Material Contracts, (C) contravene, conflict with or violate, or give any Person the right to challenge any of the transactions contemplated by this Agreement or any of the Stockholder Related Agreements or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company or any of its assets is subject, or (D) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the business of the Company or to any of the assets owned, used or controlled by the Company other than, in the case of clauses (B), (C) and (D), above, for such contraventions, conflicts, violations or rights that would not be material to the Company.

(c)No Governmental Authorization, or registration, declaration, notice or filing with, any Governmental Body is required by or with respect to the Company: (i) in connection with the execution and delivery of this Agreement or any of the Stockholder Related Agreements by the Company or the consummation by the Company of the Merger and the other transactions contemplated by this Agreement or any of the Stockholder Related Agreements, or (ii) necessary for the Company to operate its business immediately after the Closing in the same manner as operated immediately prior to the Closing after giving effect to the consummation of the Merger and the other transactions contemplated by this Agreement and the Stockholder Related Agreements, except in each case for (A) the filing of the Charter Amendment and the Certificate of Merger with the Secretary of State of the State of Delaware, and (B) any filings required by applicable securities Laws.

(d)The Company is not now, nor has it ever been, required to file any periodic or other reports, or any registration statement, with any applicable securities regulatory authority, including the United States Securities and Exchange Commission (the “SEC”), pursuant to any securities legislation, regulations or rules or policies promulgated thereunder, including the Securities Act and the rules and regulations promulgated thereunder, or the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and the rules and regulations promulgated thereunder.

Section 2.5Company Financial Statements; Books and Records.

(a)The Company has made available to Parent the following financial statements and notes thereto (collectively, the “Company Financial Statements”):

(i)The audited consolidated balance sheets of the Company as of December 31, 2017 and December 31, 2016, and the related audited consolidated statements of operations, convertible preferred stock and stockholders’ deficit and cash flows for the periods then ended; and

(ii)the unaudited consolidated balance sheet of the Company as of December 31, 2018 (the “Interim Balance Sheet”) and the related unaudited consolidated statements of profit and loss and cash flows for the twelve months then ended.

(b)Each Company Financial Statement: (i) is true, correct and complete in all material respects and has been prepared in conformity with GAAP consistently applied throughout the periods covered thereby (except as may be indicated in the notes to such Company Financial Statement); (ii) fairly presents the financial position of the Company as of such dates and the results of operations, changes in stockholders’ equity and cash flow, as applicable, of the Company for the periods then ended, subject in the case of unaudited financial statements to (y) normal recurring year-end audit adjustments, none of which would individually or in the aggregate be material, and (z) the absence of footnote disclosures, none of which would, alone or in the aggregate, would have a Company Material Adverse Effect; and (iii) contains and reflects adequate reserves, in accordance with GAAP, for all reasonably anticipated losses, costs and expenses. No financial statement of any Person (other than the Company) is required by GAAP to be included in the Company Financial Statements.

(c)The Company Financial Statements were prepared from, and are consistent with, the books, records and accounts of the Company, which books, records and accounts have been maintained in accordance with all applicable Laws and accounting requirements. The Company maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls which provide assurance (A) that transactions are executed in accordance with management’s authorization (B) that transactions are recorded as necessary to permit preparation of the financial statements in conformity with GAAP and to maintain accountability for the Company’s assets and (C) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company.

Section 2.6No Undisclosed Liabilities; Indebtedness.

(a)As of the date of this Agreement, the Company has no obligations or liabilities (whether or not absolute, accrued, contingent, determined, determinable, unliquidated or otherwise, whether known or unknown, whether due or to become due or whether or not required to be reflected in financial statements prepared in accordance with GAAP, except for: (i) liabilities that are reflected or provided for in the Company Financial Statements, (ii) liabilities incurred in the ordinary course of business consistent with past practice since the date of the Interim Balance Sheet, (iii) Transaction Expenses, (iv) those expressly permitted or required to be incurred under the terms of this Agreement or (v) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to be material to the Company.

(b)Section 2.6(b) of the Disclosure Schedule sets forth a true, correct and complete list of all loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments pursuant to which any Indebtedness is outstanding and the respective principal amounts outstanding thereunder as of the date of this Agreement. All of the outstanding Indebtedness may be prepaid by the Company at any time without the consent or approval of, or prior notice to, any other Person, and without payment of any premium or penalty.

Section 2.7No Company Material Adverse Effect; Absence of Certain Changes or Events. Since December 31, 2017

through the date of this Agreement, the Company has conducted its business only in the ordinary course of business consistent with past practice, except in connection with the authorization, preparation, negotiation or execution of this Agreement, and, since such date:

(a)there has not been any event, occurrence, development or state of circumstances or facts that has had a Company Material Adverse Effect,

(b)the Company has not taken any of the following actions and none of the following events have occurred:

(i)(A) declare, accrue, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, shares or property) in respect of, any of its capital stock or other equity or voting interests (except Permitted Repurchases), (B) authorize for issuance or issue and deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or grant any right, option or other commitment for the issuance of shares of its capital stock or of such securities (except that the Company shall be permitted to issue Company Common Shares upon the valid exercise of Company Options outstanding as of the date of this Agreement or upon conversion of Company Preferred Shares), (C) split, combine or reclassify any of its shares of capital stock or other equity or voting interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity or voting interests, (D) purchase, redeem or otherwise acquire any of its capital stock, any other securities of the Company or any Company Option (except Permitted Repurchases) or (E) take any action that would result in any change of any term (including any conversion price thereof) of any debt security of the Company;

(ii)amend or waive any of its rights under, or accelerate the vesting under, any provision of the Company Stock Option Plan, any provision of any Contract related to any Company Option or Restricted Shares as in effect as of the date of this Agreement, or otherwise modify any of the terms of any Company Option as in effect as of the date of this Agreement;

(iii)amend or permit the adoption of any amendment to the Organizational Documents of the Company other than the Charter Amendment, or effect, become a party to or authorize any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iv)except as required by applicable Laws, recognize any labor union or adopt or enter into any collective bargaining agreement or other labor union Contract applicable to the employees;

(v)adopt a plan of complete or partial liquidation or dissolution or resolutions providing for or authorizing such a liquidation or a dissolution;

(vi)form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(vii)make any capital expenditure outside the ordinary course of business or make any capital expenditures in excess of $25,000 individually or $50,000 in the aggregate;

(viii)other than in the ordinary course of business consistent with past practice, enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Material Contract or any Contract, lease, agreement or instrument that would be required to be set forth on Section 2.12(a) of the Disclosure Schedule if it were entered into on or prior to the date of this Agreement, or amend or terminate, or waive or exercise any material right or remedy under, any Material Contract or any Contract, lease, agreement or instrument that would be required to be set forth on Section 2.12(a) of the Disclosure Schedule if it were entered into on or prior to the date of this Agreement;

(ix)acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease, license or encumber, any right or other asset to any other Person (except in each case for assets acquired, leased, non-exclusively licensed, encumbered or disposed of by the Company in the ordinary course of business consistent with past practice and not having a value, or not requiring payments to be made or received, in excess of $25,000 individually, or $50,000 in the aggregate), or waive or relinquish any claim or right;

(x)incur any Indebtedness in excess of $25,000, or guarantee any Indebtedness of another Person, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, other than trade credit receivables incurred in the ordinary course of business;

(xi)grant, create, incur or suffer to exist any Lien, other than Permitted Liens, on the assets of the Company that did not exist on the date of this Agreement or write down the value of any asset or investment on the books or records of the Company, except for depreciation and amortization in the ordinary course of business consistent with the Company’s past practice;

(xii)make any loans, advances or capital contributions to, or investments in, any other Person;

(xiii)increase in any manner the compensation or benefits of, or pay any bonus to, any Employee, officer, director, consultant or independent contractor of the Company, except for (A) increases in the ordinary course of business consistent with the Company’s past practice (other than executive officers or directors of the Company whose annualized compensation is $150,000 or more or whose annual compensation for the 12-month period following the Closing Date is expected to be $150,000 or more) that were communicated to such Employee, consultant or independent contractor prior to the date of this Agreement, or (B) as required by Applicable Benefit Laws;

(xiv)except as required to comply with applicable Laws or any Contract or Employee Plan in effect on the date of this Agreement, (A) pay to any Employee, officer, director, consultant or independent contractor of the Company any benefit not provided for under any Contract or Employee Plan in effect on the date of this Agreement, (B) grant any awards under any Employee Plan, (C) take any action to fund or in any other way secure the payment of compensation or benefits under any Contract or Employee Plan, (D) take any action to accelerate the vesting or payment of any compensation or benefit under any Contract or Employee Plan, (E) adopt, enter into or amend any Employee Plan other than offer letters entered into with new Employees in the ordinary course of business consistent with the Company’s past practice in order to fill a position vacated after the date of this Agreement that provide, except as required by applicable Laws, for “at will employment” with no severance benefits, or (F) make any material determination under any Employee Plan that is inconsistent with the ordinary course of business or inconsistent with the Company’s past practice;

(xv)hire any new Employee at the level of vice president or above or with an annual base salary in excess of $150,000, dismiss any Employee, promote any Employee except in order to fill a position vacated after the date of this Agreement, or engage any consultant or independent contractor whose relationship may not be terminated by the Company on seven days’ notice or less;

(xvi)dismiss or otherwise terminate the employment of any of the Employees other than for cause;

(xvii)except as required by GAAP or applicable Laws, make or change any Tax election, change its fiscal year, revalue any of its material assets or adopt or make any changes in financial or Tax accounting methods, principles or practices;

(xviii)enter into any closing agreement or Tax ruling, settle or compromise any Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, make or rescind any material Tax election, surrender any right to claim a Tax refund, or file any amended Tax Return unless such Tax Return has been provided to Parent for review within a reasonable period prior to the due date for filing and Parent has consented to such filing;

(xix)commence, settle or compromise any Legal Proceedings related to or in connection with the Company’s business;

(xx)(A) dispose of or permit to lapse any ownership and/or right to the use of, or fail to protect, defend and maintain the ownership, validity and registration of, the Company Intellectual Property, other than Company Intellectual Property that is not material to the business in the ordinary course of business consistent with past practice, or (B) dispose of or disclose to any Person any Confidential Information other than in the ordinary course of business consistent with past practice and under binding obligations of confidentiality;

(xxi)delay any normally scheduled maintenance of its assets; or

(xxii)authorize, agree, commit or enter into any Contract to take any of the actions described in clauses (i) through (xxi) of this Section 2.7; or

(c)any event, occurrence, development or state of circumstances or facts that has, or could reasonably be expected to have, the effect of preventing, delaying, making illegal or otherwise interfering with the transactions contemplated by this Agreement.

Section 2.8Taxes.

(a)All Tax Returns required to have been filed by or on behalf of the Company through the date of this Agreement have been timely filed in accordance with all applicable Laws (pursuant to an extension of time or otherwise) and are true, correct and complete in all material respects. The Company has provided to Parent true, correct and complete copies of all Tax Returns.

(b)No written claim has ever been made by a Governmental Body in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation or to a requirement to file Tax Returns in that jurisdiction.

(c)All Taxes due and owing by or on behalf of the Company (whether or not shown on any Tax Return) have been or will be timely paid in full through the date of this Agreement.

(d)The Company has accrued on the Company Financial Statements in accordance with GAAP all liabilities for unpaid Taxes through the date of the applicable Company Financial Statements.

(e)The amount of any Taxes paid by the Company, together with all amounts accrued as liabilities for Taxes (including Taxes accrued as currently payable but excluding any accrual to reflect timing differences between book and Tax income) on the books of the Company, are adequate based on the tax rates and applicable Laws in effect to satisfy all accrued liabilities for Taxes of the Company in any jurisdiction.

(f)The Company has withheld all amounts of Taxes required to be withheld from its employees, agents, contractors, creditors, stockholders, members or other equityholders and third parties and timely remitted such amounts to the proper Governmental Body and filed all federal, state, local and foreign Tax Returns and reports with respect to employee income Tax withholding, social security, unemployment, and other similar Taxes, all in compliance with the withholding provisions of the Code, or any prior provision of the Code and other applicable Laws.

(g)The Company has collected all sales, value-added and use Taxes required to be collected, and have remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Body (or have been furnished properly completed exemption certificates and have maintained all such records and supporting documents, in each case, in material compliance with all applicable sales and use Tax statutes and regulations).

(h)No claims have been asserted and no proposals or deficiencies for any Taxes of the Company have been asserted, proposed or, to the Knowledge of the Company, threatened, and no Legal Proceeding, audit, examination or investigation of any Tax Return of the Company is currently underway, pending or, to the Knowledge of the Company, threatened. There have been no examinations or audits of any Tax Return of the Company. The Company has provided to Parent true, correct and complete copies of all audit reports, correspondence with Tax authorities and similar documents (to which the Company has access) relating to the Tax Returns of the Company.

(i)All Tax deficiencies asserted by a Governmental Body against the Company have been paid in full, accrued on the books of the Company, as applicable, or finally settled.

(j)There are no outstanding waivers or agreements between any Governmental Body and the Company for the extension of time for the assessment of any Taxes or deficiency thereof, nor are there any requests for rulings, outstanding subpoenas or requests for information, notices of proposed reassessment of any property owned or leased by the Company or any other matter pending between the Company and any Governmental Body.

(k)There are no Liens (other than Permitted Liens) for Taxes with respect to the Company or the assets or properties of the Company, nor is there any Lien that is pending or, to the Knowledge of the Company, threatened.

(l)The Company has not been a member of an “affiliated group” of companies (within the meaning of Section 1504 of the Code) filing a consolidated federal income tax return (other than a group, the common parent of which was the Company).

(m)The Company (i) has never been a member of an affiliated group filing a consolidated federal income Tax Return or any similar group for deferral, state, local or foreign Tax purposes, (ii) does not have any liability for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by written or oral contract (other than pursuant to any contracts the primary purpose of which is not the sharing of or indemnification for Taxes), whether express or implied, operation of Law or otherwise and (iii) has never been a party to any joint venture, partnership or other arrangement that is treated as a partnership for Tax purposes.

(n)The Company is not a party to or bound by any Tax allocation, Tax indemnification or Tax sharing agreement (other than any such agreement the primary purpose of which is not the sharing of or indemnification for Taxes).

(o)The Company has not made any payments, is not obligated to make any payments and is not a party to any Contract that would obligate it to make any payments that will not be deductible under Section 280G of the Code (or any similar provision of national, provincial, territorial, state, local or foreign Law).

(p)The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement, or (ii) in a distribution which would otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the transactions contemplated by this Agreement.

(q)Section 2.8(q) of the Disclosure Schedule sets forth a reasonable estimate of the amount of federal net operating loss carryovers of the Company as of January 1, 2019.

(r)To the Knowledge of the Company, the Company has no net operating losses or other tax attributes presently subject to limitation under Sections 382, 383, 384 of the Code or the federal consolidated return regulations (or any corresponding or similar provision of state, local or foreign income Tax law).

(s)The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period after the date of this Agreement as a result of any (i) adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 of the Code or any comparable provision under state or foreign tax Laws as a result of a change in a method of accounting occurring before the date of this Agreement, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of national, provincial, territorial, state, local or foreign income Tax Law) executed on or prior to the date of this Agreement, (iii) installment sale or open transaction disposition made on or prior to the date of this Agreement, (iv) prepaid amount received on or prior to the date of this Agreement, (v) intercompany transaction or excess loss account described in U.S. Treasury Regulations under Section 1502 of the U.S. Tax Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law), (vi) income inclusion pursuant to Section 951 of the Code with respect to any interest held in a “controlled foreign corporation” (as that term is defined in Section 957 of the Code) on or before the Closing Date, (vii) any installment of the “net tax liability” described in Section 965(h)(1) of the Code after December 31, 2017, or (viii) change in method of accounting for a Tax period ending on or prior to the Closing Date.

(t)The Company has not, directly or indirectly, transferred property to or acquired property from a Person with whom it was not dealing at arm’s length for consideration other than consideration equal to the fair market value of the property at the time of the disposition or acquisition thereof and has complied in all material respects with all material transfer pricing rules and requirements, including any disclosure, reporting and other similar requirements under Section 482 of the Code (or any corresponding provision of any state, local or foreign Tax Law).

(u)The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(v)The Company (i) does not have a permanent establishment, office or other fixed place of business, and

(ii)has never filed or had any obligation to file, and does not have any obligation to file, any Tax Return based on income or otherwise, in each case in any jurisdiction other than the United States.

(w)None of the Tax Returns described in Section 2.8(a) contains any position which is or would reasonably be expected to be subject to penalties under Section 6662 of the Code (or any similar provision of national, provincial, territorial, state, local or foreign law) and the Treasury Regulations issued thereunder.

(x)The Company is, and has at all times been, in compliance with the provisions of Sections 6011, 6111 and 6112 of the Code relating to tax shelter disclosure, registration and list maintenance and with the Treasury Regulations thereunder.

(y)The Company has not at any time engaged in or entered into a “reportable transaction” within the meaning of Treasury Regulation Sections 1.6011-4(b), and no IRS Form 8886 has been filed with respect to the Company, nor has the Company entered into any tax shelter or listed transaction with the sole or dominant purpose of the avoidance or reduction of a Tax liability with respect to which there is a significant risk of challenge of such transaction by a Governmental Body.

(z)Nothing in this Section 2.8 (other than Section 2.8(s)) or otherwise in this Agreement shall be construed as a representation or warranty with respect to any Tax position that any Person may take in or in respect of a Tax period ending after the Closing Date.

(aa)No Stockholder has entered into any binding contract or arrangement to sell any Parent Shares received by it as Merger Consideration following the Closing in a manner which will cause the Contribution, together with the Merger contemplated herein, to fail to qualify as a tax free transfer of property pursuant to Section 351 of the Code.

Section 2.9Real Property.

(a)The Company does not own, and has never owned, any real property, and the Company is not obligated and does not have an option to acquire an ownership interest in any real property.

(b)Section 2.9(b) of the Disclosure Schedule sets forth a true, correct and complete list of the Leased Real Property and the leases under which such Leased Real Property is leased, subleased or licensed, including all amendments or modifications to such leases (the “Leases”). The Company has provided to Parent true, correct and complete copies of all Leases. The Company is not a party to any lease, sublease, license, assignment or similar arrangement under which it is a lessor, sublessor, licensor or assignor of, or otherwise makes available for use by any third party of, any portion of the Leased Real Property, and the Company is not in violation of any zoning, building, safety or environmental ordinance, acquisition or requirement or Law applicable to such Leased Real Property. The Company does not owe any brokerage commissions or finder’s fees with respect to any such Lease which is not paid or accrued in full.

(c)No material damage or destruction has occurred with respect to any of the Leased Real Property for which the Company may be liable.

(d)The premises leased pursuant to each Lease are supplied with utilities and other services necessary for the operation of such premises.

Section 2.10Personal Property.

(a)All items of equipment and other tangible personal property and assets owned by or leased to the Company that are, in each case, material to the Company’s business: (i) are reasonably adequate for the uses to which they are being put, (ii) are structurally sound, free of material defects and deficiencies and in good operating condition, maintenance and repair, subject to ordinary wear and tear, (iii) are adequate for the conduct of the business of the Company in the manner in which such business is being conducted and (iv) are located at the Leased Real Property.

(b)No Person other than the Company owns any equipment or other tangible personal property or asset that is necessary to the operation of the Company’s business. Section 2.10(b) of the Disclosure Schedule sets forth all assets that are material to the business of the Company and that are being leased or licensed to the Company for which the annual rental payment for each such assets exceeds $25,000.

Section 2.11Intellectual Property.

(a)Section 2.11(a) of the Disclosure Schedule sets forth all Company Registrations as of the date of this Agreement, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration was issued, date of filing or issuance, and names of all current applicant(s) and registered owners(s), as applicable. All assignments of Company Owned Registrations to the Company have been properly executed and recorded. All issued Company Owned Registrations are enforceable and, to the Knowledge of the Company, all issued Company Registrations that are not Company Owned Registrations are enforceable. To the Knowledge of the Company, all issued Company Registrations are valid, and all pending patent applications included in the Company Registrations if issued would be valid and enforceable. Except with respect to the decision to not file for Patent Rights in any particular country or region, all issuance, renewal, maintenance and other payments and fees that are or have become due with respect to the Company Registrations have been timely paid by or on behalf of the Company.

(b)There are and have been no challenges, opposition or nullity proceedings or interferences declared or commenced or, to the Knowledge of the Company, threatened, and to the Knowledge of the Company there is no fact that is reasonably likely to result in a valid challenge, opposition or nullity proceeding or interference, with respect to any Company Intellectual Property (including, without limitation, with any inventor challenges, oppositions, or proceedings with respect to Patent Rights included in the Company Registrations). The Company has complied with its duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of the Company and, to the knowledge of the Company, has made no misrepresentation in such applications.

(c)The Company exclusively owns all right, title and interest in and to the Company Owned Intellectual Property (other than with respect to the Company Owned Intellectual Property set forth on Section 2.11(c) of the Disclosure Schedule, which is jointly owned by the Company), free and clear of any Liens other than Permitted Liens. The Company Intellectual Property constitutes all Intellectual Property Rights used in or necessary to the conduct of the Company’s business as now conducted and as contemplated by the Company to be conducted by the Company as of the Closing and by Parent after the Closing, free and clear of any Liens, other than Permitted Liens. The Company Intellectual Property constitutes all Intellectual Property Rights controlled by the Company.

(d)The Company has taken commercially reasonable steps to maintain and protect the proprietary nature of each item of Company Intellectual Property (other than Company Intellectual Property that is non-exclusively licensed to the Company), and to maintain in confidence all trade secrets and Confidential Information comprising a part thereof. The Company has materially complied with all applicable contractual and legal requirements pertaining to data collection, use, privacy, protection and security. No written complaint, nor to the Knowledge of the Company, any other complaint relating to an improper use or disclosure of, or a breach in the security of, any such information has been made to or, to the Knowledge of the Company, threatened against the Company. There has been no: (i) unauthorized material disclosure of any third-party proprietary or Confidential Information in the possession, custody or control of the Company, or (ii) material breach of the Company’s security procedures wherein Confidential Information has been disclosed to a third Person. Nothing in this Section 2.11(d) relates to privacy, data protection or data security with respect to Personal Information, which is addressed exclusively in Section 2.26.

(e)No product, product candidate or service marketed or sold (or proposed to be marketed or sold) by the Company or the conduct of the business of the Company, as it is currently conducted and as it is contemplated by the Company to be conducted, infringes, violates or constitutes a misappropriation, or will infringe, violate or constitute a misappropriation, of any Intellectual Property Rights of any third-party. The Company has not received any complaint, claim or notice (i) alleging any such infringement, violation or misappropriation, or that, by conducting its business, the Company would infringe, violate or misappropriate any Intellectual Property Rights of any other Person, or (ii) advising that such Person is challenging or threatening to challenge the ownership, use, legality, validity or enforceability of any Company Intellectual Property.

(f)To the Knowledge of the Company, no Person (including any current or former employee, independent contractor or consultant of the Company) has infringed, violated or misappropriated, or is infringing, violating or misappropriating, any of the Company Owned Intellectual Property and there are no facts or circumstances that could reasonably be expected to result in any valid claims against a third Person relating to the foregoing.

(g)Section 2.11(g) of the Disclosure Schedule sets forth each license, covenant or other agreement pursuant to which the Company has assigned, transferred, licensed, distributed or otherwise granted any right to any Person, or covenanted not to assert any right, with respect to Company Intellectual Property, other than (i) Excluded Agreements, and (ii) customary powers of attorney granted to the Company’s patent prosecution counsel solely for purposes of representing the Company before the U.S. Patent and Trademark Office or its foreign equivalents. The Company is not a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property Rights to any Person, and none of the Company Owned Intellectual Property was developed in whole or in part using any governmental funding or using any funding, facilities, or resources of any university or research institution.

(h)[Intentionally omitted].

(i)The Company is not a party to any proceeding or outstanding decree, order, judgment, agreement, or stipulation (i) restricting in any material manner the use, transfer or licensing by the Company of any of the Company Owned Intellectual Property or any material Company Licensed Intellectual Property, or (ii) that may affect in any material respect the ability of the Company to use or sell any product, product candidate, or service, or that may affect in any material respect the validity, use or enforceability of the Company Owned Intellectual Property, other than patent prosecution and regulatory proceedings in the ordinary course of business.

(j)Each current and former employee of the Company and each current and former independent contractor of or consultant to the Company has executed a valid and binding written agreement, substantially in the form or forms provided to Parent (each, an “Assignment Agreement”), expressly assigning to the Company all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment or such independent contractor’s or consultant’s work for the Company, and all Intellectual Property Rights therein, and has waived all moral rights therein to the extent legally permissible. All Company Owned Intellectual Property was developed by (i) an employee of the Company working within the scope of his or her employment at the time of such development, or (ii) agents, consultants, contractors, or other Persons who have executed appropriate Assignment Agreements or substantially similar valid and binding assignment agreements.

(k)The execution and delivery of this Agreement by the Company, the consummation by the Company of the Merger and the other transactions contemplated by this Agreement and the Stockholder Related Agreements and the Company continuing to operate its business immediately after the Closing in the same manner as operated immediately prior to the Closing after giving effect to the consummation of the Merger and the other transactions contemplated by this Agreement and the Stockholder Related Agreements will not result in the breach of, or create on behalf of any third-party the right to terminate or modify, any license, sublicense or other agreement relating to any Company Intellectual Property.

(l)To the Knowledge of the Company, no current or former director, officer, employee, independent contractor, or consultant of the Company (i) is in violation of any employment agreement, invention assignment agreement, nondisclosure agreement, non-competition agreement or any other Contract with any other Person by virtue of such director’s, officer’s, employee’s, independent contractor’s, or consultant’s being employed by, performing services for or serving on the board of directors of the Company, (ii) is using or has used any trade secrets or Confidential Information of any third Person in connection with performing any services for the Company or the development or creation of any Company Owned Intellectual Property without the permission of the Company and such third Person, or (iii) has developed or created any Intellectual Property Rights for or on behalf of the Company that are subject to any agreement under which such director, officer, employee, independent contractor, or consultant has assigned or otherwise granted any third party any rights in or to such Intellectual Property Rights without the permission of the Company. To the Knowledge of the Company, no director, agent, employee, independent contractor, or consultant of the Company is a party to, or is otherwise bound by, any Contract, including any confidentiality, non-competition or proprietary rights agreement, with any other Person that in any way has or could adversely affected his or her ability to assign to the Company rights to any Intellectual Property Rights.

(m)The Company owns, free and clear of all Liens other than Permitted Liens, or has obtained and possesses valid licenses to use all of the software that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company’s business. To the Knowledge of Company, all software and systems owned or used by the Company and material to the conduct of the Company’s business (i) are free from any material defect, bug, virus or programming, design or documentation error or corruptant or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such, (ii) function, operate and run in a reasonably efficient manner, (iii) are reasonably sufficient for the current needs of the business of the Company, and (iv) have not had any material failures, breakdowns or outages since January 1, 2013.

Section 2.12Agreements.

(a)Except as set forth on Section 2.12(a) of the Disclosure Schedule, and except for Excluded Agreements, as of the date of this Agreement, the Company is not a party to or bound by any written or oral:

(i)pension, profit sharing, stock option, employee stock purchase, bonus or other plan or arrangement providing for deferred or other compensation to current or former employees, independent contractors or consultants, or any other employee benefit plan or arrangement, or any collective bargaining agreement or any other Contract with any labor union, or severance agreements, programs, policies or arrangements, except, in each case, as disclosed in Section 2.12(a) of the Disclosure Schedule;

(ii)contract for the employment of, or receipt of services from, any officer, individual employee or other Person on a full-time, part-time, consulting or other basis which involves consideration on its face in excess of $25,000 annually and that are terminable at-will and do not provide for severance or other separation payments, except for (A) contracts disclosed in Section 2.12(a) of the Disclosure Schedule and (B) the Company’s standard form at-will employment agreement in the form provided to Parent;

(iii)Contract providing for indemnification of any officer, director, employee or agent of the Company;

(iv)Contract under which the Company has advanced or loaned any other Person amounts in the aggregate exceeding $25,000;

(v)agreement or indenture relating to borrowed money or other Indebtedness or the mortgaging, pledging or otherwise placing or creating of a Lien (other than a Permitted Lien) on any asset or group of assets of the Company;

(vi)guaranty, pledge, performance or completion bond, surety or similar agreement or arrangement;

(vii)Contract creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities;

(viii)Lease or agreement under which the Company is lessee of or holds or operates any tangible property, real or personal, owned by any other party, except for any lease of real or personal property under which the aggregate annual rental payments do not exceed $25,000;

(ix)lease or agreement under which the Company is lessor of or permits any third party to hold or operate any tangible property, real or personal, owned or controlled by the Company;

(x)Contract or group of related Contracts with the same party or group of affiliated parties, the performance of which involves consideration in the aggregate in excess of $50,000 in any single fiscal year of the Company, other than (A) purchase and sales orders incurred in the ordinary course of business consistent with past practice, (B) contracts disclosed in Section 2.16(a) of the Disclosure Schedule, (C) the Company’s standard form at-will employment agreement in the form provided to Parent, and (D) offer letters with employees or agreements with consultants in each such case that involve consideration of less than $50,000 in any single fiscal year of the Company that are terminable at-will and do not provide for severance or other separation payments;

(xi)Contracts relating to the assignment, license, indemnification, acquisition, transfer, use, development or sharing with respect to any Company Intellectual Property, except for Assignment Agreements and those Contracts not material to the business;

(xii)[Intentionally omitted];

(xiii)warranty agreement with respect to services rendered by the Company or products sold or leased by the Company;

(xiv)Contract relating to the purchase or sale of any product, product candidate or other asset by or to, or the performance of any services by or for, any Related Party;

(xv)Contract under which it has granted any Person any registration rights (including demand or piggyback registration rights);

(xvi)sales, distribution, supply or franchise agreement or other agreement involving an agency relationship;

(xvii)advertising, vendor rebate or product purchase or sale discount agreement;

(xviii)Contract for capital expenditures or the acquisition or construction of fixed assets requiring the payment by the Company of an amount on its face in excess of $25,000;

(xix)Contract constituting or relating to a Government Contract or Government Bid;

(xx)Contract providing for an “earn out”, “performance guarantee” or other similar contingent payments by or to the Company (other than as contemplated by this Agreement);

(xxi)Contracts for the cleanup, abatement or other actions in connection with any Materials of Environmental Concern, the remediation of any existing environmental condition or relating to the performance of any environmental audit or study;

(xxii)Contract granting any Person an option or a right of first refusal, first-offer or similar preferential right to purchase or acquire any assets of the Company;

(xxiii)Contract for the granting or receiving of a license, sublicense or franchise or under which any Person is obligated to pay or has the right to receive a royalty, license fee, franchise fee or similar payment of an amount on its face in excess of $50,000;

(xxiv)outstanding power of attorney empowering any Person to act on behalf of the Company;

(xxv)agreement with a term of more than 60 days which is not terminable by the Company upon less than 30 days’ notice without penalty and involves a consideration on its face in excess of $50,000 in any single fiscal year of the Company;

(xxvi)Contract regarding voting, transfer, issuance or other arrangements related to the Company’s capital stock or warrants, options or other rights to acquire, or that relates to, the Company’s capital stock;

(xxvii)Contract that (A) limits the ability of the Company or any of its Affiliates to compete in any line of business or with any Person or in any geographic area or during any period of time or (B) contains any so called “most favored nation” provisions or any similar provision requiring the Company to offer a third party terms or concessions (including levels of service or content offerings) at least as favorable as offered to one or more other parties; or

(xxviii)other Contract that, if terminated, would individually, have or reasonably be expected to have a Company Material Adverse Effect.

(b)All of the Contracts, leases, agreements and instruments set forth or required to be set forth on Section 2.12(a) of the Disclosure Schedule (the “Material Contracts”) are in full force and effect and are valid, binding and enforceable in accordance with their respective terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally, and (ii) the availability of injunctive relief and other equitable remedies. The Company has performed all material obligations required to be performed by it and is not in material default under or in material breach of, nor in receipt of any written claim of material default or material breach under, any Material Contract. No event has occurred which (with or without the passage of time or the giving of notice or both, but allowing for outstanding obligations to be performed) would, or would reasonably be expected to, (A) result in a material default or material breach by the Company under any Material Contract, (B) give any Person the right to declare a material default or exercise any remedy under any Material Contract, (C) give any Person the right to accelerate the maturity or performance of any Material Contract or (D) give any Person the right to cancel, terminate or modify any Material Contract. The Company has not received any written notice from a Person threatening to terminate or refuse to perform its obligations under any Material Contract.

(c)The Company has not received any written notice or, to its Knowledge, other communication regarding any actual or alleged material violation or breach of, or default under, any Material Contract.

(d)The Company has not waived any of its material rights under any Material Contract.

(e)There is no term, obligation, understanding or agreement that would modify any term of a written Material Contract or any right or obligation of a party thereunder which is not reflected on the face of such written Material Contract.

(f)The Company has provided to Parent a true, correct and complete copy of each of the written Material Contracts and a written summary description of each of the oral Material Contracts, if any, together with all amendments, waivers or other changes thereto.

Section 2.13Litigation.

(a)There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened (i) against the Company or any of its officers, directors, managers or employees (in their capacities as such) or assets (or, to the Knowledge of the Company, pending or threatened against any of the Stockholders with respect to the business or proposed business activities of the Company), or pending or threatened by the Company against any Person, at law or in equity, or before or by any Governmental Body (including any Legal Proceedings with respect to the transactions contemplated by this Agreement), or (ii) that, to the Company’s Knowledge, relate to the ownership of any capital stock of the Company, or any option or other right to the capital stock of the Company, or any right to receive consideration as a result of this Agreement.

(b)The Company is not subject to any Legal Proceedings under collective bargaining agreements or otherwise or any governmental investigations or inquiries.

(c)The Company is not subject to any judgment, order or decree of any court or other Governmental Body. There are no actions, suits, proceedings (including any arbitration proceedings), orders, investigations or claims pending or, to the Knowledge of the Company, threatened against any Stockholder in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with the transactions contemplated by this Agreement. The Company has provided to Parent true, correct and complete copies of all pleadings, correspondence and other written materials to which the Company has access and that relate to any Legal Proceeding set forth on Section 2.13 of the Disclosure Schedule.

Section 2.14Environmental Matters.

(a)The Company is, and has for the past three (3) years has been, in material compliance with all applicable Environmental Laws.

(b)The Company is not required to hold any Governmental Authorizations under Environmental Laws for the conduct of its operations and business.

(c)The Company has not imported, received, used, manufactured, produced, processed, labeled, shipped, stored, used, operated, transported, treated or disposed of any Materials of Environmental Concern other than in material compliance with all Environmental Laws.

(d)The Company has not received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that the Company is not in compliance with, or has liability under, any Environmental Law.

(e)The Company has not at any time been subject to any administrative or judicial proceeding pursuant to, or paid any fines or penalties pursuant to, applicable Environmental Laws. The Company has not entered into or agreed to enter into, or has any present intent to enter into, any consent decree or order, and the Company is not subject to any judgment, decree or judicial or administrative order relating to compliance with, or the cleanup of Materials of Environmental Concern under, any applicable Environmental Law.

(f)To the Knowledge of the Company, there has been no Release of Materials of Environmental Concern at any plant, facility, site, area or property at which the Company currently operates or previously operated.

(g)The Company has provided to Parent true, correct and complete copies of all environmental reports, investigations and/or audits, if any, relating to facilities at which the Company currently operates or previously operated (whether conducted by or on behalf of the Company or a third party) of which the Company has possession or control.

Section 2.15Employee Matters.

(a)Section 2.15(a)(1) of the Disclosure Schedule sets forth a true, correct and complete list of all Employees as of the date of this Agreement, and accurately reflects their wages, salaries or hourly rates of pay and any other compensation payable to them (including compensation payable pursuant to bonus, deferred compensation or commission arrangements, housing allowances, vehicle allowances, and vacation entitlements), whether such Employees are subject to a written employment Contract, their dates of employment, their full time, part time or temporary status, their exempt or non-exempt status, their positions or titles, their sick pay schemes, a description of the fringe benefits provided to each such Employee as of the date hereof, and any notice entitlements. The Company’s records accurately reflect the employment or services histories of its Employees, independent contractors, consultants, contingent workers and leased employees, including their hours of service. The employment of each of the Employees is terminable at will. The Company has provided to Parent true, correct and complete copies of all employee manuals and handbooks, material disclosure materials, policy statements and other materials relating to the employment of the current and former Employees of the Company. Section 2.15(a)(2) of the Disclosure Schedule sets forth the citizenship of each employee and identifies the visa or other similar permit, if applicable, under which such Employee is working and the dates of issuance and expiration of such visa or other similar permit.

(b)Section 2.15(b) of the Disclosure Schedule sets forth each Employee who is not fully available to perform work because of short-term or long-term disability, parental leave, maternity leave, compassionate care leave or any other leave or receiving benefits pursuant to any workers’ compensation legislation and the anticipated date of return to full service.

(c)Section 2.15(c) of the Disclosure Schedule sets forth a true, correct and complete list of all consultants and independent contractors used by the Company as of the date of this Agreement, specifying the name of the consultant or independent contractor, type of services provided, fees paid to such consultant or independent contractor for calendar year 2018 and from January 1, 2019 through February 28, 2019, work location and address. Each consultant or independent contractor set forth on Section 2.15(c) of the Disclosure Schedule has the requisite Governmental Authorizations required to provide the services such consultant or independent contractor provides the Company, as applicable. The Company has provided to Parent a true, correct and complete copy of each written agreement with each consultant and independent contractor set forth on Section 2.15(c) of the Disclosure Schedule. Each of the consultant and independent contractor relationships with the Persons set forth on Section 2.15(c) of the Disclosure Schedule is terminable without notice and without pay.

(d)Each Person who performs services for or on behalf of the Company has, at all times, properly been classified and treated as an employee or non-employee for all purposes including, but not limited to, the Employee Plans and Tax purposes. Each Employee has at all times properly been classified as subject to or exempt from overtime requirements. The Company has never had any temporary or leased employees that were not treated and accounted for in all respects as Employees.

(e)The Company is and has been in the last three years in compliance in all material respects with all applicable Laws, including, but not limited to, all Labor Laws applicable to the employment of labor. The Company is not subject to or liable for any arrears of wages, penalties, fines, orders to pay, assessments, charges, damages or taxes for failure to comply with the Labor Laws or any other Law applicable to the employment of labor.

(f)There are no claims pending, or, to the Knowledge of the Company, threatened against the Company, by an Employee, in respect of any accident or injury, which are not fully covered by insurance or under applicable workers compensation legislation. No levies, assessments or penalties have been made against the Company pursuant to Applicable Benefit Laws.

(g)No notice has been received by the Company of any employment related claims commenced by any Employee or other service provider against the Company, including claims that the Company has violated Labor Laws or the common law with respect to an employee’s employment, and, to the Knowledge of the Company, no such claims are threatened.

(h)The Company has not made any written or verbal commitments to any officer, employee, former employee, consultant or independent contractor of the Company with respect to compensation, promotion, retention, termination, severance or any similar matter in connection with the transactions contemplated by this Agreement or otherwise.

(i)The Company is, and has at all times been, in compliance in all material respects with all applicable Laws and contracts relating to its independent contractors, consultants and other non-employee service providers. No independent contractor, consultant or other non-employee service provider of the Company is eligible to participate in any Employee Plan. There are no claims pending or to the Knowledge of the Company, threatened against the Company, by any independent contractor, consultant other non- employee service provider.

(j)All amounts due in relation to Employees (whether arising under common law, statute, equity or otherwise) have been paid, including all remuneration, expenses, pension contributions, liability to taxation, levies and other amounts (other than amounts owed to Employees with respect to the current salary or pay period which are not yet due or have not yet been earned).

(k)All amounts due in relation to any independent contractors, consultants or other non-employee service providers of the Company have been paid.

(l)No Employee, since becoming an employee, has been, or currently is, represented by a labor organization or group that was either certified or voluntarily recognized by any labor relations board (including the NLRB) or certified or voluntarily recognized by any other Governmental Body. The Company is not and has never been a signatory to a collective bargaining agreement with any trade union, labor organization or group. No representation election petition or application for certification has been filed by Employees or is pending with the NLRB or any other Governmental Body and, to the Knowledge of the Company, no union organizing campaign or other attempt to organize or establish a labor union, employee organization or labor organization or group involving Employees has occurred, is in progress or, to the Knowledge of the Company, is threatened. No labor strike, work stoppage, slowdown, picketing, lockout or other material labor dispute has occurred, and none is underway or, to the Knowledge of the Company, threatened.

(m)Since January 1, 2013, the Company has not engaged in layoffs, plant closings, terminations or relocations sufficient in number to trigger application of any state, local or foreign law or regulation similar to the WARN Act. None of the Employees has suffered an “employment loss” (as defined in the WARN Act) in the 90 days prior to the date of this Agreement and Parent will not incur any liability or obligation under the WARN Act if, during the 90 day period immediately following the Closing Date, only terminations in the normal course occur.

(n)The Company is not a federal or state contractor.

(o)No wrongful discharge, retaliation, libel, slander or other claim, complaint, charge or investigation that arises out of the employment relationship between the Company and any of its Employees or the termination of that relationship has been filed or is pending or, to the Knowledge of the Company, threatened against the Company under any applicable Law.

(p)The Company has maintained and currently maintains adequate insurance as required by applicable Law with respect to workers’ compensation claims and unemployment benefits claims. The Company has provided to Parent a true, correct and complete copy of the policies of the Company for providing leaves of absence under the FMLA and their notices thereunder.

Section 2.16Employee Benefit Plans.

(a)Section 2.16(a) of the Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of all bonus, pension, stock option, stock purchase, benefit, welfare, profit-sharing, retirement, disability, vacation, severance, hospitalization, insurance, incentive, deferred compensation and any other similar fringe or employee benefit plan (as such term is defined in ERISA Section 3(3) whether or not subject to ERISA), fund, program or arrangement, whether written or oral, in each of the foregoing cases which cover, are maintained for the benefit of, or relate to any or all current or former employee, director or natural person service provider of the Company and any other Entity (“ERISA Affiliate”) related to the Company under Sections 414(b), (c), (m) and (o) of the Code or a beneficiary, dependent or family member of any such individual (the “Employee Plans”) that are material. With respect to each Employee Plan, the Company has provided to Parent, to the extent applicable, true, correct and complete copies of (i) all plan documents and amendments thereto (or, in the event the plan is not written, a written description thereof), (ii) the most recent determination or opinion letter received from the Internal Revenue Service, (iii) the most recent application for determination filed with the Internal Revenue Service, (iv) actuarial valuation reports for the most recent year, (v) audited financial statements for the most recent year, (vi) the three most recent Form 5500 Annual Reports filed with the Internal Revenue Service, including all schedules and attachments thereto, (vii) all related trust agreements, insurance contracts or other funding arrangements, (viii) nondiscrimination and coverage tests for the three most recent full plan years, (ix) all summary plan descriptions, reports or summaries required under all applicable Laws and summaries of material modifications and each other material written communication to participants concerning the extent of the benefits provided under the Employee Plan thereto, and (x) all material correspondence with any governmental authority within the past six years relating to such Employee Plan, including all voluntary compliance correction or other remedial filings.

(b)Each of the Employee Plans (and each related trust, insurance contract, or fund) is, and has been, operated in all material respects in accordance with its terms and each of the Employee Plans, and administration thereof, is, and has been, in compliance in all material respects with respect to form and operation with the requirements provided by any and all applicable statutes, orders or governmental rules or regulations currently in effect, including, but not limited to, ERISA and the Code. Each Employee Plan and its related trust which is intended to qualify under Section 401(a) and Section 501(a) of the Code is so qualified and has heretofore been determined by the Internal Revenue Service to so qualify and has received a favorable determination or opinion letter with respect to all Laws on which the Internal Revenue Service will issue a favorable determination letter on its qualification, and nothing has occurred to cause the loss of such qualification. All required reports and descriptions of the Employee Plans (including, but not limited to, Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions) have been timely filed and distributed as required by ERISA and the Code. Any notices required by ERISA or the Code or any other state or federal law or any ruling or regulation of any state or federal administrative agency with respect to the Employee Plans have been appropriately given.

(c)With respect to the Employee Plans, all required contributions, premiums and other payments for all periods ending before the Closing Date have been made in full in accordance with all applicable laws and plan terms.

(d)With respect to each Employee Plan (i) no prohibited transactions as defined in Section 406 of ERISA or Section 4975 of the Code have occurred or are expected to occur as a result of the transactions contemplated by this Agreement, (ii) no action, suit, grievance, arbitration or other manner of litigation, or claim with respect to the assets thereof of any Employee Plan (other than routine claims for benefits made in the ordinary course of plan administration for which plan administrative review procedures have not been exhausted) is pending, threatened or imminent against or with respect to any of the Employee Plans, the Company, any ERISA Affiliate or any fiduciary, as such term is defined in Section 3(21) of ERISA (“Fiduciary”), including but not limited to any action, suit, grievance, arbitration or other manner of litigation, or claim regarding conduct that allegedly interferes with the attainment of rights under any Employee Plan, and (iii) there are no facts which would give rise to or could give rise to any such actions, suits, grievances, arbitration or other manner of litigation, or claims with respect to any Employee Plan. Neither the Company nor its directors, managers, officers or employees or any Fiduciary has any liability for failure to comply with ERISA or the Code for any action or failure to act in connection with the administration or investment of any Employee Plan.

(e)The Company and its ERISA Affiliates have not maintained, established, sponsored, participated in, contributed to or otherwise incurred any liability with respect to any (i) Employee Plan subject to Title IV of ERISA, (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA, “multiple employer plan” within the meaning of Code Section 413(c) or “multiple employer welfare arrangement” within the meaning of ERISA Section 3(40), (iii) Employee Plan in which stock of the Company or any ERISA Affiliate is or was held as a plan asset, (iv) plan, program, policy, practice, agreement or other arrangement that is subject to the laws of a country other than the United States, or (v) Employee Plan intended to be exempt under Section 501(c)(9) or 501(c)(17) of the Code.

(f)The Company and its ERISA Affiliates do not maintain, contribute to, or have any liability (fixed, contingent or otherwise) for medical, health, life insurance or other welfare benefits for terminated employees or for present employees after termination of their employment (other than any welfare benefits provided in compliance with Section 4980B of the Code, Section 601 of ERISA or other applicable law). The Company does not have any current or projected liability with respect to post- employment or post-retirement welfare benefits for retired, former or current employees of the Company.

(g)Except as set forth in Section 2.16(a) of the Disclosure Schedule, the Company and its ERISA Affiliates do not have any obligation to or customary arrangement with employees for bonuses, incentive compensation, vacations, severance pay, insurance or other benefits. Except as expressly required or provided by this Agreement or as otherwise required by applicable laws, the execution of this Agreement and the Stockholder Related Agreements and the consummation of the transactions contemplated by this Agreement and the Stockholder Related Agreements will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Employee Plan, employment agreement between the Company and any current or former employee, trust or loan that will or may result (either alone or in connection with any other circumstance or event) in any payment (whether of severance pay or otherwise), acceleration, forgiveness of Indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former employee of the Company. The transactions contemplated by this Agreement will not cause the Company to lose a tax deduction pursuant to Section 280G of the Code or cause any service provider or Stockholder of the Company to be subject to the excise tax under Section 4999 of the Code.

(h)The Company and any ERISA Affiliate have, prior to the Closing, complied in all material respects with the health care continuation requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, the requirements of the FMLA, the requirements of the Health Insurance Portability and Accountability Act of 1996, as amended (Pub. L. 104-191), the requirements of the Patient Protection and Affordable Care Act, and any similar provisions of state law applicable to the employees of the Company and its ERISA Affiliates.

(i)Each Employee Plan that constitutes a “non-qualified deferred compensation plan” subject to Code Section 409A complies in all material respects with Code Section 409A with respect to its form and operation, no amount under any such Employee Plan is or has been subject to the interest and additional tax set forth under Code Section 409A(a)(1)(B), and there is no obligation to reimburse or otherwise “gross-up” any Person for the interest or additional tax set forth under Code Section 409A(a)(1)(B).

(j)The Company has not announced or entered into any plan or binding commitment to (i) create or cause to exist any additional Employee Plan, or (ii) adopt, amend or terminate any Employee Plan, other than any amendment required by Applicable Benefit Laws. Each Employee Plan may be amended or terminated in accordance with its terms without liability to the Company or Parent (other than non-material ordinary termination fees).

Section 2.17Compliance With Laws; Governmental Authorizations.

(a)The Company is, and has at all times been, in material compliance with all applicable Laws. The Company has never received any written notice or, to the Knowledge of the Company, other communication from any Governmental Body or any other Person regarding (i) any actual or alleged material violation of, or failure to materially comply with, any Law, or (ii) any actual or alleged obligation on the part of the Company to undertake, or to bear all or any portion of the cost of, any cleanup or any remedial, corrective or response action of any nature under any applicable Law. Nothing in this Section 2.17(a) relates to privacy, data protection, or data security with respect to Personal Information, which are addressed exclusively in Section 2.26.

(b)Section 2.17(b) of the Disclosure Schedule sets forth each Governmental Authorization held by the Company, and the Company has provided to Parent true, correct and complete copies of all such Governmental Authorizations. The Governmental Authorizations held by the Company are valid and in full force and effect, and collectively constitute all Governmental Authorizations necessary (i) to enable the Company to conduct its business in the manner in which its business is currently being conducted, and (ii) to permit the Company to own and use its assets in the manner in which it is currently owned and used. The Company is, and at all times since its incorporation has been, in material compliance with the terms and requirements of the Governmental Authorizations held by the Company. The Company has not received any written notice or, to the Knowledge of the Company, other communication from any Governmental Body regarding (A) any violation or failure to comply with any term or requirement of any Governmental Authorization, or (B) any revocation, withdrawal, suspension, cancellation, or termination of any Governmental Authorization.

(c)(i) The Company is, and at all times has been, in material compliance with all of the terms and requirements of each Governmental Authorization set forth or required to be set forth on Section 2.17(c) of the Disclosure Schedule; (ii) to the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time or both) (A) constitute or result in a material violation of or a failure to comply with any term or requirement of any Governmental Authorization set forth or required to be set forth on Section 2.17(c) of the Disclosure Schedule, or (B) result in the revocation, withdrawal, suspension, cancellation, or termination of any Governmental Authorization set forth or required to be set forth on Section 2.17(c) of the Disclosure Schedule; (iii) the Company has never received, and, to the Knowledge of the Company, no employee has ever received, any notice or other communication from any Governmental Body or any other Person regarding (x) any actual or alleged violation of or failure to materially comply with any term or requirement of any Governmental Authorization; or (y) any actual or proposed revocation, withdrawal, suspension, cancellation or termination of any Governmental Authorization; and (iv) all applications required to have been filed for the renewal of the Governmental Authorizations required to be set forth on Section 2.17(c) of the Disclosure Schedule have been duly filed on a timely basis with the appropriate Governmental Bodies, and each other notice or filing required to have been given or made with respect to such Governmental Authorizations has been duly given or made on a timely basis with the appropriate Governmental Body.

Section 2.18Insurance. Section 2.18 of the Disclosure Schedule sets forth a true, correct and complete list of all insurance policies and fidelity bonds maintained by, at the expense of or for the benefit of the Company and its Employees, officers and directors for the current policy year and the Company has provided to Parent true, correct and complete copies of the insurance policies set forth on Section 2.18 of the Disclosure Schedule. The Company has not reached or exceeded its policy limits for any insurance policy in effect at any time since the date of the Company’s incorporation. Since the date of the Company’s incorporation, the Company has not received any written notice or, to the Knowledge of the Company, other communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy, (b) refusal of any coverage or rejection of any material claim under any insurance policy, or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. All such policies are in full force and effect. All premiums required to be paid with respect thereto have been paid and there has been no lapse in coverage under such policies or failure of payment that will cause coverage to lapse during any period for which the Company has conducted operations. Section 2.18 of the Disclosure Schedule sets forth all claims by the Company pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights.

Section 2.19Brokerage and Finders. The Company has not incurred, and will not incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar financial advisory services in connection with this Agreement or any transaction contemplated hereby, nor will Parent, the Surviving Corporation or the Company incur, directly or indirectly, any such liability based on arrangements made by or on behalf of the Company.

Section 2.20Title to Tangible Assets.

(a)The Company owns, and has good, valid, transferable and marketable title to, or a valid leasehold interest in all tangible properties and assets used by it or shown on the Interim Balance Sheet or acquired after the date thereof, free and clear of all Liens (other than properties and assets disposed of in the ordinary course of business consistent with past practice since the date of the Interim Balance Sheet and except for Permitted Liens).

(b)All facilities, machinery, equipment, fixtures, vehicles and other tangible properties owned, leased or used by the Company that are, in each case, necessary to the Company’s business as presently conducted, are in good operating condition and repair and are reasonably fit and usable for the purposes for which they are being used. The Company is in compliance with all material terms of each lease to which it is a party or is otherwise bound. For the avoidance of doubt, no representation or warranty is made in this Section 2.20 with respect to any Intellectual Property Rights, which representations are addressed solely in, and to the extent, set forth in Section 2.11.

Section 2.21Bank Accounts. Section 2.21 of the Disclosure Schedule sets forth true, correct and complete information with respect to each account maintained by or for the benefit of the Company at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of the date of this Agreement (and whether any cash comprising such balances is “restricted cash”) and the names of all individuals authorized to draw on or make withdrawals from such accounts (and no changes to such information shall have occurred as of the Closing Date).

Section 2.22Related Party Transactions. No Related Party has, or has at any time had, any direct or indirect interest in any material asset used in or otherwise relating to the business of the Company. No Related Party is, or has been, indebted to the Company. No Related Party is a party to, or has a financial interest in, any Material Contract, transaction or business dealing involving the Company other than Contracts related to their employment as an officer or service as a director (including employment, confidentiality, assignment of inventions, stock options, warrants and similar agreements).To the Knowledge of the Company, no Related Party is competing, or has at any time competed, directly or indirectly, with the Company or has any claim or right against the Company (other than claims or rights to receive compensation for services performed as an employee or a director).

Section 2.23Customers and Suppliers. As of the date of this Agreement, the Company has no customers. Section 2.23 of the Disclosure Schedule sets forth a true, correct and complete list of the names and addresses of the Suppliers. The Company maintains good commercial relations with each of its Suppliers and no event has occurred that could materially and adversely affect the Company’s relations with any such Supplier. No Supplier (or former Supplier) during the prior twelve (12) months has canceled, terminated or, to the Knowledge of the Company, made any threat to cancel or otherwise terminate any of such Supplier’s Contracts with the Company or to decrease such Supplier’s supply of services or products to the Company. The Company has not received any written notice and the Company does not have any Knowledge to the effect that any current Supplier may withdraw, terminate or materially alter, amend or modify its business relations with the Company, either as a result of the transactions contemplated by this Agreement or otherwise.

Section 2.24Import/Export Control.

(a)The Company has obtained all approvals necessary for exporting its products and services outside of the United States and importing such products and services into any country in which such products or services are now sold, provided or licensed for use, and all such export and import approvals in the United States and throughout the world are valid, current and in full force and effect.

(b)The Company has not received notice of any violation of any applicable export Law, nor, to the Knowledge of the Company, is there any law, regulation, order, or pending action or proceeding that restricts, or that could reasonably be expected to restrict, in any manner, the development, use, export, import, transfer or licensing of any of the products or services of the Company or the Intellectual Property Rights or that could reasonably be expected to affect the validity, use, registration or enforceability of any Intellectual Property Rights.

Section 2.25Certain Payments. Neither the Company nor any employee, agent, consultant, or other Person acting for or on behalf of the Company, has at any time, directly or indirectly: (a) used any corporate funds (i) to make any unlawful political contribution or gift or for any other unlawful purpose relating to any political activity, (ii) to make any unlawful payment to any governmental official or employee, including without limitation any payments made in violation of the FCPA or the UK Bribery Act, (iii) to establish or maintain any unlawful or unrecorded fund or account of any nature; (b) made any unlawful payoff, influence payment, bribe, rebate, kickback or unlawful payment to any Person; (c) falsified any Company documents or (d) agreed, committed, offered or attempted to take any of the actions described in clauses (a) through (c) above.

Section 2.26Personal Information and Privacy.

(a)Section 2.26(a) of the Disclosure Schedule sets forth and describes each distinct electronic or other database, if any, containing (in whole or in part) Personal Information maintained by or for the Company at any time (each, a “Company Database”), the types of Personal Information in each such database, the means by which the Personal Information was collected, and the security policies that have been adopted and maintained with respect to each such database.

(b)The Company employs commercially reasonable security measures that comply in all material respects with all applicable Privacy Laws and Privacy Policies (as defined below) to protect Personal Information within its custody or control and requires the same of all vendors that Process Personal Information on its behalf, including without limitation any contract research organizations conducting pre-clinical and clinical studies on the Company’s behalf (“Privacy Vendors”).

(c)There is no written complaint or other written communication to or audit, proceeding, or claim against, or threatened in writing against, and, to the Knowledge of the Company, no pending investigation of, the Company or any Privacy Vendor, by any Governmental Body, or by any Person in respect of applicable Privacy Laws.

(d)There is (i) no material breach or violation of any privacy policy of the Company or any other industry privacy code or privacy procedures to which the Company subscribes or is bound which governs its Processing of Personal Information (each, a “Privacy Policy”), (ii) there has been no material unauthorized or illegal Processing or breach of security involving any of the Personal Information under the Company’s custody or control, including in any of the Company Databases, and (iii) the Company has not notified or been required to notify any data subjects or Governmental Body of any information security breach involving Personal Information, or that otherwise has resulted in, or would reasonably be expected to result in, any material liability of the Company.

(e)The Company and, to the Knowledge of the Company, each Privacy Vendor (in the case of Privacy Vendors, to the extent applicable) has complied at all times and in all material respects with (i) all of the Privacy Policies; (ii) all written representations, warranties, covenants and agreements of any of the Company pursuant to any Contract related to the Processing of Personal Information; and (iii) all applicable Privacy Laws.

(f)The Company and, to the Knowledge of the Company, each Privacy Vendor has, in all material respects, provided all requisite notices and obtained all required consents, and satisfied all other requirements (including but not limited to notification to Governmental Bodies), necessary for the Company’s Processing (including international and onward transfer) of all Personal Information in connection with the conduct of the business as currently conducted and in connection with the consummation of the transactions contemplated hereunder.

Section 2.27Manufacturing. All of the manufacturing facilities and operations of the Company are in compliance in all material respects with applicable Laws and regulations of the FDA or other Governmental Bodies, including current good manufacturing practices. No event has occurred that allows, or with or without notice or lapse of time or both, would allow, revocation or termination of any FDA registration of the Company’s manufacturing facilities. The Company has not received any unresolved FDA Form 483, notice of adverse filing, warning letter, untitled letter or other written correspondence or notice from the FDA or any other Governmental Body, alleging or asserting noncompliance with the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.).

Section 2.28Regulatory Filings. The Company has made all required registrations and filings with and submissions to all applicable Governmental Bodies relating to the operation of the business of the Company. There is no material false or misleading information or material omission in any product application or other submission to the FDA or any other comparable Governmental Body. All such registrations, filings and submissions were in compliance in all material respects with all Laws and other requirements when filed. No material deficiencies have been asserted by any such applicable Governmental Bodies with respect to such registrations, filings or submissions. The Company has delivered to Parent copies of (a) all material reports of inspection observations, (b) all material establishment inspection reports, (c) all material warning letters, and (d) any other material documents received by the Company from the FDA or any other Governmental Body relating to the business of the Company that assert ongoing material lack of compliance with any laws (including regulations promulgated by the FDA and any other Governmental Body) by the Company. The Company has not received any Negative FDA Letter.

Section 2.29Product Candidates.

(a)Each of the Company’s products and product candidates is being, and at all times has been, developed, tested, manufactured, processed, labeled, stored, transported and distributed, as applicable, in compliance in all material respects with all applicable Laws, including those requirements relating to current good manufacturing practices, good laboratory practices and good clinical practices. Nothing in this Section 2.29 relates to privacy, data protection, or data security with respect to Personal Information, which are addressed exclusively in Section 2.26.

(b)The pre-clinical and clinical trials (including any post-marketing studies) conducted by or on behalf of the Company were, and if still pending, are, being conducted in all material respects in accordance with all clinical protocols, informed consents and applicable Laws. The Company retains exclusive ownership of all data resulting from pre-clinical and clinical trials (including any post-marketing studies) conducted by or on behalf of the Company. The Company has not been notified by the FDA or any other Governmental Body of any restriction on the pre-clinical or clinical trials conducted or currently being conducted by or on behalf of the Company. The descriptions of, protocols for, and data and other results of, the pre-clinical and clinical trials conducted or currently being conducted by or on behalf of the Company that have been provided to Parent are true, correct and complete.

(c)The Company has fulfilled and performed its obligations under each FDA/EMA Registration in all material respects, and no material event has occurred or condition or state of facts exists which would reasonably constitute a breach or default or would cause revocation, suspension, or termination of any such FDA/EMA Registration. No loss or expiration of any FDA/EMA Registration is pending or, to the Knowledge of the Company, threatened, other than expiration of any FDA/EMA Registration in accordance with the terms thereof, and there is no circumstance that would reasonably be expected to cause such FDA/EMA Registration to not be renewable upon expiration to the extent permitted by law, as needed. To the Knowledge of the Company, any third-party that is a supplier, manufacturer, or contractor for the Company is in material compliance with all FDA/EMA Registrations and the authorizations, approvals, licenses, permits, certificates, or exemptions (including, without limitation, pre-market approval applications, pre-market notifications, investigational new drug applications, new drug applications, biologic license applications, manufacturing approvals and authorizations, pricing and reimbursement approvals, labeling approvals or their foreign equivalent) held by the Company that are required for, among other things, the research, development, manufacture, processing, labeling, distribution, marketing, storage, transportation, use, sale and provision of the products and services of the Company, of any comparable Governmental Body.

(d)Section 2.29(d) of the Disclosure Schedule sets forth a true, correct and complete list of all of the Company’s products and product candidates in clinical trial or development as of the date hereof, noting, where applicable, (i) the phase of clinical trial or development each product or product candidate is in, and (ii) those products or product candidates where FDA and/or other regulatory approval, including foreign approvals, has been applied for and/or received, and listing the application made and/or the approval or decision thereon obtained. The Company has provided to Parent true, correct and complete copies of, without limitation, (A) any investigational new drug applications or new drug applications submitted to the FDA or any other Governmental Body by or on behalf of the Company, including any supplements thereto, (B) all final study results and/or reports relating to products or product candidates, (C) all material correspondence to or from the FDA or other Governmental Bodies, including meeting minutes and records of material contacts, (D) all documents in the Company’s possession related to inspections by the FDA or other Governmental Bodies, and (E) all adverse drug experience reports obtained or otherwise received by the Company from any source with respect to the products or product candidates.

Section 2.30OFAC. Neither the Company nor Representative of the Company, nor, to the Knowledge of the Company, any other Person acting for or on behalf of the Company has: (a) been or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”); or (b) engaged or is currently engaging in any business or other dealings with, in, involving, or relating to (i) any country subject to a comprehensive embargo under the sanctions administered by OFAC, or (ii) any Person subject to sanctions administered by OFAC.

Section 2.31Independent Investigations. The Company acknowledges (for itself and on behalf of its Affiliates and the Representatives of any of the foregoing) that, except for the representations and warranties expressly set forth in Article III, (a) none of the Parent Parties nor any of their Affiliates (Person or any of its Affiliates) makes, or has made, any representation or warranty, either express or implied, relating to any Parent Party or any of their businesses or operations or otherwise in connection with this Agreement or the transactions contemplated hereby, and neither the Company nor any of its Affiliates or Representatives is relying on any representation or warranty except for those expressly set forth in Article III, (b) no Person has been authorized by any Parent Party or any of their Affiliates to make any representation or warranty relating to any Parent Party or any of its businesses or operations or otherwise in connection with this Agreement or the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by the Company or any of the Affiliates or the Representatives of any of the foregoing as having been authorized by any Parent Party or any of its Affiliates (or any other Person on behalf of any Parent Party), and (c) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to the Company or any of the Affiliates or the Representatives of any of the foregoing are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is the subject of any express representation or warranty set forth in Article III; provided, however, none of the representations or warranties set forth in this Section 2.31 shall apply to, or otherwise operate to limit the liability of any Parent Party or any other Person in respect of any claim or cause of action based on or arising out of fraud.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT PARTIES

Parent and Merger Sub (collectively with Sorrento referred to as the “Parent Parties”) represent and warrant to the Company, as of the date of this Agreement and as of the Closing Date, as set forth below (other than as set forth in Section 3.11).

Section 3.1Organization and Good Standing. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing (or equivalent status in the relevant jurisdiction) under the laws of the jurisdiction of its incorporation, has all requisite and necessary power and authority to own, lease, use and operate its properties and assets and to carry on and conduct its business as now being conducted and as proposed to be conducted as of the Closing Date and is in good standing as a foreign corporation (or equivalent status in the relevant jurisdiction) in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary or advisable, except for those jurisdictions where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s or Merger Sub’s ability to consummate the Merger.

Section 3.2Authority, No Conflict; Required Filings and Consents; Compliance with Laws.

(a)Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and any Parent Related Agreement to which it is a party, perform its obligations under this Agreement and any Parent Related Agreement to which either of them is a party and to consummate the Merger and the other transactions contemplated by this Agreement and any Parent Related Agreement to which either of them is a party. The execution and delivery of this Agreement and any Parent Related Agreement to which Parent and Merger Sub is a party and the consummation of the Merger and the other transactions contemplated by this Agreement and any Parent Related Agreement to which Parent and Merger Sub is a party have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate action or proceeding on the part of Parent or Merger Sub or their respective boards of directors is necessary to authorize the execution, delivery or performance of this Agreement, any Parent Related Agreement to which Parent and Merger Sub is a party or the consummation of the Merger or any of the other transactions contemplated by this Agreement or any Parent Related Agreement to which Parent and Merger Sub is a party. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes the legal, valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally, and (ii) the availability of injunctive relief and other equitable remedies.

(b)Neither the execution, delivery or performance by the Parent Parties of this Agreement or any of the Parent Related Agreements, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement or any of the Parent Related Agreements, will (with or without notice or lapse of time, or both): (i) contravene, conflict with, or result in any violation or breach of, any of the Organizational Documents of the Parent Parties, (ii) contravene, conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of modification, termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require notice to any Person or a consent or waiver under, constitute a change in control under, require the payment of a fee or penalty under or result in the creation or imposition of any Lien upon or with respect to any asset owned or used by any of the Parent Parties under, any of the terms, conditions or provisions of any material Contract to which any Parent Party is a party or by which it or any of its properties or assets may be bound, (iii) contravene, conflict with or violate, or give any Person the right to challenge any of the transactions contemplated by this Agreement or any of the Parent Related Agreements or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which Parent or Merger Sub is subject, or (iv) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any Parent Party or that otherwise relates to the business of any Parent Party or to any of the assets owned, used or controlled by any Parent Party other than, in the case of clauses (ii), (iii) and (iv), above, for such contraventions, conflicts, violations or rights that would not have a material adverse effect on the applicable Parent Party’s ability to consummate the Merger.

(c)No Governmental Authorization, or registration, declaration, notice or filing with, any Governmental Body is required by or with respect to the Parent Parties: (i) in connection with the execution and delivery of this Agreement or any of the Parent Related Agreements by any Parent Party or the consummation by the Parent Parties of the Merger or any of the other transactions contemplated by this Agreement or any of the Parent Related Agreements, or (ii) is necessary for the Parent Parties to operate their respective businesses immediately after the Closing in the same manner as operated immediately prior to the Closing after giving effect to the consummation of the Merger and the other transactions contemplated by this Agreement and Parent Related Agreements, except in each case for (a) the filing of the Charter Amendment and the Certificate of Merger with the Secretary of State of the State of Delaware, (b) any filings required by applicable securities Laws and (c) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not reasonably be expected to be, individually or in the aggregate, material to the Parent Parties.

(d)The Governmental Authorizations held by Parent and Merger Sub are valid and in full force and effect, and collectively constitute all Governmental Authorizations necessary (i) to enable Parent and Merger Sub to conduct their respective businesses in the manner in which their respective businesses are currently being conducted, and (ii) to permit Parent and Merger Sub to own and use their respective assets in the manner in which they are currently owned and used. Parent and Merger Sub are, and at all times since their incorporation have been, in material compliance with the terms and requirements of the Governmental Authorizations held by Parent and Merger Sub. Neither Parent nor Merger Sub has received any written notice or, to the knowledge of Parent or Merger Sub, other communication from any Governmental Body regarding (A) any violation or failure to comply with any term or requirement of any Governmental Authorization, or (B) any revocation, withdrawal, suspension, cancellation, or termination of any Governmental Authorization.

(e)Each of Parent and Merger Sub is, and has at all times been, in material compliance with all applicable Laws. Neither Parent nor Merger Sub has received any written notice or, to the knowledge of Parent or Merger Sub, other communication from any Governmental Body or any other Person regarding (i) any actual or alleged material violation of, or failure to materially comply with, any Law, or (ii) any actual or alleged obligation on the part of Parent or Merger Sub to undertake, or to bear all or any portion of the cost of, any cleanup or any remedial, corrective or response action of any nature under any applicable Law.

Section 3.3[Intentionally omitted].

Section 3.4Capitalization.

(a)Immediately prior to the Effective Time, the authorized capital stock of Parent consists of (i) 350,000,000 Parent Shares, of which 150,270,392 shares are issued and outstanding and (ii) 20,000,000 shares of Preferred Stock of Parent, none of which are issued and outstanding. The Parent Shares have the rights, preferences, privileges and restrictions set forth in the certificate of incorporation of Parent. All issued and outstanding Parent Shares were issued in compliance with all applicable Laws. The Parent Shares to be issued pursuant to this Agreement will be, prior to the issuance, duly authorized, and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

(b)As of the date hereof and following Contribution and immediately prior to the Effective Time, other than this Agreement and the transactions contemplated herein, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any Parent Shares or other securities of Parent, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any Parent Shares or other securities of Parent, or (iii) Contract under which Parent is or may become obligated to sell or otherwise issue any Parent Shares or any other securities of Parent, or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any Parent Shares or other securities of Parent from Parent or, to the knowledge of Parent, any other Person. Parent does not have any outstanding stock appreciation rights, phantom stock, performance based stock, restricted stock units or equity rights or similar stock or equity rights or obligations. Parent has not issued any debt securities which grant the holder thereof any right to vote on, or veto, any actions by Parent.

(c)Following the Contribution and immediately prior to the Effective Time, Parent will have the same number and class of shares that are authorized, issued and outstanding, with such shares being held by the same Persons, as was authorized, issued and outstanding as Scilex prior to the Contribution.

Section 3.5Cash Resources of Parent. Following consummation of the transactions contemplated by the Loan and Contribution Agreement, Parent will have sufficient immediately available funds to pay the cash portion of the Merger Consideration when payable in accordance with this Agreement.

Section 3.6Independent Investigations. Each of Parent, Sorrento and Merger Sub acknowledges (for itself and on behalf of its Affiliates and the Representatives of any of the foregoing) that, except for the representations and warranties expressly set forth in Article II, (a) neither the Company nor any of its Affiliates (Person or any of its Affiliates) makes, or has made, any representation or warranty, either express or implied, relating to the Company or any of its businesses or operations or otherwise in connection with this Agreement or the transactions contemplated hereby, and none of Parent, Sorrento or Merger Sub nor any of the Affiliates or the Representatives of the foregoing is relying on any representation or warranty except for those expressly set forth in Article II, (b) no Person has been authorized by the Company or any of its Affiliates to make any representation or warranty relating to the Company or any of its businesses or operations or otherwise in connection with this Agreement or the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Parent, Sorrento or Merger Sub or any of the Affiliates or the Representatives of any of the foregoing as having been authorized by the Company or any of its Affiliates (or any other Person on behalf of the Company or Affiliates), and (c) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Sorrento or Merger Sub or any of the Affiliates or the Representatives of any of the foregoing, including any materials or information made available in the electronic data room hosted transactions contemplated hereby or in connection with presentations by the Company’s management, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is the subject of any express representation or warranty set forth in Article II; provided, however, none of the representations or warranties set forth in this Section 3.6 shall apply to, or otherwise operate to limit the liability of the Company or any other Person in respect of any claim or cause of action based on or arising out of fraud.

Section 3.7Parent Shares. The Parent Shares to be issued by Parent as part of the Merger Consideration has been duly authorized, and upon consummation of the Merger and the issuance of such shares pursuant to and in accordance with the terms hereof, will be validly issued, fully paid and non-assessable.

Section 3.8Litigation. There are no Legal Proceedings pending against Parent or Merger Sub or their respective properties, nor has Parent or Merger Sub received written notice of any threat thereof, before any Governmental Body. Neither Parent nor Merger Sub are parties to or subject to the provisions of any order, writ, injunction, judgment or decree of any Governmental Body.

Section 3.9Voting Agreement. Parent is presently not under any obligation and has not granted any rights to register under the Securities Act any of its presently outstanding securities or any of its securities that may hereafter be issued. To Parent’s knowledge, except as contemplated in the Voting Agreement, no stockholder of Parent has entered into any agreements with respect to the voting of Parent Shares.

Section 3.10Affiliate Transactions. All transactions pursuant to which Sorrento or any of its Affiliates (other than Parent and its Subsidiaries) has purchased any services, products, technology or Intellectual Property Rights from, or sold or furnished any services, products, technology or Intellectual Property Rights to, Parent and its Subsidiaries have been on an arms-length basis on terms materially less favorable to Parent and its Subsidiaries than would be available from an unaffiliated party, nor are any Contracts which provide for any such transactions following the date hereof currently in effect.

Section 3.11Sorrento Representations. Sorrento represents and warrants to the Company, as of the date of this Agreement and as of the Closing Date, as set forth below:

(a)Sorrento is a corporation duly organized, validly existing and in good standing (or equivalent status in the relevant jurisdiction) under the laws of the jurisdiction of its incorporation, has all requisite and necessary power and authority to perform its obligations hereunder.

(b)Sorrento has all requisite corporate power and authority to enter into this Agreement, perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Sorrento and no other corporate action or proceeding on the part of Sorrento or its board of directors is necessary to authorize the execution, delivery or performance of this Agreement or any of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Sorrento and constitutes legal, valid and binding obligations of Sorrento, enforceable against Sorrento in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally, and (ii) the availability of injunctive relief and other equitable remedies.

(c)Neither the execution, delivery or performance by Sorrento of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will (with or without notice or lapse of time, or both) contravene, conflict with, or result in any violation or breach of, any of the Organizational Documents of Sorrento.

(d)No Governmental Authorization, or registration, declaration, notice or filing with, any Governmental Body is required by or with respect to Sorrento in connection with the execution and delivery of this Agreement or the consummation of the Merger or any of the other transactions contemplated by this Agreement, except in each case for (a) any filings required by applicable securities Laws and (b) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not reasonably be expected to be, individually or in the aggregate, material to Sorrento.

ARTICLE IV

CERTAIN COVENANTS AND AGREEMENTS

Section 4.1Tax Matters.

(a)Tax Returns. Parent shall prepare or cause to be prepared in accordance with past practice (unless otherwise required by applicable Law) and timely file or cause to be timely filed all Tax Returns for the Company for all Tax periods ending on or prior to the Closing Date (“Pre-Closing Tax Periods”) that are due after the Closing Date. After the Closing, Parent shall also prepare or cause to be prepared and timely file or cause to be timely filed any Tax Returns of the Company for Tax periods that begin on or before the Closing Date and end after the Closing Date (“Straddle Tax Periods”). Parent shall provide a draft of such income and other material Tax Returns described in the two preceding sentences to the Equityholders’ Representative for review and comment at least thirty (30) days prior to the due date for filing such Tax Returns. Parent shall consider in good faith any such comments from the Equityholders’ Representative, and with respect to Tax Returns attributable any Pre-Closing Tax Period implement the reasonable comments of the Equityholders’ Representative. To the fullest extent permitted by applicable Law, any Tax deductions arising from cash payments made pursuant to Section 1.12 or payment of the Transaction Expenses shall be treated as arising in Pre-Closing Tax Periods and shall be utilized, along with any other net operating losses, net capital losses, research and development, research and experimentation, investment or other Tax credits or similar Tax assets and attributes of the Company that exist as of the Closing Date, to reduce the liabilities of the Company for Pre-Closing Taxes.

(b)Tax Refunds. Except to the extent reflected in the calculation of the Aggregate Closing Cash, any cash Tax refunds that are actually received by Parent and/or the Surviving Corporation, and any credit claimed in lieu of a cash Tax refund to which Parent or the Surviving Corporation become entitled, that relate to a Pre-Closing Tax Period shall be for the account of the Equityholders, and Parent shall pay over to the Paying Agent (for further distribution to the Equityholders) any such refund or the amount of any such credit within 15 days after receipt or entitlement thereto; provided that payments to the Paying Agent (for further distribution to the Equityholders) under this Section 4.1(b) shall be net of (1) any reasonable out-of-pocket costs incurred in obtaining such refund of Taxes, (2) any Tax required to be withheld on such payment, and (3) any Taxes actually imposed on Parent and/or the Surviving Corporation as a result of such refunds.

(c)No Amendments. After the Closing, Parent shall not, and shall not cause or permit the Company to, (i) amend any Tax Returns filed with respect to any Pre-Closing Tax Period, (ii) initiate requests for voluntary disclosure relief with one or more Governmental Body relating to any Pre-Closing Tax Period or (iii) make any Tax election that has retroactive effect to any Pre- Closing Tax Period, in each case without the prior written consent of the Equityholders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

(d)Cooperation on Tax Matters. The parties shall reasonably cooperate as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 4.1 and any audit, litigation or other proceeding with respect to Taxes for any Pre-Closing Tax Periods or Straddle Tax Periods. Such cooperation shall include the retention and (upon the other party’s request, cost and expense) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees or agents available on a mutually convenient basis to provide additional information and explanation of any material provided under this Section 4.1(d).

(e)Tax Contests. After the Closing, Parent and the Company shall promptly inform the Equityholders Representative in writing of the commencement of any claim, audit, investigation, examination, or other proceeding relating in whole or in part to Taxes for a Pre-Closing Tax Period for which any Indemnified Party may be entitled to indemnification from the Equityholders under this Agreement (“Tax Contest”). After the Closing Date, Parent shall have the exclusive right to represent the interests of Company in any and all Tax Contests; provided, however, that the Equityholders Representative shall have the right to participate in any such Tax Contest and to employ counsel (at the expense of the Equityholders) of its choice (which counsel shall be reasonably acceptable to Parent) for purposes of such participation. In the event that Parent proposes to compromise or settle any Tax Contest, or consent or agree to any Tax liability in connection with a Tax Contest, relating to the Company that would result in an indemnification obligation by the Equityholders, the Equityholders Representative shall have the right to review such proposed compromise, settlement, consent or agreement. Parent shall not agree or consent to compromise or settle any Tax Contest on a basis that would result in a Tax liability of the Company for a Pre-Closing Tax Period or liability of the Equityholders for indemnification under this Agreement unless the Equityholders Representative consents to such settlement, compromise or concession, which consent shall not be unreasonably withheld, conditioned or delayed.

(f)Transfer Taxes. Any Taxes or recording fees payable as a result of the purchase and sale of the Company Common Shares or any other action contemplated by this Agreement (other than any federal, state, local or foreign Taxes measured by or based upon income or gains imposed upon Parent) shall be borne equally by (i) the Stockholders on the one hand, and (ii) Parent, on the other. The parties shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications and other documents regarding Taxes and all transfer, recording, registration and other fees that become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed at or prior to the Closing.

(g)Termination of Tax Allocation, Indemnity or Sharing Agreements. Before or in connection with the Closing, any Tax allocation, indemnity or sharing agreement between the Company and any other Person shall be terminated as to the Company on or prior to the Closing Date, and after the Closing Date neither the Company nor Parent shall have any liability thereunder.

(h)Taxes for a Straddle Tax Period. In the case of any Taxes that are imposed for a Straddle Tax Period, the portion of such Tax that relates to the portion of such taxable period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the number of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period and (ii) in the case of any Tax based upon or related to income or receipts be deemed equal to the amount that would be payable if the relevant Tax period ended at the end of the Closing Date.

(i)Closing of the Company Tax Year. The parties acknowledge that the taxable year of the Company will end for U.S. federal income tax purposes at the end of the day on the Closing Date pursuant to Treasury Regulations Section 1.1502-76(b) by reason of Parent including the Company on Parent’s U.S. federal consolidated income Tax Return beginning on the day after the Closing Date.

(j)Closing of the Company Tax Year. The parties acknowledge that the taxable year of the Company will end for U.S. federal income tax purposes at the end of the day on the Closing Date pursuant to Treasury Regulations Section 1.1502-76(b) by reason of Parent including the Company on Parent’s U.S. federal consolidated income Tax Return beginning on the day after the Closing Date.

(k)Tax Treatment. The parties intend that the Merger will be in connection with, and pursuant to the same plan as, the contribution of shares of capital stock of Scilex to Parent such that one hundred percent (100%) of such shares of Scilex have been contributed to Parent (the “Contribution”) by the stockholders of Scilex. Parent, Merger Sub, Sorrento and the Company intend that the Contribution, together with the Merger contemplated herein, will qualify as a transaction governed by Section 351 of the Code.

Section 4.2Legends. Each book-entry security entitlement representing any Parent Shares (or any other securities issued in respect of such shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event) issued to or held by any Equityholder in accordance with the terms hereof or the Escrow Agreement shall bear the following legends (in addition to any other legends required by law, Parent’s certificate of incorporation, Parent’s bylaws or any other agreement to which such Equityholder is a party):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

This legend shall be removed by Parent from any book-entry security entitlement evidencing Parent Shares upon delivery by the holder thereof to Parent of a written request to that effect if at the time of such written request (a) a registration statement under the Securities Act is at that time in effect with respect to the legended security or (b) the legended security can be transferred in a transaction in compliance with Rule 144 under the Securities Act, and, in the case of (b), upon the request of Parent, the holder of such Parent Shares (x) executes and delivers a representation letter that includes customary representations regarding the holding requirements and whether such holder is an “affiliate” for purposes of Rule 144 under the Securities Act, and/or (y) secures the delivery to Parent of an opinion by counsel, in form and substance reasonably satisfactory to Parent, that such security can be freely transferred in a public sale without registration pursuant to an available exemption from the registration requirements of the Securities Act and that such transfer will not jeopardize the exemption or exemptions from registration pursuant to which Parent issued the Parent Shares.

Section 4.3Stockholder Approvals; Notice to Stockholders.

(a)Within two (2) hours after the execution of this Agreement, the Company shall deliver to Parent duly executed Stockholder Written Consents from Stockholders pursuant to such solicitation that are sufficient to fully and irrevocably deliver the Required Company Stockholder Vote. The Company shall ensure that the Stockholder Written Consents are obtained in compliance with, and are valid and effective under, Section 228 of the DGCL and the Organizational Documents of the Company.

(b)Contemporaneously with the Closing, the Company shall deliver to each Stockholder that did not execute and deliver a Stockholder Written Consent the notice required by Section 228(e) of the DGCL, which notice shall include the notice to stockholders required by Section 262 of the DGCL (and under any other applicable Law regarding appraisal rights of stockholders) of the approval of the Merger and that appraisal rights are available.

Section 4.4Director and Officer Indemnification.

(a)From and after the Effective Time, and until the sixth (6th) anniversary of the Effective Time, Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company to Persons who on or prior to the Effective Time are or were directors and/or officers of the Company (the “Company Indemnified Parties”) pursuant to any indemnification, exculpation and advancement provisions under the Organizational Documents of the Company as in effect on the date hereof and pursuant to any indemnification agreements between the Company and such Company Indemnified Parties existing as of the date hereof, in each case, to the extent true and complete copies of which have been made available to Parent prior to the date hereof, with respect to claims arising out of matters occurring at or prior to the Effective Time; provided, however, the foregoing obligations shall be subject to any limitation imposed by applicable Law. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) cause the Organizational Documents of the Surviving Corporation to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the Organizational Documents of the Company as of the date hereof, and during such six (6)-year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b)The Company has purchased a six (6)-year “tail” fully prepaid directors’ and officers’ liability insurance policy which covers only those persons who are currently covered by the Company’s existing directors’ and officers’ liability insurance policy in effect as of the date hereof and only for matters occurring at or prior to the Effective Time (a “D&O Tail Policy”). The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such D&O Tail Policy in full force and effect and continue to honor their respective obligations thereunder. To the extent doing so would not conflict with the D&O Tail Policy, the Company Indemnified Parties shall seek recovery from the D&O Tail Policy (if and to the extent such recovery is available at such time) prior to seeking recourse from Parent or the Surviving Corporation.

(c)If Parent or the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 4.4.

(d)Each of the Company Indemnified Parties (and their heirs and representatives) are intended to be third party beneficiaries of this Section 4.4, with full rights of enforcement as if a party thereto. The rights of the Company Indemnified Parties (and their heirs and representatives) under this Section 4.4 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company disclosed in the Disclosure Schedule, or applicable Law (whether at law or in equity).

(e)Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to insurance claims under any policy that is or has been in existence with respect to the Company for any of their respective directors, officers or other employees, it being understood and agreed that the obligations provided for in this Section 4.4 is not prior to or in substitution for any such claims.

Section 4.5Spreadsheets. The parties hereto agree that the “Closing Spreadsheet” shall be a spreadsheet in a form reasonably acceptable to Parent, which shall include the following information as of the Closing:

(a)the calculation of (A) the Initial Merger Consideration (including the components thereof), (B) the Aggregate Available Parent Shares, (C) the Initial Cash Amount, (D) the Initial Stock Amount, (E) the Preference Cash Amount, (F) the Preference Stock Amount, (G) the Participation Cash Amount, (H) the Participation Stock Amount, (I) the Fully Diluted Capital Number, (J) the Fully Diluted Common Number, (K) the Per Share Cash Preference, (L) the Per Share Stock Preference, (M) the Per Share Cash Participation, (N) the Per Share Stock Participation, (O) the Initial Escrow Shares, (P) the number of Initial Escrow Shares be deposited in the General Escrow Fund in accordance with Section 1.10(a), and (Q) the amount of cash to be deposited in the Expense Fund;

(b)(A) with respect to each Equityholder (x) the name, address, email address (if available) and tax identification number (if available) of such Equityholder, and (y) indication whether such Equityholder is, to the Company’s Knowledge, an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, (B) with respect to each Stockholder, the number, class and series of shares of Company Shares held by such Stockholder (listed on a certificate-by- certificate basis), the respective certificate numbers and the date of acquisition of such shares and (C) with respect to each Company Optionholder, the number of Company Options (including whether vested or unvested) held by such Company Optionholder and the exercise price of each such Company Option;

(c)with respect to each Equityholder, the aggregate portion of the Initial Cash Amount such Equityholder is entitled to receive pursuant to each of, as applicable, (A) Section 1.5(c)(i), (B) Section 1.5(c)(iii), (C) Section 1.5(d)(i) and (D) Section 1.12(a)(ii); and

(d)with respect to each Equityholder, the aggregate portion of the Initial Stock Amount expressed in Parent Shares such Equityholder is entitled to receive pursuant to each of, as applicable, (A) Section 1.5(c)(ii), (B) Section 1.5(c)(iv), (C) Section 1.5(d)(ii) and (D) Section 1.12(a)(i).

ARTICLE V

COMPANY CLOSING DELIVERABLES

Section 5.1Ancillary Agreements and Deliveries. At the Closing, the Company shall deliver, or cause to be delivered, to Parent the following agreements and documents:

(a)a certificate, dated as of the Closing Date, signed by the Secretary of the Company, (i) attaching copies of the Organizational Documents of the Company, and any amendments thereto, of the Company, (ii) certifying that attached thereto are true, correct and complete copies of actions by written consent or resolutions duly adopted by the board of directors of the Company which adopt this Agreement and authorize and approve the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement and (iii) certifying that attached thereto are true, correct and complete copies of actions by written consent or resolutions duly adopted by the Stockholders constituting the Required Company Stockholder Vote which adopt this Agreement and authorize and approve the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement;

(b)a long-form certificate of good standing from the Secretary of State of the State of Delaware which is dated within two (2) Business Days prior to Closing with respect to the Company;

(c)a certificate in such form as may be reasonably requested by counsel to Parent that complies with Treasury Regulation Section 1.1445-2(c)(3), accompanied by any appropriate notice to be delivered to the Internal Revenue Service pursuant to Treasury Regulations Section 1.897-2(h);

(d)evidence, in form and substance reasonably satisfactory to Parent, that each consent, approval or waiver set forth on Schedule 5.1(d) has been obtained or made and is in full force and effect;

(e)a true, correct and complete copy of resolutions adopted by the board of directors of the Company authorizing the termination of each of the Company Options in order to give effect to the transactions contemplated by this Agreement;

(f)the Charter Amendment, duly executed by the Company;

(g)the Certificate of Merger, duly executed by the Company;

(h)an Investor Questionnaire executed by each Equityholder that is indicated as an “accredited investor” in the Closing Spreadsheet;

(i)a Disqualification Questionnaire executed by each Equityholder that is, or is contemplated by the transactions hereby to become, a director, officer, promoter of Parent or beneficial owner of 20% or more of the Parent Shares;

(j)a Joinder Agreement duly executed by each Stockholder holding greater than one-fourth of one percent (0.25%) of the Fully Diluted Capital Number and Equityholders holding in the aggregate not less than ninety-five percent (95%) of the Fully Diluted Capital Number (collectively, the “Joinder Agreements”);

(k)the Escrow Agreement, signed by the Equityholders’ Representative;

(l)the Closing Spreadsheet;

(m)evidence reasonably satisfactory to Parent that all amounts owed to the Company by any Stockholder, any holder of a Company Option, any holder of Company Rights or any Related Party at and as of the Closing Date, any debts of the Company owed to any Stockholder, any holder of a Company Option, any holder of Company Rights (in each case other than as provided for in Article I) or any Related Party, have been paid and canceled;

(n)a statement, reasonably detailed, including wire instructions, and separated by lender, setting forth the Closing Indebtedness (the “Closing Indebtedness Statement”);

(o)a statement, reasonably detailed, including wire instructions, and separated by lender, setting forth the Closing Transaction Expenses (the “Closing Transaction Expenses Statement”);

(p)evidence reasonably satisfactory to Parent that all Liens (other than Permitted Liens) set forth on Schedule 5.1(p) have been released or will be released upon Closing;

(q)a true, correct and complete copy of resolutions adopted by the board of directors of the Company authorizing the termination of each of the Employee Plans set forth on Schedule 5.1(o), which termination shall be effective as of one day prior to the Closing;

(r)evidence satisfactory to Parent that all agreements and arrangements set forth on Schedule 5.1(r) have been terminated effective as of the Closing Date without any further obligation of, or liability to, the Company, Parent or their affiliates;

(s)an Exchange and Registration Rights Agreement in the form attached hereto as Exhibit H (the “Exchange Agreement”) duly executed by each Equityholder that is receiving Parent Shares pursuant to Section 1.5 and Section 1.12; and

(t)an executed payoff letter in form and substance reasonably satisfactory to Parent from each Person receiving payment in respect of Closing Indebtedness pursuant to Section 1.8(i).

ARTICLE VI

PARENT CLOSING DELIVERABLES

Section 6.1Ancillary Agreements and Deliveries. Parent shall have delivered, or caused to be delivered, to the Company or the Equityholders’ Representative:

(a)the Escrow Agreement, duly executed by Parent and the Escrow Agent;

(b)the voting agreement, in the form attached hereto as Exhibit H (the “Voting Agreement”), duly executed by parties thereto, and evidence reasonably satisfactory to the Company that Parent has taken all actions necessary to appoint the designees set forth in Section 2.2 thereof as members of the directors of Parent as of immediately following the Closing;

(c)evidence to the Company that the transactions contemplated by the Contribution and Loan Agreement have been, or concurrently with the Closing will be, effected; and

(d)The Exchange Agreement duly executed by Parent and Sorrento.

ARTICLE VII

TERMINATION

Section 7.1Termination Events.

(a)This Agreement may be terminated prior to the Closing:

(i)by mutual written consent of Parent and the Company; or

(ii)by written notice from Parent to the Company, if no later than twenty-four (24) hours following the execution and delivery of this Agreement by all of the parties hereto the Company shall not have delivered to Parent evidence that this Agreement has been adopted by Stockholders constituting the Required Company Stockholder Vote; provided, that this termination right shall terminate if this Agreement has not been terminated prior to the time that the Required Company Stockholder Vote is obtained.

(b)In the event of termination of this Agreement pursuant to this Article VIII, this Agreement shall forthwith become void and there shall be no liability on the part of any party to this Agreement or its partners, officers, directors, stockholders, members or other equity holders, except for obligations under Section 10.1 (Fees and Expenses), Section 10.2 (Waiver; Amendment), Section 10.3 (Entire Agreement), Section 10.4 (Execution of Agreement; Counterparts; Electronic Signatures), Section 10.5 (Governing Law; Arbitration; Venue), Section 10.6 (WAIVER OF JURY TRIAL), Section 10.7 (Assignment and Successors), Section 10.9 (Notices), Section 10.10 (Construction; Usage), Section 10.11 (Enforcement of Agreement), Section 10.12 (Severability) and this Section 7.1, and the definitions used in each of the foregoing sections, including those set forth in EXHIBIT A hereto, all of which shall survive such termination; provided, however, that nothing contained in this Section 7.1(b) shall relieve any party from liability for fraud or any willful and knowing breach of this Agreement. Upon termination of this Agreement, each of the parties to this Agreement shall, in all events, be bound by and be subject to the Confidentiality Agreements.

ARTICLE VIII

INDEMNIFICATION

Section 8.1Indemnification Obligations of the Equityholders.

(a)The Equityholders (collectively, the “Indemnifying Parties”), severally and not jointly in accordance with their Indemnification Pro Rata Shares, shall indemnify Parent and its Affiliates (including the Company after the Closing) and each of their stockholders, partners, Representatives, successors and assigns (collectively, the “Indemnified Parties”) and save and hold each of them harmless against and pay on behalf of or reimburse such Indemnified Parties as and when incurred for any loss, liability, cost, damage, deficiency, Tax, penalty, fine or expense, whether or not arising out of a third-party demand, claim, action or cause of action (including (A) interest, penalties, reasonable attorneys’ fees and expenses and (B) all settlement amounts and reasonable amounts paid in investigation or defense of any of the foregoing, in each case, that have been incurred in accordance with Section 8.3 (and for the avoidance of doubt, subject to the limitations on settlements set forth in Section 8.3)) (collectively, subject to the limitations in Section 8.2(h), “Losses”), which any such Indemnified Party may suffer, sustain or become subject to, as a result of, in connection with, arising out of, relating or incidental to or by virtue of:

(i)any inaccuracy in or breach of any representation or warranty of the Company set forth in this Agreement (it being agreed that materiality and “Material Adverse Effect” qualifications in any representation or warranty shall be taken into account in determining whether an inaccuracy in such representation or warranty exists, but once it is determined that any such inaccuracy or breach exists, shall not be taken into account in determining the amount of any Losses with respect to such inaccuracy or breach);

(ii)[Intentionally omitted];

(iii)any and all claims (A) by any Stockholder or Company Optionholder relating to or arising out of the transactions contemplated hereby, including the allocation of the Merger Consideration relating to or (B) by any Person asserting, alleging or seeking to assert any right arising at or prior to the Closing with respect to Company Shares, Company Options or Company Indebtedness (together, “Company Securities”), including any claim asserted, based upon or related to the following with respect to matters occurring at or prior to the Closing: (1) the ownership or rights to ownership of any Company Securities, (2) any rights of a securityholder or creditor of the Company, including any rights to securities, preemptive rights, rights to notice or to vote securities, (3) any rights under the Organizational Documents of the Company and (4) any claim that any Person’s equity securities were wrongfully repurchased by the Company, in each case (without limiting the indemnity under Section 8.1(a)(iv)), other than the right of any Equityholder to receive the consideration set forth in this Agreement;

(iv)any inaccuracy in the Closing Spreadsheet or allocation of a Milestone Payment by (or on behalf of) the Equityholders’ Representative, including any inconsistency of such spreadsheet or payment with respect to the certificate of incorporation of the Company;

(v)any fraud on the part of the Company, any Equityholder or any Representative of the foregoing, in each case, in connection with the transactions contemplated in this Agreement;

(vi)any Pre-Closing Taxes; and

(vii)the exercise by any stockholder of the Company of such stockholder’s appraisal rights under the DGCL or the CCC (or under any other any applicable Law) for any amount in excess of what is payable by Parent in accordance with Section 1.5.

Section 8.2Limitations on Indemnification.

(a)Notwithstanding any provisions of this Agreement to the contrary, other than with respect to the Fundamental Representations and the Specified IP Representations, the Indemnifying Parties shall not have any liability or obligation under Section 8.1(a)(i) unless the aggregate liability for Losses suffered by the Indemnified Parties thereunder exceeds $300,000, in which case the Indemnified Parties shall be entitled to recover all Losses (subject to the other limitations herein).

(b)Notwithstanding any provisions in this Agreement to the contrary, other than as provided for in clause (ii) of the proviso in Section 8.2(d), (i) the Indemnifying Parties’ aggregate liability and obligations under Section 8.1(a)(i), other than with respect to any inaccuracy or breach of a Fundamental Representation or the Specified IP Representations (such matters described in this clause (i) are referred to collectively as the “General Indemnification Matters”), shall be limited to recovery by the Indemnified Parties against the amount then available in the General Escrow Fund plus, to the extent claims for Fundamental Indemnification Matters that have been satisfied in accordance with this Agreement by reducing the General Escrow Fund on or prior to the Final Escrow Release Date (such reduction in the aggregate, the “Fundamental Matter Escrow Amount”), an additional amount equal to the Fundamental Matter Escrow Amount (it being understood, for the avoidance of doubt, that (x) all indemnification claims for General Indemnification Matters that are satisfied outside the General Escrow Fund (whether directly by the Equityholders or pursuant to the setoff rights in Section 8.6) shall be counted towards and reduce the Fundamental Matter Escrow Amount, and (y) claims for General Indemnification Matters shall still be subject, when viewed in the aggregate, to a cap equal to the aggregate amount of General Escrow Property placed in the General Escrow Fund prior to the expiration of the Final Escrow Period and prior to any reduction thereof, valuing the Parent Shares at the Parent Stock Price) and (ii) each Indemnifying Party’s aggregate liability and obligations under this Article VIII shall not exceed the portion of the Merger Consideration actually received by such Indemnifying Party (in addition to the forfeiture of the portion of the Merger Consideration paid to the Indemnified Parties from the General Escrow Fund, the Designated Escrow Fund or through the exercise of the setoff rights set forth in Section 8.6) (with the Parent Shares being valued at the Parent Stock Price). All indemnification obligations under Section 8.1(a) that are not General Indemnification Matters or Specified IP Matters are referred to herein as “Fundamental Indemnification Matters”. The Specified IP Matters and the Fundamental Indemnification Matters are collectively referred to herein as the “Designated Indemnification Matters.”

(c)Notwithstanding any provisions in this Agreement to the contrary, other than as provided for in clause (ii) of the proviso in Section 8.2(d), the Indemnifying Parties’ aggregate liability and obligations under Section 8.1(a)(i) with respect to the Specified IP Matters, shall be limited to the setoff rights of the Indemnified Parties set forth in Section 8.6 and recovery from amounts held in the Designated Escrow Fund.

(d)Notwithstanding any provisions of this Agreement to the contrary, the indemnification for Losses pursuant to this Article VIII (subject to the limitations set forth herein) shall be the sole and exclusive remedy of the Indemnified Parties from and after the Effective Time for any claims or Losses arising under this Agreement or in connection with the transactions contemplated by this Agreement, including claims of any inaccuracy in or breach of any representation, warranty or covenant in this Agreement; provided, however, that (i) this Section 8.2(d) shall not be deemed a waiver by any party of any right to specific performance or injunctive relief and (ii) nothing in this Agreement shall limit any Indemnifying Party’s liability for fraud committed by such Indemnifying Party in connection with this Agreement or the transactions contemplated by this Agreement.

(e)Notwithstanding any provisions of this Agreement to the contrary, from and after the Effective Time, the Indemnified Parties shall not be entitled to double recovery pursuant to this Article VIII for any adjustments to the Merger Consideration provided for hereunder or for any prior indemnifiable matter pursuant to this Article VIII to the extent they have been previously satisfied.

(f)Notwithstanding anything to the contrary contained herein, the Company is not making and shall not be construed to have made, and the Equityholders shall not have any liability or obligation (i) with respect to, any representation or warranty as to the amount of, or any Indemnified Party’s ability to use after the Closing Date, any net operating losses, Tax credits, Tax basis or other Tax attribute, (ii) for any Taxes resulting from any election made under Section 338 of the Code (or any similar or analogous provision of Tax law) with respect to the Merger, or (iii) for any Taxes resulting from any action outside the ordinary course of business and not specifically contemplated by this Agreement taken by the Company or Parent after the Closing on the Closing Date.

(g)All Losses for which any Indemnified Party would otherwise be entitled to indemnification under this Article VIII shall be reduced by the net amount of insurance proceeds or other third party recoveries to which any Indemnified Party actually recovers in respect of any Losses incurred by such Indemnified Party (net of any costs of recovery and any increased premiums resulting therefrom). In the event that any such insurance proceeds or other third party recoveries are actually recovered by an Indemnified Party subsequent to receipt by such Indemnified Party of any indemnification payment hereunder in respect of the claims to which such insurance proceeds or other third-party recoveries relate, then such amounts recovered (net of any costs of recovery and any increased premiums resulting therefrom and up to the amount first recovered by the Indemnified Parties) shall be paid promptly by the relevant Indemnified Parties to the Indemnifying Parties (or, if such indemnification payments were paid from the General Escrow Fund or the Designated Escrow Fund and such refund becomes payable pursuant to this Section 8.2(g) prior to the release of such fund, to the General Escrow Fund or the Designated Escrow Fund).

(h)Under no circumstances shall any Indemnified Party be entitled to indemnification or set-off pursuant to this Article VIII, and “Losses” shall not include, any special, punitive, exemplary, consequential, or similar damages, unless such special, punitive, exemplary, consequential or similar damages are owed to a non-Affiliated third party.

(i)To the extent required by applicable Law, Parent shall (and shall cause each Indemnified Party to) use its commercially reasonable efforts to mitigate all Losses after becoming aware of any event which may give rise to any Losses in respect of which the Indemnified Party may be entitled to indemnification pursuant to this Article VIII.

Section 8.3Indemnification Procedure.

(a)Promptly following receipt by an Indemnified Party of notice by a third party that is not an Indemnified Party (including any Governmental Body) of any complaint, dispute or claim or the commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to indemnification pursuant to this Article VIII (a “Third- Party Claim”), such Indemnified Party shall provide written notice thereof to the Equityholders’ Representative (a “Notice of Third- Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such complaint, dispute, claim, audit, investigation action or proceeding; provided, however, that the failure to so provide a Notice of Third-Party Claim to the Equityholders’ Representative shall relieve the Indemnifying Party from liability under this Article VIII with respect to such Third- Party Claim only if, and only to the extent that, such failure to so provide a Notice of Third-Party Claim to the Equityholders’ Representative materially prejudices the rights and defenses otherwise available to the Indemnifying Party with respect to such Third- Party Claim. The Indemnified Party shall provide reasonable cooperation with the Equityholders’ Representative in connection with such the Third-Party Claim, including, in cases in which Parent or the Surviving Corporation is the Indemnified Party, by providing the Equityholders’ Representative with reasonable access to books, records, employees and officers (including as witnesses) of Parent or the Surviving Corporation.

(b)The Indemnifying Party shall have the right, upon written notice from the Equityholders’ Representative delivered to the Indemnified Party within thirty (30) days of receipt of the applicable Notice of Third-Party Claim acknowledging and agreeing to the Indemnifying Party’s obligation to indemnify the Indemnified Parties under this Article VIII in respect of such Third- Party Claim, to assume the defense of such Third-Party Claim, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel; provided, however, that the Indemnifying Party shall not have the right to assume the defense of any Third-Party Claim that (i) affects any Intellectual Property Rights that the Company owns or has a right to use in the conduct of its business as currently conducted and as proposed to be conducted by the Company as of the Closing and by Parent after the Closing, (ii) is asserted directly by or on behalf of any Person that is a supplier or a customer of the Company, the Indemnified Party or their Affiliates, (iii) seeks an injunction or other equitable relief against the Indemnified Party or its Affiliates, (iv) involves a finding of any violation of Law or other wrongdoing by the Indemnified Party, the Company or their Affiliates, (v) relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, or (vi) does not seek only monetary damages and, in the case of this clause (vi), the Indemnified Party reasonably believes an adverse determination with respect to the Third-Party Claim would be detrimental to or materially injure the reputation or future business prospects of the Indemnified Party. In the event, however, that the Indemnifying Party declines or fails to assume the defense of such Third-Party Claim on the terms of this Section 8.3(b) or to employ counsel reasonably satisfactory to the Indemnified Party, in either case within such thirty (30) day period, or thereafter defaults in continuing to defend the Indemnified Party, then the Indemnified Party shall thereafter have the right to assume the defense of such Third-Party Claim.

(c)In any Third-Party Claim for which indemnification is being sought under this Article VIII, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such Third-Party Claim, shall have the right to participate in such matter and to retain its own counsel at such party’s own expense. Notwithstanding anything to the contrary herein, if the Indemnifying Party is assuming the defense of such Third-Party Claim and there are one or more legal or equitable defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party or if the Indemnified Party is advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnified Party and the Indemnifying Party with respect to the subject matter of such Third-Party Claim, then the Indemnified Party may employ separate counsel. The Indemnifying Party or the Indemnified Party (as the case may be) shall at all times use reasonable efforts to keep the Equityholders’ Representative or Indemnified Party (as the case may be) reasonably apprised of the status of the defense of any matter, the defense of which it is maintaining, and to cooperate in good faith with the other party with respect to the defense of any such matter.

(d)Subject to the limitations set forth in Schedule 8.3(d), any settlement or compromise of any Third-Party Claim or consent to the entry of any judgment with respect to which indemnification is being sought under this Article VIII by the Indemnified Party without the prior written consent of the Equityholders’ Representative (or, in the event indemnification is being sought hereunder directly from an Equityholder, such Equityholder), which consent shall not be unreasonably withheld, conditioned or delayed, shall not be determinative of whether the Indemnified Party has the right to be indemnified pursuant to this Article VIII, or the amount of Losses recoverable in respect of such matter. An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any Third-Party Claim or consent to the entry of any judgment with respect to which indemnification is being sought under this Article VIII unless such settlement, compromise or consent (i) includes an unconditional release of the Indemnified Party and its officers, directors, employees and Affiliates from all liability arising out of, or related to, such Third-Party Claim, (ii) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party, and (iii) does not contain any equitable order, judgment or term that in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates.

(e)In the event an Indemnified Party claims a right to payment pursuant to this Article VIII with respect to any Loss not involving a Third-Party Claim (a “Direct Claim”), such Indemnified Party shall send written notice of such claim to the Equityholders’ Representative (and in the event that recourse is being sought hereunder directly from an Indemnifying Party, such Indemnifying Party) (a “Notice of Direct Claim”). Such Notice of Direct Claim shall specify the basis for such Direct Claim. In the event the Equityholders’ Representative does not notify the Indemnified Party within thirty (30) days following its receipt of such Notice of Direct Claim that the Equityholders’ Representative disputes the Indemnifying Parties’ liability to the Indemnified Party under this Article VIII and, if stated in such Notice of Direct Claim, the amount thereof, the Equityholders’ Representative shall be deemed to have consented to the Direct Claim solely to the extent that such claim is made against the amounts held in the General Escrow Fund, the Designated Escrow Fund or satisfied through the exercise of the setoff rights set forth in Section 8.6. In the event the Equityholders’ Representative (or in the event that recourse is being sought hereunder directly from an Indemnifying Party, such Indemnifying Party) has disputed its liability with respect to such Direct Claim as provided in this Section 8.3(e), as promptly as reasonably practicable, such Indemnified Party and the Equityholders’ Representative or Indemnifying Party, as applicable shall establish the merits and amount of such Direct Claim (by mutual agreement, litigation or otherwise) and, within five (5) Business Days following the final determination of the merits and amount of such Direct Claim, the Indemnifying Party shall, subject to the limitations set forth in this Article VIII, pay to the Indemnified Party in immediately available funds an amount equal to such Direct Claim as determined pursuant to this Section 8.3(e); provided that any such foregoing payments (i) if settled (or deemed consented to) by the Equityholders’ Representative, shall be made exclusively from, and shall not exceed the amount then available in, the General Escrow Fund, the Designated Escrow Fund or otherwise satisfied through the exercise of the setoff rights set forth in Section 8.6 and (ii) if settled by an Indemnifying Parties, any such foregoing payments shall be paid exclusively by such consenting Indemnifying Parties. If any such dispute cannot be resolved within thirty (30) days of the date the Indemnifying Party disputes or is deemed to have disputed such Direct Claim, then any Indemnifying Party or Indemnified Party may commence an arbitration proceeding for the purposes of resolving such dispute pursuant to Section 10.5. If a dispute exists as to the amount of any Direct Claim, the prevailing party shall be entitled to reasonable legal and other fees paid in asserting or defending such Direct Claim, as the case may be. This Section 8.3 shall not apply to any claim with respect to Taxes.

Section 8.4Satisfaction of Losses. In the event any Indemnified Party shall suffer any Losses for which such Indemnified Party is finally determined pursuant to the terms of this Agreement to be entitled to indemnification under this Article VIII (subject to the limitations set forth herein), such Indemnified Party shall be entitled to recover such Losses (a) first, by the reduction of the number of Parent Shares (with each such Initial Escrow Share being valued at the Parent Stock Price) and amount of cash being held as General Escrow Property pursuant to Section 1.10 and the Escrow Agreement until no General Escrow Property remains, (b) second, with respect to (i) Designated Indemnification Matters, and (ii) the General Indemnification Matters (to the extent permitted pursuant to clause (i) of Section 8.2(b) (if and to the extent applicable)), by the reduction of Retained Milestone Amounts in accordance with Section 8.6 and (c) third, with respect to the Designated Indemnification Matters, recovery against the amounts then held in the Designated Escrow Fund and (d) fourth, with respect to (i) Fundamental Indemnification Matters and (ii) General Indemnification Matters, to the extent permitted pursuant to clause (i) of Section 8.2(b) (if and to the extent applicable), directly from each Indemnifying Party in accordance with such Indemnifying Party’s Indemnification Pro Rata Share.

Section 8.5Survival and Claims Periods. The representations, warranties and covenants made by the Company in this Agreement shall not be extinguished by the Closing, but shall survive the Closing for, and all claims for indemnification in connection therewith may not be asserted later than, twelve (12) months following the Closing Date; provided, however, that (a) each of the representations and warranties contained in Section 2.1(a) (Organization and Good Standing), Section 2.2 (Capitalization), Section 2.3(a) (Subsidiaries), Section 2.4(a) (Authority) and Section 2.19 (Brokerage and Finders), shall survive the Closing without limitation as to time, and the period during which a claim for indemnification may be asserted in connection therewith shall be indefinite; (b) each of the representations contained in Section 2.8 (Taxes) shall survive the closing for, and all claims for indemnification in connection therewith shall be asserted not later than the 90th day following the end of the period, if any, during which an assessment, reassessment or other form of document assessing liability for Taxes in respect of any taxation year to which these representations and warranties extend could be issued to the Company (together with the representations and warranties in the preceding clause (a), the “Fundamental Representations”) and (c) each of the Specified IP Representations shall survive the Closing for, and all claims for indemnification in connection therewith shall be asserted not later than, five (5) years following the Closing Date (such date, the “Designated Survival Date”). Notwithstanding the foregoing, if, prior to the close of business on the last day a claim for indemnification may be asserted under this Article VIII the Equityholders’ Representative and the Indemnifying Parties (with respect to direct claims against the Indemnifying Parties, if applicable) shall have been properly notified of a claim for indemnity pursuant to Section 8.3 that is an Unresolved Claim, such claim shall continue to survive and shall remain a basis for indemnity under this Article VIII until such claim is finally resolved or disposed of in accordance with the terms of this Agreement. All representations and warranties made by Parent and Merger Sub shall terminate and expire as of the Closing, and any liability of Parent and Merger Sub with respect to cease.

Section 8.6Set-Off.

(a)If at the time a Milestone Payment becomes due and payable (but has not been paid) (i) an Indemnified Party has duly delivered pursuant to Section 8.3 a Notice of Direct Claim or Notice of Third-Party Claim with respect to any Fundamental Indemnification Matter or a Specified IP Matter, in each case, that constitutes an Unresolved Claim and (ii) the amount of Losses that the Indemnified Parties reasonably anticipates to be entitled to in satisfaction of the claims set forth therein (subject to the limitations in this Article VIII) with respect to such Fundamental Indemnification Matter or Specified IP Matters (the “Anticipated Fundamental Losses”) exceeds the amount then available to satisfy indemnification claims in the General Escrow Fund and the Designated Escrow Fund (after taking into account all other Unresolved Claims for indemnification from the General Escrow Fund and/or the Designated Escrow Fund made by Indemnified Parties delivered pursuant to Section 8.3), then (A) the amount of the Milestone Payment to be paid at such time shall be reduced by the amount such Anticipated Fundamental Losses are greater than the amount then available to satisfy indemnification claims in the General Escrow Fund and the Designated Escrow Fund (the aggregate amount of all Anticipated Fundamental Losses withheld from a Milestone Payment, the “Retained Milestone Amount”)) pending the resolution of such Unresolved Claim in accordance with this Agreement, (B) Parent shall, subject to the deposit of the applicable Milestone General Escrow Property or Designated Escrow Property with the Escrow Agent pursuant to Section 1.10, distribute the remaining portion of such Milestone Payment in accordance with Section 1.13 and (C) Parent shall promptly (and in any event within two (2) Business Days) provide the Equityholders’ Representative with written notice of the reduction of any Milestone Payments pursuant to this Section 8.6(a).

(b)Subject to Section 8.4, following the final resolution pursuant to this Agreement of such claim for indemnification with respect to the applicable Fundamental Indemnification Matter or Specified IP Matters for which a Retained Milestone Amount was retained, (A) if Parent has been finally determined pursuant to such resolution to have suffered aggregate indemnifiable Losses under this Article VIII with respect to such claim (subject to the limitations set forth herein) in an amount less than such Retained Milestone Amount after taking into account the amount of such Losses to be satisfied from the General Escrow Fund or the Designated Escrow Fund in accordance with Section 8.4, then Parent shall, within ten (10) days after such final resolution, pay (or shall cause to be paid) the portion of the Retained Milestone Amount not used to satisfy such indemnifiable Losses to the Paying Agent, for further distribution to the Equityholders in accordance with Section 1.13 in the respective amounts they would have been entitled to receive had such amount not been so retained.

Section 8.7Characterization of Indemnification Payments. Parent and the Equityholders agree to treat any payment made under this Article VIII as an adjustment to the Merger Consideration to the fullest extent permitted by applicable Law.

ARTICLE IX

EQUITYHOLDERS’ REPRESENTATIVE

Section 9.1Equityholders’ Representative.

(a)The Equityholders, by the approval and adoption of this Agreement and without any further action of any of the Equityholders or the Company, hereby appoint the Equityholders’ Representative as agent and attorney in fact for the Company and each Equityholder, and authorize the Equityholders’ Representative (i) to take all action necessary to consummate the Merger and the other transactions contemplated by this Agreement and the Escrow Agreement, or the defense and/or settlement of any claims for which the Equityholders may be required to indemnify Parent or any other Indemnified Party pursuant to Article VIII, (ii) to give and receive all notices required to be given to the Equityholders’ Representative under this Agreement, the Escrow Agreement or the Stockholder Related Agreements, (iii) to review, negotiate and authorize delivery to Parent of the General Escrow Property and the Designated Escrow Property in satisfaction of claims by Parent and set off of Milestone Payments pursuant to Section 8.6, (iv) object to such claims pursuant to this Agreement, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating to this Agreement, or the transactions contemplated by this Agreement, by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Equityholder or necessary in the judgment of the Equityholders’ Representative for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Equityholders and (vii) to make decisions on behalf of the Equityholders and take any and all additional action as is contemplated to be taken by or on behalf of the Equityholders by the terms of this Agreement or the Escrow Agreement, including, without limitation regarding (A) indemnification claims, Direct Claims, Third-Party Claims, Notices of Third-Party Claims and Notices of Direct Claims and (B) amendments to this Agreement, the Escrow Agreement or the Stockholder Related Agreements (other than the Non-Competition Agreements), provided that the Equityholders’ Representative shall not be authorized to (1) receive notice of, or take action on behalf of the applicable Indemnifying Party in the event that recourse is being sought hereunder directly from such Indemnifying Party, (2) agree to make any Indemnifying Party directly liable for any Losses in respect of a claim for indemnification that is being sought hereunder directly from such Indemnifying Party or (3) treat any of the Equityholders in a manner that is different or disproportionate from one another (the “Limits on Authority”). Notwithstanding the foregoing, the Equityholders’ Representative shall have no obligation to act on behalf of the Equityholders, except as expressly provided herein and in the Escrow Agreement, the Engagement Agreement, and for purposes of clarity, there are no obligations of the Equityholders’ Representative in any ancillary agreement, schedule, exhibit or the Disclosure Schedule. The Person serving as the Equityholders’ Representative may be removed or replaced from time to time, or if such Person resigns from its position as the Equityholders’ Representative, then a successor may be appointed, by the holders of a majority in interest of the aggregate value of property then held in the General Escrow Fund upon not less than thirty (30) days’ prior written notice to Parent. The immunities and rights to indemnification shall survive the resignation or removal of the Equityholders’ Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement.

(b)Subject to the Limits on Authority, all decisions and actions taken by the Equityholders’ Representative in accordance with this Article IX, including without limitation (i) agreements between the Equityholders’ Representative and Parent relating to the defense or settlement of claims for which the Equityholders may be required to indemnify Parent pursuant to Article VIII and (ii) agreements between the Equityholders’ Representative and Parent relating to the Escrow Agreement or the determination of Parent’s payment obligations under Section 1.5 or Section 1.13 or any other matter relating to Article I, shall be binding upon all of the Equityholders and each such Equityholder’s successors as if expressly confirmed and ratified in writing by such Equityholder, and no Equityholder shall have the right to object, dissent, protest or otherwise contest the same.

(c)Certain Equityholders have entered into an engagement agreement (the “Engagement Agreement”) with the Equityholders’ Representative to provide direction to the Equityholders’ Representative in connection with its services under this Agreement, the Escrow Agreement and the Engagement Agreement (such Equityholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Equityholders’ Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Equityholders’ Representative Group”) shall have any liability or obligation to any of the parties to this Agreement or to the Equityholders for any act done or omitted pursuant to this Agreement, the Escrow Agreement or the Engagement Agreement as the Equityholders’ Representative while acting in good faith, without gross negligence or willful misconduct, and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Equityholders shall severally and not jointly indemnify and defend the Equityholders’ Representative Group and hold the Equityholders’ Representative Group harmless against any damage, loss, cost, liability, fees or expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers, judgments, fines or amounts paid in settlement) incurred by the Equityholders’ Representative and arising out of or in connection with the acceptance or administration of the Equityholders’ Representative’s duties under this Agreement, the Escrow Agreement and the Engagement Agreement (collectively, the “Representative Losses”), in each case as such Representative Loss is suffered or incurred, provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence, willful misconduct or bad faith of the Equityholders’ Representative, the Equityholders’ Representative will reimburse the Equityholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence, willful misconduct or bad faith. If not paid directly to the Equityholders’ Representative by the Equityholders, any such Representative Losses may be recovered by the Equityholders’ Representative first from the Expense Fund, and second, from any distribution of the General Escrow Fund, Designated Escrow Fund or Milestone Payment otherwise distributable to the Equityholders at the time of distribution; provided, that while this section allows the Equityholders’ Representative to be paid from the Expense Fund, General Escrow Fund, Designated Escrow Fund or Milestone Payment, as the case may be, this does not relieve the Equityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Equityholders’ Representative from seeking any remedies available to it at law or otherwise. The Equityholders acknowledge that the Equityholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby. Furthermore, the Equityholders’ Representative shall not be required to take any action unless the Equityholders’ Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Equityholders’ Representative against the costs, expenses and liabilities which may be incurred by the Equityholders’ Representative in performing such actions.

(d)Subject to the Limits on Authority, the Equityholders’ Representative shall have full power and authority on behalf of each Equityholder to take any and all actions on behalf of, execute any and all instruments on behalf of, and execute or waive any and all rights of, the Equityholders under this Agreement, the Escrow Agreement and the Stockholder Related Agreements (other than the Non-Competition Agreements).

(e)The Equityholders, by approval and adoption of this Agreement, agree, in addition to the foregoing, and solely to the extent consistent with Section 9.1(a), that:

(i)Parent shall be entitled to rely conclusively on the instructions and decisions of the Equityholders’ Representative as to (A) the settlement of any claims for indemnification by Parent pursuant to Article VIII, (B) actions taken in respect of indemnification claims, Direct Claims, Third-Party Claims and Notices of Claims, and (C) any other actions required or permitted to be taken by the Equityholders’ Representative under this Agreement, the Escrow Agreement and any Stockholder Related Agreement (other than the Non-Competition Agreements), and no Equityholder shall have any cause of action against Parent for any action taken by Parent in reliance upon the instructions or decisions of the Equityholders’ Representative;

(ii)all actions, decisions and instructions of the Equityholders’ Representative taken in accordance with this Article IX shall be conclusive and binding upon the Company and all of the Equityholders and no Equityholder shall have any cause of action against the Equityholders’ Representative for any action taken, decision made or instruction given by the Equityholders’ Representative under this Agreement or the Escrow Agreement except for fraud, gross negligence, willful misconduct or bad faith by the Equityholders’ Representative in connection with the matters described in this Article IX;

(iii)the provisions of this Article IX are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Equityholder may have in connection with the transactions contemplated by this Agreement, the Escrow Agreement and the Stockholder Related Agreements; and

(iv)the provisions of this Article IX and all actions taken by the Equityholders’ Representative under this Agreement, the Escrow Agreement or the Engagement Agreement shall be binding upon the executors, heirs, legal Representatives, personal Representatives, successor trustees and successors of each Equityholder as if expressly confirmed and ratified in writing by such Equityholder, and any reference in this Agreement or the Escrow Agreement to an Equityholder or the Equityholders shall mean and include the successors to the rights of the Equityholders under this Agreement, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

(f)The powers, immunities and rights to indemnification granted to the Equityholders’ Representative Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Equityholder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Equityholder of the whole or any fraction of his, her or its interest in the General Escrow Fund.

(g)The Equityholders’ Representative shall be entitled to: (i) rely upon the Closing Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Equityholder or other party.

(h)The Expense Fund will be used for the purposes of (i) paying directly or reimbursing the Equityholders’ Representative for any third-party expenses pursuant to this Agreement, the Escrow Agreement, the Engagement Agreement and any agreement ancillary hereto and (ii) as otherwise determined by the Advisory Group. The Equityholders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Equityholders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The Equityholders’ Representative is not providing any investment supervision, recommendations or advice and will not be liable for any loss of principal of the Expense Fund other than as a result of its negligence, willful misconduct or bad faith. The Equityholders’ Representative will hold these funds separate from its corporate funds and will not voluntarily make these funds available to its creditors in the event of bankruptcy. The Equityholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund, and has no tax reporting or income distribution obligations. As promptly as reasonably practicable (and in any event within three (3) Business Days) following the reasonable determination by the Equityholders’ Representative that the Expense Fund is no longer required to be withheld, the Equityholders’ Representative shall deliver, or cause to be delivered, the amount remaining in the Expense Fund to the Paying Agent, for further distribution to the Equityholders in accordance with the allocations provided in Section 1.13(b), provided, that Parent shall reasonably cooperate with the Equityholders’ Representative to facilitate the payment of any portion of such payment that is payable to Company Optionholders who are current or former employees and subject to Tax withholding through Parent’s or its Affiliate’s payroll system.

ARTICLE X

MISCELLANEOUS PROVISIONS

Section 10.1Fees and Expenses. Each party to this Agreement shall bear and pay all fees, costs and expenses (including legal fees and accounting fees) that have been incurred or that are incurred by such party in connection with the transactions contemplated by this Agreement; provided, however, that Parent shall pay the costs and expenses of the audit and review of the Company Financial Statements by an independent registered public accounting firm on behalf of Parent and Sorrento (the “Financial Statement Costs”).

Section 10.2Waiver; Amendment. Any agreement on the part of a party to this Agreement to any extension or waiver of any provision of this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such party. A waiver by a party to this Agreement of the performance of any covenant, agreement, obligation, condition, representation or warranty shall not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any party to this Agreement of the performance of any act shall not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time. Following the Closing, this Agreement may not be amended, modified, altered or supplemented except by written agreement between Parent and the Equityholders’ Representative.

Section 10.3Entire Agreement. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement among the parties to this Agreement and supersede all other prior agreements and understandings (including that certain non-binding term sheet between the Company, Parent and Sorrento, entered into on January 3, 2019), both written and oral, among or between any of the parties with respect to the subject matter of this Agreement and thereof; provided, however, that the Confidentiality Agreements shall not be superseded by this Agreement and shall remain in effect in accordance with their respective terms until the earlier of: (a) the Closing Date, or (b) the date on which the applicable Confidentiality Agreement is terminated in accordance with its terms.

Section 10.4Execution of Agreement; Counterparts; Electronic Signatures.

(a)This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same instrument, and shall become effective when counterparts have been signed by each of the parties to this Agreement and delivered to the other parties to this Agreement; it being understood that all parties to this Agreement need not sign the same counterparts.

(b)This Agreement and any amendments to this Agreement may be executed in one or more counterparts, each of which shall be enforceable against the parties to this Agreement that execute such counterparts, and all of which together shall constitute one and the same instrument. Facsimile and “.pdf” copies of signed signature pages shall be deemed binding originals and no party to this Agreement shall raise the use of facsimile machine or electronic transmission in “.pdf” as a defense to the formation of a contract.

Section 10.5Governing Law; Arbitration; Venue.

(a)This Agreement shall be governed by and construed in accordance with the internal laws (and not the law of conflicts) of the State of Delaware.

(b)Any claim or dispute arising under or relating to this Agreement, including disputes related to the validity, interpretation or enforcement of any provision this Agreement, shall be finally settled under the JAMS Comprehensive Arbitration Rules and Procedures by a panel of three arbitrators (the “Panel”). Parent and the Company shall each select one arbitrator to represent them, and such two arbitrators together shall select a third arbitrator for the proceedings. The place of arbitration shall be San Diego, California. The arbitration shall be conducted in the English language.

(c)The Panel shall render an award within six months from the date of the appointment of the Panel, unless the parties to this Agreement otherwise agree in writing or the Panel determines that an extension is necessary. The arbitral award shall be in writing, state the reasons for the award, and be final and binding upon, and non-appealable by, the parties to this Agreement. The award may include an award of costs, including, without limitation, reasonable attorneys’ fees and disbursements. In addition to monetary damages, the Panel shall be empowered to award equitable relief, including, but not limited to, an injunction and specific performance of any obligation under this Agreement. Notwithstanding the foregoing, the parties to this Agreement agree that any of them may seek equitable relief, including, but not limited to, an injunction and specific performance of any obligation under this Agreement from any court of competent jurisdiction, but that the final resolution of any disputes will be settled solely by the Panel.

(d)The Panel shall not be empowered to award damages in excess of compensatory damages, and each party to this Agreement hereby irrevocably waives any right to recover special, punitive, exemplary, consequential or similar damages with respect to any dispute, except insofar as a claim for such award arises out of indemnification against a party in an action brought against it by an independent third party in which such an award for special, punitive, exemplary, consequential or similar damages was awarded. The Panel shall be authorized in its discretion to grant pre-award and post-award interest at commercial rates. Judgment upon the award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets.

(e)The Panel, in its discretion, may consolidate two or more arbitrations or claims between any of the parties to this Agreement arising under this Agreement or any other agreement among the parties to this Agreement into one arbitration, or terminate any such consolidation and/or establish other arbitration proceedings for different claims that may arise in any one arbitration. Notwithstanding the foregoing, the Panel shall consolidate arbitrations and/or claims, if it determines that it would be more efficient to consolidate such arbitrations and/or claims than to continue them separately and (i) there are matters of fact or law that are common to the arbitrations and/or claims to be consolidated, (ii) there are related payment and performance obligations considered in the arbitrations and/or claims to be consolidated, or (iii) there is a danger of inconsistent awards.

(f)The Panel shall render any monetary award and interest related to such award in U.S. Dollars.

(g)The parties to this Agreement agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it (including but not limited to any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions, and any awards) shall not be disclosed beyond the Panel, the parties, their counsel and any person necessary to the conduct of the proceeding, except as may be lawfully required in judicial proceedings relating to the arbitration or otherwise, or as required by the rules of any other quotation system or exchange on which the disclosing party’s securities are listed or applicable Laws, provided that the Equityholders’ Representative shall not be prohibited from making any disclosures to the Equityholders.

(h)The costs of arbitration shall be borne by the losing party unless otherwise determined by the arbitration award.

(i)Each party to this Agreement agrees not to assert (by way of motion, as a defense or otherwise), in any such dispute that any claim arising out of, relating to, or in connection with the interpretation or performance of this Agreement is not subject to the jurisdiction of the Panel or that this Agreement may not be enforced by the Panel.

Section 10.6WAIVER OF JURY TRIAL. EACH OF THE PARTIES OF THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION, PROCEEDINGS OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.7Assignment and Successors. Subject to Section 1.13(h), no party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties to this Agreement, except that Parent and Merger Sub may assign any of its rights and delegate any of its obligations under this Agreement to any Affiliate of Parent, provided that notwithstanding any such assignment or delegation, Parent and/or Merger Sub, as applicable, shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties to this Agreement.

Section 10.8Parties in Interest. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except for the provisions of Section 4.4 (which shall be for the benefit of (among the other parties hereto) the Company Indemnified Parties, and the Company Indemnified Parties (among the other parties hereto) will have the rights provided for therein) and the provisions of Section 10.14 (which shall be for the benefit of (among the other parties hereto) WSGR and Cooley, and WSGR and Cooley (among the other parties hereto) will have the rights provided for therein. Notwithstanding the foregoing, following the Closing, the Equityholders’ Representative (on behalf of the Equityholders) shall, subject to the terms set forth herein, have the right to bring claims against Parent, Sorrento and Merger Sub based on Parent’s, Sorrento’s or Merger Sub’s breach or failure to perform any of the terms or obligations in this Agreement that would benefit the Equityholders, including claims for equitable relief, damages and other remedies, (including by bringing a claim to recover damages, if any, suffered by the Equityholders, which claim may seek recovery in an amount equal to the Milestone Payments that were not achieved, as a result of such breach or failure to perform any of the terms or obligations set forth in Section 1.13) and that such amounts shall be deemed to be damages of the Equityholders’ Representative. The Equityholders’ Representative agrees that if it obtains any amounts from Sorrento, Parent or Merger Sub, that it shall deliver, or cause to be delivered, such amounts to the Paying Agent, for further distribution to the Equityholders, as if they constituted Milestone Payments hereunder and the parties shall treat any such payment as a Milestone Payment for tax reporting purposes, provided, that Parent shall reasonably cooperate with the Equityholders’ Representative to facilitate the payment of any portion of such payment that constitutes an Option Contingent Payment payable to Company Optionholders who are current or former employees and subject to Tax withholding through Parent’s or its Affiliate’s payroll system.

Section 10.9Notices. All notices, requests, claims, demands, consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party to this Agreement when (a) other than with respect to the Equityholders’ Representative, delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid), or (b) if sent by e-mail, upon confirmation of delivery when directed to the relevant e-mail mail address, if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then on the recipient’s next business day, in each case to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the Person (by name or title) designated below (or to such other address, facsimile number, e-mail address or Person as a party may designate by notice to the other parties to this Agreement):

If to the Company (before the Closing):

Semnur Pharmaceuticals, Inc.

4970 El Camino Real, Suite 205

Los Altos, CA 94022

Attention: Mahendra Shah Email: mshah@vivocapital.com

with a mandatory copy (which copy shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

Attention: Kenneth A. Clark, Esq. and Brian Keyes, Esq.

Email: KClark@wsgr.com

Email: BKeyes@wsgr.com

If to the Equityholders’ Representative (on its own behalf and for the benefit of the Equityholders):

Fortis Advisors LLC

Attention: Notice Department

Email: notices@fortisrep.com

Facsimile No.: (858) 408-1843

If to Sorrento, Parent or Merger Sub:

Scilex Pharmaceuticals Inc.

c/o Sorrento Therapeutics, Inc. 4955 Directors Place

San Diego, CA 92121

Attention:Henry Ji, PhD., President and Chief Executive Officer

Deborah Telman, Esq., Senior Vice President and General Counsel

Email: hji@sorrentotherapeutics.com

Email: dtelman@sorrentotherapeutics.com

with a mandatory copy (which copy shall not constitute notice) to:

Paul Hastings LLP

1117 S. California Avenue

Palo Alto, CA 94304

Attention: Jeffrey T. Hartlin, Esq.

Email: jeffhartlin@paulhastings.com

Section 10.10Construction; Usage.

(a)Interpretation. In this Agreement, unless a clear contrary intention appears:

(i)the Annexes, Schedules and Exhibits attached to this Agreement (including the Disclosure Schedule) are hereby incorporated into this Agreement and are hereby made a part of this Agreement as if set out in full in this Agreement;

(ii)the singular number includes the plural number and vice versa;

(iii)reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(iv)reference to any gender includes each other gender and neutral forms of such words;

(v)reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(vi)reference to any Law means such Law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Law means that provision of such Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision;

(vii)“hereunder,” “hereof,” “hereto” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision of this Agreement;

(viii)“including” means including without limiting the generality of any description preceding such term;

(ix)references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto;

(x)all references to “days” shall be to calendar days unless otherwise indicated as a “Business Day”;

(xi)references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection;

(xii)reference to a “Section” or “Article” in this Agreement shall mean a Section or Article, respectively, of this Agreement unless otherwise provided;

(xiii)references to “fraud” shall be deemed to have the meaning set forth in Schedule 10.10(xiii); and

(xiv)for purposes of this agreement, “party”, “parties” and words of similar import (A) in the Specified Sections, shall constitute a reference to a party, or the parties, to this Agreement (including Sorrento) and (B) for sections of this Agreement other than the Specified Sections, shall constitute a reference to a party, or the parties, to this Agreement, but shall not include Sorrento.

(b)Legal Representation of the Parties. This Agreement was negotiated by the parties to this Agreement with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party to this Agreement shall not apply to any construction or interpretation of this Agreement.

(c)Headings. The headings contained in this Agreement are for the convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(d)Dollar Amounts. All references to “$” contained in this Agreement shall refer to United States Dollars unless otherwise stated.

Section 10.11Enforcement of Agreement. The parties to this Agreement acknowledge and agree that irreparable damage would occur if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement may not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the parties shall be entitled, at law or in equity, they shall each be entitled to enforce any provision of this Agreement by a decree of specific performance and temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking. The rights and remedies of the parties to this Agreement shall be cumulative (and not alternative).

Section 10.12Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties hereto shall use all reasonable efforts to replace any such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such invalid or unenforceable provision.

Section 10.13Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 10.14Privileged Communications. To the extent that communications between a Company Party, on the one hand, and either Wilson Sonsini Goodrich & Rosati (“WSGR”) or Cooley LLP (“Cooley”), on the other hand, that constitute advice or counsel regarding the interpretation of this Agreement and that would be subject to the attorney-client privilege or attorney work product privilege or any other legal privilege or protection if they were sought by an unrelated third party in a legal proceeding as of immediately prior to the Closing (such communication, the “Acquisition Communications”), such Acquisition Communications shall be deemed to be attorney-client confidences that belong solely to the Equityholders’ Representative for and on behalf of the Equityholders. Without limiting the generality of the foregoing, Parent acknowledges and agrees, for itself and on behalf of its Affiliates, including the Surviving Corporation, upon and after the Closing: (i) the Equityholders’ Representative, for and on behalf of the Company, its Representatives, the Equityholders and the Equityholders’ Representative (collectively, the “Company Parties”), shall be the sole holders of the attorney-client privilege of the Company Parties with respect to the Acquisition Communications, and neither Parent nor any of its Affiliates, including the Surviving Corporation, shall be a holder thereof; and (ii) neither WSGR nor Cooley shall have any duty whatsoever to reveal or disclose any such Acquisition Communications; provided that, to the extent any communication contains both Acquisition Communications and communications that are not Acquisition Communications, Parent may request WSGR and Cooley, as the case may be, to provide (and the Equityholders’ Representative, for and on behalf of the other Company Parties, shall instruct WSGR or Cooley, as the case may be, to provide) appropriately redacted versions of such communications, files or work product to Parent or its Affiliates, including the Surviving Corporation, such that such communications do not disclose any Acquisition Communications. Notwithstanding the foregoing, in the event that a dispute arises between any of Parent or the Surviving Corporation or their Affiliates, on one hand, and any of the Company Parties, on the other hand, concerning this Agreement or the transactions contemplated in this Agreement, Parent, for itself and on behalf of its Affiliates and the Surviving Corporation and its Affiliates, agrees that Parent, the Surviving Corporation and their Affiliates shall not offer into evidence or assert to the applicable arbitrator or Governmental Body the Acquisition Communications against the Company Parties.

* * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be duly executed, as of the date first above written.

SCILEX HOLDING COMPANY

By:	/s/ Henry Ji, Ph.D.
Name: Henry Ji, Ph.D.
Title: Secretary and Treasurer

SIGMA MERGER SUB, INC.

By:	/s/ Henry Ji, Ph.D.
Name: Henry Ji, Ph.D.
Title: Secretary and Treasurer

SORRENTO THERAPEUTICS, INC., solely with respect to the Specified Sections

By:	/s/ Henry Ji, Ph.D.
Name: Henry Ji, Ph.D.
Title: President and Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be duly executed, as of the date first above written.

SEMNUR PHARMACEUTICALS, INC.

By:	/s/ Jaisim Shah
Name: Jaisim Shah
Title: Chief Executive Officer

FORTIS ADVISORS, LLC, AS THE EQUITYHOLDERS’ REPRESENTATIVE

By:	/s/ Richard Fink
Name: Richard Fink
Title: Managing Director

[Signature Page to the Agreement and Plan of Merger]

INDEX OF DEFINED TERMS

Term	Section
Acquisition Communications	10.14
Act	4.2
Anticipated Fundamental Losses	8.6(a)
Assignment Agreement	2.11(j)
Assumption Agreement	1.13(h)(i)(1)
Audited Party	1.13(g)
CCC	Recitals
Certificate of Merger	1.3
Charter Amendment	1.3
Closing	1.3
Closing Date	1.3
Closing Spreadsheet	4.14
Common Catch-Up	1.13(b)(ii)
Company	Preamble
Company Constituent Documents	2.1(d)
Company Database	2.26(a)
Company Financial Statements	2.5(a)
Company Indemnified Parties	4.4(a)
Company Parties	10.14
Company Rights	2.2(c)
Company Securities	8.1(a)(iii)
Company Share Certificate	1.7
Cooley	10.14
D&O Tail Policy	4.4(b)
DGCL	Recitals
Diligent Efforts	1.13(c)
Direct Claim	8.3(e)
Disqualification Questionnaire	Recitals
Dissenting Shares	1.11(a)
Effective Time	1.3
Employee Plans	2.16(a)
Equityholders’ Representative	Preamble
ERISA Affiliate	2.16(a)
Escrow Agent	1.10(a)
Escrow Agreement	1.10(d)
Exchange Act	2.4(d)
Expense Fund	1.10(b)
Fiduciary	2.16(d)
Final Escrow Period	1.10(f)
Final Escrow Release Date	1.10(f)
Financial Statement Costs	10.1

-i-

First Escrow Period	1.10(e)
First Escrow Release Date	1.10(e)
First-Half Escrow Property	1.10(e)
Fundamental Indemnification Matters	8.2(b)
Fundamental Matter Escrow Amount	8.2(b)
Fundamental Representations	8.5
General Escrow Fund	1.10(a)
General Escrow Property	1.10(a)
General Indemnification Matters	8.2(b)
Indemnified Parties	8.1(a)
Indemnifying Parties	8.1(a)
Information Statement	4.3(b)
Interim Balance Sheet	2.5(a)(ii)
Investor Questionnaire	Recitals
Joinder Agreements	5.1(j)
Leases	2.9(b)
Letters of Transmittal	1.8(b)
Limits on Authority	9.1(a)
Losses	8.1(a)
Material Contracts	2.12(b)
Maximum Share Amount	1.14
Merger	Recitals
Merger Sub	Preamble
Milestone	1.13(a)
Milestone Escrow Period	1.10(d)
Milestone General Escrow Property	1.10(a)
Milestone Payment	1.13(a)
Milestone Provisions	1.13(i)
Milestone Right	1.13(h)
Non-Competition Agreement	Recitals
Non-Dissenting Stockholder	1.8(c)
Notice of Direct Claim	8.3(e)
Notice of Third-Party Claim	8.3(a)
OFAC	2.30
Option Contingent Payment	1.12(a)(iii)
Option Exercise Price	1.12(a)(i)
Panel	10.5(b)
Parent	Preamble
Parent Parties	Article III
Parent Stock Issuance	1.14
Permitted Repurchases	2.2(g)
Pre-Closing Tax Periods	4.1(a)
Preferred Cap	1.13(b)(i)
Privacy Contract	2.26(d)

-ii-

Privacy Policy	2.26(d)
Privacy Vendors	2.26(b)
Remaining Exercise Price	1.12(a)(i)
Representative Losses	9.1(c)
Required Company Stockholder Vote	2.4(a)
Restricted Shares	2.2(d)
Retained Milestone Amount	8.6(a)
SEC	2.4(d)
Selling Stockholder Questionnaire	Recitals
Specified IP Matters	8.5
Specified IP Representations	8.5
Specified Sections	Preamble
Stock Reduction Amount	1.14
Stockholder Written Consent	Recitals
Straddle Tax Periods	4.1(a)
Surviving Corporation	1.1
Tax Contest	4.1(e)
Third-Party Claim	8.3(a)
Total Milestone Rights	1.13(h)(i)(1)
Underlying Company Shares	1.12(a)(i)
Unresolved Claim	1.10(e)
Update Report	1.13(f)
WSGR	10.14

-iii-

Annex A

Milestone Event	Milestone Payment
Receipt of the first U.S. FDA Approval of a Company Product.	$40,000,000
Achievement of $100,000,000 in Net Sales of a Company Product.	$20,000,000
Achievement of $250,000,000 in Net Sales of a Company Product.	$20,000,000
Achievement of $500,000,000 in Net Sales of a Company Product.	$50,000,000
Achievement of $750,000,000 in Net Sales of a Company Product.	$150,000,000

For purposes of this Annex A and elsewhere in the Agreement:

“Company Patent” means (a) any Patent Right owned, or otherwise controlled, by the Company as of immediately prior to the Effective Time; (b) any Patent Right filed after the Effective Time that claims priority to any Patent Right described in the foregoing clause (a); or (c) any Patent Right issued or granted based upon any Patent Right described in the foregoing clauses (a) or (b).

“Company Product” means any preparation or formulation, in any dosage form (a) that contains an active pharmaceutical ingredient the composition of matter, use or manufacture of which is covered by a Company Patent, alone or in combination with one or more other active ingredients; (b) that has undergone, or is undergoing, as of immediately prior to the Effective Time, a human clinical study performed by or on behalf of the Company; or (c) for which an NDA or MAA is filed with the applicable Competent Authority containing or referencing any data generated in a human clinical study referenced in the foregoing clause (b).

“Compassionate Use” means the use of a Company Product as an investigational drug in accordance with applicable Law outside of a clinical trial to treat a patient with a serious or life-threatening disease or condition who has no comparable or satisfactory alternative treatment options prior to the receipt of the first Marketing Approval of such Company Product in the country where the patient is treated.

“Competent Authority” means any federal, national or multinational governmental health regulatory agency or authority within a regulatory jurisdiction, with the authority to grant approvals, licenses, registrations or authorizations necessary for the development, manufacture, use, sale or other exploitation of a pharmaceutical product. For clarity, references in this Agreement to Competent Authority shall be deemed to include the FDA and the EMA.

“Development” means with respect to a Company Product, the activities performed to obtain and maintain the Marketing Approval for the relevant Company Product, including without limitation: research, test method development and stability testing, assay development, toxicology, pharmacology, formulation, quality assurance, quality development, statistical analysis, process development, and scale-up, pharmacokinetic studies, data collection and management, clinical studies (including research to design clinical studies and specifically excluding activities directed to obtaining pricing and reimbursement approvals), regulatory affairs (including submission of data or other materials to a Competent Authority to obtain, maintain and/or expand Marketing Approval of a Company Product), project management, drug safety surveillance activities related to clinical studies, validation of methods and tests.

“MAA” means a Marketing Authorization Application, in relation to any Company Product, filed or to be filed (a) with the EMA (if Marketing Approval in Europe is to be obtained based upon the centralized evaluation process of the EMA) or (b) with the applicable Competent Authority in the United Kingdom, Germany, France, Italy or Spain (if Marketing Approval in Europe has not been obtained based upon the centralized evaluation process of the EMA), in each case for authorization to place a medicinal product on the market in the European Union or the applicable country in Europe.

“Marketing Approval” means all approvals, licenses, registrations or authorizations of the Competent Authorities in a country, necessary for the marketing and sale of the Company Product in such country, including the approval of an MAA or an NDA, and excluding pricing and reimbursement approvals.

“NDA” means a new drug application for the approval of a Company Product as a new drug by the FDA.

“Net Sales” means in the case of sales by or for the benefit of Parent, its Affiliates, its Sublicensees or any Milestone Obligor (in each case, “Seller”) to a Third Party, the cumulative, gross amount of monies or cash equivalents or other consideration billed or invoiced or received (without duplication) by all Sellers (combined) with respect to the Company Products from and after the Closing Date, less the following deductions (which may not be deducted more than once with respect to any sale), in each case only to the extent the same are (a) actually paid, granted or accrued by such Seller (each as recognized by GAAP applied consistently throughout the calculation), (b) not otherwise recovered by or reimbursed to a Seller in connection with such Company Product and (c) allocated to the Company Product, separately billed or specifically charged and clearly disclosed on the sale by the Seller to the Third Party (“Permitted Deductions”):

(i)trade, cash, promotional, prompt payment or quantity discounts;

(ii)returns, refunds, allowances, rebates and chargebacks but only to the extent actually recognized against the gross revenues;

(iii)customs or excise duties, excise, sales or use taxes, consumption tax, value added tax or other taxes (except income taxes) or duties relating to sales taxes on sales (such as excise, sales or use taxes or value added tax);

(iv)taxes on sales of pharmaceutical specialties reimbursed pursuant to a government health service, health insurance, social insurance or similar social services program;

(v)freight, insurance, packing costs and other transportation charges to the extent added to the sales price;

(vi)amounts repaid or credits taken by reason of rejections, defects or returns or because of retroactive price reductions, or due to recalls or Laws requiring rebates;

(vii)rebates taken by or fees paid to Third Party distributors, wholesalers, group purchasing organizations, pharmacy benefit management companies and managed care entities and charge-backs;

(viii)rebates and/or discounts on sales of Company Products given to health insurance and other types of payers due to specific agreements (“claw-back” type of agreements) involving the Company Products; and

(ix)any other specifically identifiable amounts included in gross amounts invoiced for the Company Products, to the extent such amounts are customary deductions from net sales calculations in the pharmaceutical or biotechnology industries in the applicable country for reasons substantially equivalent to those listed above.

“Net Sales” shall not include any consideration received with respect to a sale, use or other disposition of any Company Product in a country for Development purposes or as samples or for Compassionate Use, at a price no greater than the manufacturing costs of the quantities so sold, used or disposed of. Notwithstanding the foregoing, the amounts invoiced for the sale of Company Products by (a) Parent, its Affiliates, or their Sublicensees among Parent, its Affiliates or their respective Sublicensees or (b) any Milestone Obligor or its Affiliates among such Milestone Obligor or its Affiliates, as applicable, for resale shall not be included in the computation of Net Sales hereunder and Net Sales shall be the gross invoice or contract price charged to the Third Party customer for that Company Product in an arms’ length transaction, less the Permitted Deductions. With respect to any sale of a Company Product in a given country other than in an arm’s length transaction, for purposes of calculating Net Sales under this Agreement, such Company Product will be deemed to have been sold at the average Net Sales price charged to Third Parties for sales in such country in arms’ length transactions during the applicable calendar quarter (or if there were no such sales in such country during such calendar quarter, at the fair market value as determined by comparable markets). All of the foregoing elements of Net Sales calculations shall be determined in accordance with GAAP applied consistently throughout the calculation. In the event that a Company Product is sold as a fixed dose or co-packaged combination with other therapeutically active pharmaceutical compound(s) at a single price (a “Combination Product”), Net Sales from the sale of such Combination Product will be calculated for each applicable calendar quarter by multiplying the Net Sales (as determined without reference to this paragraph) of such Combination Product by the fraction A/(A+B), where (i) A is the average gross selling price in the applicable country of the Company Product and (ii) B is the average gross selling price in the applicable country of the other therapeutically active pharmaceutical compound(s) included in such Combination Product, each when sold separately in finished form, during the applicable calendar quarter or, if sales of the Combination Product and the separate product(s) did not occur during such calendar quarter, the most recent calendar quarter in which sales of such products occurred. In the event that the average gross selling price(s) cannot be determined for A or B, the Net Sales attributable to the Company Product shall be reasonably allocated between A and B based on their relative fair market values.

“Sublicensees” means a Third Party which is a licensee or sublicensee of some or all of the rights with respect to a Company Product; provided that, for sake of clarity, Sublicensees do not include (a) wholesalers, distributors or similar entities performing similar functions, in each case who do not promote the Company Product sold to it and (b) Parent’s or Sorrento’s Affiliates.

“Third Party” means any person or entity other than Sorrento, Parent and their respective Affiliates.

“U.S. FDA Approval” means the approval an NDA by the FDA.

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement:

“Acquisition Transaction” means any transaction or series of transactions involving:

(a)any merger, consolidation, share exchange, business combination, issuance of securities (other than in respect of the exercise or conversion of equity awards in existence as of the date of this Agreement), direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction involving the Company;

(b)any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of a material portion of the business or assets of the Company; or

(c)any liquidation, dissolution or winding up of the Company.

“Affiliate” means, with respect to any specified Person, any other Person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified Person, including, without limitation, any general partner, limited partner, member, officer, director or manager of such Person and any venture capital or private equity fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person. For purposes of this definition, the terms “controls,” “controlled by,” or “under common control with” means the possession, direct or indirect, of power to direct or cause the direction of management or policies (whether through ownership of voting securities, by contract or otherwise).

“Agreement” means the Agreement and Plan of Merger of which this Exhibit A is a part, as amended or restated from time to time.

“Applicable Benefit Laws” means all Laws, including those of a jurisdiction outside of the United States, applicable to any Employee Plan.

“Business Day” means a weekday on which banks are open for general banking business in San Diego, California.

“Cash” means the cash and cash equivalents of the Company net of costs to make readily available, calculated in accordance with GAAP.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Common Shares” means the shares of common stock, par value $0.00001 per share, of the Company.

“Company Intellectual Property” means the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Licensed Intellectual Property” means all Intellectual Property Rights that are licensed to the Company by any other third-party.

“Company Material Adverse Effect” means any state of facts, change, event, effect, occurrence or circumstance that, individually or in the aggregate (considered together with all other state of facts, change, event, effect, occurrence or circumstance) has, has had or would reasonably be expected to have or give rise to a material adverse effect on (a) the business, condition (financial or otherwise), results of operations, assets, liabilities, operations or financial performance of the Company taken as a whole, or (b) the ability of the Company to consummate the Merger; provided, however, with respect to clause (a), that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect unless, in the case of (i), (ii), (iii), (iv), (v) or (vi) the Company is adversely affected in a disproportionate manner thereby as compared to other Persons or businesses that operate in the industry in which the Company operates: (i) any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which the Company’s business is conducted; (ii) general financial, credit or capital market conditions or any changes therein; (iii) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date hereof; (iv) change in the general conditions in the industries in which the Company conducts business; (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, in the United States or any other country or region in the world; (vi) changes in applicable Law or changes in GAAP after the date hereof; (vii) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby; and (viii) any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, any facts, changes, events, effects, occurrences or circumstances giving rise to or contributing to such failure, unless such facts, changes, events, effects, occurrences or circumstances would otherwise be excepted from this definition).

“Company Options” means all options to purchase Company Common Shares (whether or not vested).

“Company Optionholder” means any holder of Company Options.

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned by the Company.

“Company Owned Registrations” means all Company Registrations that are owned by the Company.

“Company Preferred Shares” means the shares of Series A Preferred stock, par value $0.00001 per share, of the Company.

“Company Registrations” means Patent Rights, registered trademarks and service marks, registered copyrights and designs, domain name registrations and applications (including intent to use applications) for each of the foregoing that are registered or filed or recorded with any Person in the name of or exclusively licensed by the Company, alone or jointly with others.

“Company Shares” means the Company Common Shares and the Company Preferred Shares.

“Company Stock Option Plan” means the Company’s 2013 Equity Incentive Plan.

“Confidential Information” means any data or information concerning the Company (including trade secrets), without regard to form, regarding (for example and including) (a) business process models, (b) proprietary software, (c) research, development, products, services, marketing, selling, business plans, budgets, unpublished financial statements, licenses, prices, costs, contracts, suppliers, customers, and customer lists, (d) the identity, skills and compensation of employees, contractors, independent contractors and consultants, (e) specialized training, or (f) discoveries, developments, trade secrets, processes, formulas, data, lists, and all other works of authorship, mask works, ideas, concepts, know-how, designs, and techniques, whether or not any of the foregoing is or are patentable, copyrightable, or registrable under any intellectual property Laws or industrial property Laws in the United States or elsewhere. Notwithstanding the foregoing, no data or information constitutes “Confidential Information” if such data or information is publicly known and in the public domain through means that do not involve a breach by the Company or a Stockholder of any covenant or obligation set forth in the Agreement.

“Confidentiality Agreements” means the Parent Confidentiality Agreement and the Sorrento Confidentiality Agreement.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, warranty, license, sublicense, insurance policy, benefit plan or legally binding commitment of any nature.

“Disclosure Schedule” means the disclosure schedule (dated as of the date of the Agreement) delivered to Parent on behalf of the Company on the date of the Agreement.

“EMA” means the European Medicines Agency or any successor thereto.

“Employee” means each of the employees of the Company.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environmental Law” means any national, provincial, territorial, federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law, regulation, permit or certificate of approval relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

“Equityholders” means the Stockholders and Company Optionholders as of immediately prior to the Effective Time.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Excluded Agreements” means (i) any non-exclusive Contract concerning “off-the-shelf” or similar software that is available on commercially reasonable terms for less than $10,000, (ii) standard non-disclosure, confidentiality and material transfer Contracts granting non-exclusive Intellectual Property Rights and entered into in the ordinary course of business, (iii) Contracts that are not material to the business and that have expired on their own terms or were terminated or can be cancelled in whole (including with respect to any licenses, covenants, or other rights to Intellectual Property Rights granted thereunder) by the Company without penalty or with thirty (30) days’ notice or less, (iv) Contracts that have expired on their own terms or were terminated and wherein all licenses, covenants, and other rights to Intellectual Property Rights granted thereunder have expired or terminated, and (v) standard purchase orders and associated terms and conditions entered into in the ordinary course of business for which the underlying goods or services have been delivered or received.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“FDA” means the United States Food and Drug Administration or any successor thereto.

“FDA/EMA Registrations” means authorizations, approvals, licenses, permits, certificates, or exemptions issued by the FDA or EMA (including, without limitation, pre-market approval applications, pre-market notifications, investigational new drug applications, new drug applications, biologic license applications, manufacturing approvals and authorizations, pricing and reimbursement approvals, labeling approvals or their foreign equivalent) held by the Company that are required for, among other things, the research, development, manufacture, processing, labeling, distribution, marketing, storage, transportation, use, sale and provision of the products and services of the Company.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Government Bid” means any quotation, bid or proposal submitted to any Governmental Body or any proposed prime contractor or higher-tier subcontractor of any Governmental Body.

“Government Contract” means any prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Body or any prime contractor or higher-tier subcontractor, or under which any Governmental Body or any such prime contractor or subcontractor otherwise has or may acquire any right or interest.

“Governmental Authorization” means any (a) approval, permit, license, certificate, certificate of approval, franchise, permission, clearance, registration, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law, or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any domestic or foreign multinational, federal, state, provincial, municipal or local government (or any political subdivision thereof) or any domestic or foreign governmental, regulatory or administrative authority or any department, commission, board, agency, court, tribunal, judicial body or instrumentality thereof, or any other body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature (including any arbitral body).

“Indebtedness” means, without duplication, the aggregate of the following: (a) all obligations for borrowed money, whether or not contingent, or issued or incurred in substitution or exchange for any such liability for borrowed money, or extensions of credit (including under credit cards, bank overdrafts and advances), (b) all obligations evidenced by bonds, debentures, notes or other similar instruments, (c) all obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business consistent with past practice, (d) all obligations of others secured by a Lien on any asset of the Company (including accounts and contract rights), whether or not such obligations are assumed, (e) all obligations, contingent or otherwise, directly or indirectly guaranteeing any obligations of any other Person, all obligations to reimburse the issuer in respect of letters of credit or under performance or surety bonds, or other similar obligations; all obligations under which the Company has agreed (contingently or otherwise) to purchase or otherwise acquire the liability of any other Person or in respect of which the Company has otherwise assured a creditor against loss, (f) all obligations in respect of bankers’ acceptances, note purchases or similar facilities and under reverse repurchase agreements and (g) all obligations in respect of futures contracts, other financial contracts and other similar obligations (determined on a net basis as if such contract or obligation was being terminated early on such date). For purposes of the Agreement, “Indebtedness” includes (i) any and all accrued interest, fees, change of control payments, prepayment premiums, make whole premiums or penalties and fees or expenses actually incurred (including attorneys’ fees) associated with the repayment of any Indebtedness, and (ii) any and all amounts of the nature described in clauses (a) through (g) above owed by the Company to any of its Affiliates, including any of the Stockholders; provided, however, that “Indebtedness” shall not include, without limitation (i) Permitted Costs set forth on Section 4.2 of the Disclosure Schedule, (ii) any operating or lease obligations, and (iii) any installment payments.

“Indemnification Pro Rata Share” with respect to any Equityholder, means a fraction, rounded to four decimal places, equal to (x) the aggregate amount of cash and the cash value of the Parent Shares (as determined based on the Parent Stock Price) paid or payable to such Equityholder pursuant to Section 1.5(c), Section 1.5(d) and Section 1.12 (which, for the avoidance of doubt, excludes any payments in respect of Dissenting Shares) divided by (y) the aggregate amount of cash and the cash value of the Parent Shares (as determined based on the Parent Stock Price) paid or payable to all Equityholders pursuant to Section 1.5(c), Section 1.5(d) and Section 1.12 (which, for the avoidance of doubt, excludes any payments in respect of Dissenting Shares).

“Intellectual Property Rights” means all (a) foreign and domestic patents, patent applications, patent disclosures and inventions, (b) Internet domain names, trademarks, service marks, trade dress, trade names, logos and corporate or company names (both foreign and domestic) and registrations and applications for registration thereof together with all of the goodwill associated therewith, (c) copyrights (registered or unregistered) and copyrightable works (both foreign and domestic) and registrations and applications for registration thereof, (d) mask works and registrations and applications for registration thereof, (e) computer software, data, data bases and documentation thereof, including rights to third party software used in the business, (f) trade secrets and other Confidential Information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information), (g) other intellectual property rights, and (h) copies and tangible embodiments thereof (in whatever form or medium).

“Knowledge” An individual shall be deemed to have “Knowledge” of a particular fact or other matter if such individual is actually aware of such fact or other matter after due inquiry and investigation of the matter. The Company shall be deemed to have “Knowledge” of a particular fact or other matter if any of the Specified Individuals has Knowledge of such fact or other matter. With respect to matters involving Intellectual Property Rights, Knowledge does not require the Company, or any of the Specified Individuals, to have conducted or have obtained any freedom-to-operate opinions of counsel or any patent, trademark or other Intellectual Property Rights clearance searches.

“Labor Laws” means all Laws governing or concerning labor relations, unions and collective bargaining, conditions of employment, termination of employment, employee classification, background checks, employment discrimination and harassment, wages, hours, meal and rest periods, accrual and payment of vacation pay and paid time off, or occupational safety and health and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Body.

“Law” means any federal, national, state, provincial, territorial, local, municipal, foreign or international, multinational law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Leased Real Property” means the parcels of real property of which the Company is the lessee or sublessee (together with all fixtures and improvements thereon).

“Legal Proceeding” means any ongoing action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, order, inquiry, audit, examination or investigation commenced, brought, conducted or heard before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature affecting property, real or personal, tangible or intangible, including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset, any lease in the nature thereof and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statute of any jurisdiction).

“Materials of Environmental Concern” means any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum, petroleum products, petroleum by-products, asbestos-containing material, lead-containing paint, pipes or plumbing, polychlorinated biphenyls, radioactive materials or radon, infectious, biological or medical waste, including biohazards, radioactive materials and blood-borne pathogens and any other substances that are now or hereafter: (a) listed, classified, regulated or fall within the definition of a “hazardous substance,” “hazardous waste” or “hazardous material” pursuant to any Environmental Law or (b) the subject of regulatory action by any Governmental Body pursuant to any Environmental Law.

“Merger Consideration” means the Initial Cash Amount and Aggregate Available Parent Shares together with the Milestone Payments that become payable to the Equityholders, if at all, following the Effective Time pursuant to and in accordance with Section 1.13(a).

“Milestone Obligor” means any Person (including any Sublicensee) that acquires, directly or indirectly, from Parent or an Affiliate of Parent (or from another Milestone Obligor) any rights to develop, seek Marketing Approval for and/or commercialize a Company Product, through one or more transactions or series of transactions, whether by sale, assignment, license or any other direct grant or transfer of rights, but excluding, for the avoidance of doubt, acquisitions resulting from sales of units of any Company Product in the ordinary course of business.

“Negative FDA Letter” means any FDA Form 483, notice of adverse filing, warning letter, untitled letter or other correspondence or notice from the FDA or any other Governmental Body, alleging or asserting noncompliance with the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.).

“NLRB” means the United States National Labor Relations Board.

“Order” means any order, judgment, writ, decree, stipulation, determination, decision, award, ruling, injunction, restraining order, settlement or similar assessment of a Governmental Body (whether temporary, preliminary or permanent).

“Organizational Documents” means, with respect to any Entity, the constitution, certificate of incorporation, articles of incorporation, by-laws, articles of organization, articles of association, partnership agreement, limited liability company agreement, trust deed, formation agreement, joint venture agreement or other similar organizational documents of such Entity (in each case, as amended through the date of the Agreement).

“Parent Confidentiality Agreement” means that certain Mutual Confidentiality Agreement, dated October 19, 2016, by and between the Company and Parent.

“Parent Related Agreement” means any certificate, agreement, document or other instrument, other than the Agreement, to be executed and delivered by Parent or Merger Sub in connection with the transactions contemplated by the Agreement.

“Parent Shares” means the shares of common stock of Parent, par value of $0.0001 per share.

“Parent Stock Price” means $1.16.

“Patent Rights” means all patents, patent applications, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in- part, divisionals, reissues and reexaminations).

“Permitted Lien” means any (a) Lien for Taxes not yet due and payable or which are being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP as historically applied by the Company (excluding Liens arising under ERISA or the Code), (b) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course of business consistent with past practice and not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP as historically applied by the Company, (c) in the case of real property, zoning, building, occupancy or other restrictions, variances, covenants, rights of way, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, (i) interfere in any material respect with the present use of or occupancy of the affected parcel by the Company, (ii) have more than an immaterial effect on the value thereof or its use, or (iii) would impair the ability of such parcel to be sold for its present use; (d) Liens imposed by applicable Law (excluding Liens arising under ERISA or the Code) involving amounts that are not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP as historically applied by the Company; (e) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (f) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business consistent with past practice; or (g) non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business consistent with past practice.

“Person” means any individual, Entity, trust, Governmental Body or other organization.

“Personal Information” means any information that identifies or that, in combination with other information, can be used to identify or locate a natural person, including without limitation name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or customer or account number, IP address, and any persistent identifier or any other information that is otherwise considered personal information, personal data, protected health information, or other personally identifiable information under applicable Privacy Laws.

“Pre-Closing Taxes” means (i) all Taxes imposed on or incurred by the Company with respect to any Pre-Closing Tax Period or the portion of any Straddle Tax Period that relates to the portion of such Straddle Tax Period ending on and including the Closing Date as determined in accordance with Section 4.1(h), (ii) Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company was a member prior to the Closing, including pursuant to Treasury Regulation Section 1.1502-6 (or similar provision of state, local or foreign law), or (iii) Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring prior to the Closing Date, in each case whether or not disclosed to Parent in any Exhibits or Schedules attached to this Agreement, the Company Financial Statements or otherwise.

“Privacy Laws” means any national, provincial, territorial, state, local or foreign Law and self-regulatory programs now in force governing the Processing of Personal Information, including without limitation, the Health Insurance Portability and Accountability Act of 1996, as amended, the Health Information Technology for Economic and Clinical Health Act, state data breach notification Laws, state social security number protection Laws, the Federal Trade Commission Act, the Financial Services Modernization Act of 1999, the Fair Credit Reporting Act, the Fair and Accurate Credit Transactions Act, the EU General Data Protection Regulation, and state consumer protection and data security Laws.

“Process” or “Processing” means the collection, use, storage, recording, distribution, processing, transfer, import, export, protection (including security measures), disposal, destruction, disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Related Party” means (a) each individual who is, or who has at any time been, an officer or director of the Company; (b) each member of the immediate family of each of the individuals referred to in clause (a) above; and (c) any trust or other Entity (other than the Company) in which any one of the individuals referred to in clauses (a) and (b) above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary, equity or other financial interest.

“Release” or “Released” means with respect to any Materials of Environmental Concern, any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping or disposing into any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium or the ambient air. For purposes of the Agreement, the term “Release” shall also mean any threatened release.

“Representatives” means, with respect to a Person, the officers, directors, employees, agents, attorneys, accountants, advisors and representatives of such Person.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Significant Pharmaceutical Company” means any company whose market capitalization of equity securities at the time of any transfer contemplated by Section 1.13(h) is an amount equal to at least $2,000,000,000.

“Sorrento Confidentiality Agreement” means that certain Mutual Confidentiality Agreement, dated June 8, 2015, by and between the Company and Sorrento.

“Specified Individuals” means the individuals named on Schedule A.

“Specified IP Matters” means the indemnification obligations under Section 8.1(a) with respect to the Specified IP Representations.

“Specified IP Representations” means the representations and warranties of the Company set forth in (i) the first two sentences of Section 2.11(a), (ii) the last sentence of Section 2.11(a), (iii) the first sentence of Section 2.11(c), (iv) Section 2.11(j) and (v) Section 2.11(k).

“Stockholders” means the holders of Company Shares.

“Stockholder Related Agreement” means any certificate, agreement, document or other instrument, other than the Agreement, to be executed and delivered by the Company or a Stockholder in connection with the transactions contemplated the Agreement, including without limitation the Non-Competition Agreements and Joinder Agreements.

“Subsidiary” means, with respect to any party, any corporation, partnership, trust, limited liability company or other non- corporate business enterprise in which such party (or another Subsidiary of such party) holds stock or other ownership interests representing (a) 25% or more of the voting power of all outstanding stock or ownership interests of such Entity, or (b) the right to receive 25% or more of the net assets of such Entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such Entity.

“Supplier” means any supplier of goods or services to which the Company paid more than $25,000 in the aggregate during the 6-month period ended December 31, 2018, or expects to pay more than $50,000 in the aggregate during the 12-month period ending June 30, 2019.

“Tax Returns” means any and all reports, returns, or declarations relating to Taxes filed or required to be filed with any Governmental Body, including any schedule or attachment thereto, including any amendment thereof.

“Taxes” means (i) any and all taxes, charges, fees, levies or other similar assessments or liabilities in the nature of a tax, including income, gross receipts, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, estimated, registration, recording, excise, escheat, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, employment insurance, social security, business license, business organization, environmental, worker’s compensation, pension, payroll, profits, severance, stamp, occupation, windfall profits, customs, franchise and other taxes of any kind whatsoever imposed by the United States, or any state, provincial, local or foreign government, or any agency or political subdivision thereof, (ii) any interest, penalties or additions to tax imposed with respect to such items or any contest or dispute thereof or in connection with the failure to timely or properly file any Tax Return; (iii) any liability for payment of amounts described in clause (i) or (ii) whether as a result of successor or transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law; and (iv) any liability for the payment of amounts described in clauses (i), (ii) or (iii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

“Transaction Expenses” means the sum of all fees, costs and expenses (including legal fees and accounting fees and including the amount of all special or other bonuses payable by the Company to any officers of the Company or other Persons in connection with the consummation of the transactions contemplated by the Agreement), other than the Financial Statement Costs, in each case, that are incurred by the Company for the benefit of the Company or an Equityholder in connection with the transactions contemplated by the Agreement based on arrangements entered into, or agreed to, by the Company prior to the Closing.

“Treasury Regulations” means the temporary and final income Tax regulations promulgated under the Code.

“UK Bribery Act” means the United Kingdom Bribery Act 2010.